
13000553



SYMMETRY Medical Inc.

annual report two thousand and twelve

Kaizen · GEMBA · WinSPC · Flow
Poka-Yoke · Six Sigma · Automation · Five S




Histogram (Ind.)
Cost Analysis
Whisker
X & R









Policy Deployment · Kanban · Cellular Manufacturing
Standard Work · SMED · Pull Systems · Heijunka

CORPORATE INFORMATION

BOARD OF DIRECTORS

Craig B. Reynolds
Chairman of the Board
Chief Executive Officer
Cerêve, Inc.

Francis T. Nusspickel
Retired Audit Partner
Arthur Anderson LLP

James S. Burns
President and Chief Executive Officer
Assure Rx Health, Inc.

John S. Krelle
President and Chief Executive Officer
FzioMed, Inc.

Robert G. Deuster
Chief Executive Officer
Collector's Universe, Inc.

Thomas J. Sullivan
President and Chief Executive Officer

EXECUTIVE OFFICERS AND SENIOR MANAGEMENT

Thomas J. Sullivan
President and Chief Executive Officer

Fred L. Hite
Senior Vice President, Chief Financial Officer
and Investor Relations Officer

D. Darin Martin
Senior Vice President
Quality Assurance/Regulatory Affairs and
Chief Compliance Officer

David C. Milne
Senior Vice President,
Human Resources, General Counsel and
Corporate Secretary

Christopher W. Huntington, Esq.
Senior Vice President and
Chief Operating Officer, Symmetry Surgical Inc.

Ronda L. Harris
Chief Accounting Officer

SHAREHOLDER INFORMATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
111 Monument Circle
Indianapolis, IN 46204

COMMON STOCK
Symmetry Medical, Inc. is listed on the New York Stock Exchange (NYSE) under the symbol SMA

TRANSFER AGENT
Computershare Trust Company, N.A.
P.O. Box 43023
Providence, RI 02940-3023
(877)282-1168

CORPORATE HEADQUARTERS
3724 North State Road 15
Warsaw, IN 46582
(574)268-2252

INTERNET ADDRESS INFORMATION
Visit www.symmetrymedical.com for more information about Symmetry Medical Inc., our products and services or to obtain a copy of our Annual Report and Form 10-K

INVESTOR CONTACT
Mr. Fred L. Hite
3724 North State Road 15
Warsaw, IN 46582
(574)268-2252

CERTIFICATIONS

We have filed, as exhibits to the Annual Report on Form 10-K for the fiscal year ended December 29, 2012, the certifications of our Chief Executive Officers and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002. We have also filed the certification of our Chief Executive Officer required by the New York Stock Exchange under Section 303A with no qualifications.

Dear Fellow Symmetry Medical Shareholders,

2012 was a year of significant change for Symmetry Medical and a year filled with many successes. Our OEM Solutions business continues to lead the industry in scale, capabilities, quality systems, and importantly for our future, new product innovation. Our Symmetry Surgical business is developing according to our plan and represents a significant market opportunity that diversifies our revenue base and enhances our profitability profile while maintaining our commitment to not compete with the OEM customers we are privileged to serve.

We achieved the key initiatives targeted for the year, resulting in significantly improved financial performance and increased shareholder value. In the OEM Solutions business, our main focus was improving our operational efficiency, while maintaining the high levels of product quality and service that our customers expect. In the Symmetry Surgical business, we completed our integration of the Codman & Shurtleff surgical instruments business and the Olsen Medical business we acquired in 2011. We also introduced several new products in both businesses, highlighting our commitment to innovation that adds value for our customers. In addition, we delivered enhanced cash flow from operations, which we used to significantly reduce our debt.

OEM Solutions – Enhancing Operational Efficiency

The cornerstone of our effort to drive improved operational efficiency is our Symmetry Business System ("SBS"). Highlighted on the front cover of this year's Annual Report and celebrating our Teammates who are bringing it to life, the SBS is a comprehensive set of tools founded on the spirit of continuous improvement. It includes the deployment of a company-wide Enterprise Resource Planning ("ERP") platform, harmonized global quality and regulatory assurance systems, and management protocols designed to advance overall operational efficiency.

2012 was highlighted by the implementation of WinSPC Real-Time Statistical Process Control Software across our CNC machining centers. We now have more than 100 WinSPC workstations installed across our global facilities, each of which enables us to collect real-time manufacturing process capability data. This data enables us to engage in real-time continuous quality monitoring and production process analysis to ensure manufacturing reliability, leading to enhanced levels of quality, reduced scrap, and improved machine and operator efficiency. The WinSPC program is complemented by our enterprise quality management software and processes, which provide our manufacturing infrastructure with one "global quality management system." Our harmonization efforts also enabled us to achieve a Corporate ISO 13485 Certificate as well as a global ISO 14001 Environmental Corporate Certificate. These capabilities, which collectively enable one "global Symmetry," are highly desired by our customers and provide important differentiators for our OEM Solutions business – especially as our customers continue to expand their respective global presence.

During 2012 we also leveraged the information backbone of our Company through the unification of all of our U.S. Instrument facilities on our standard ERP platform. Seamless information flow across our plants enables us to better plan our manufacturing resources in response to customer demand and improve service levels, all while lowering inventory. In 2013, we will continue this journey when we migrate our U.S. Case and U.S. Implant facilities into our global ERP platform.

During the year our talented Teammates continued to focus on implementing lean manufacturing and best practices across all of our manufacturing sites. Combined with the ERP transition and automated quality and regulatory assurance systems, these efforts delivered nearly 200 basis points of improvement in OEM Solutions gross margin in 2012. While we are pleased with this improvement, we believe we are only beginning to see the benefits of the SBS. When fully deployed over the next several years, we believe it will provide the opportunity to achieve between 200 and 500 basis points of total gross margin improvement. This is in addition to potential gross margin benefit from increased revenue, which could be driven by customer new product launches or increased orthopedic procedure volumes, both of which drive increased capital spending on instruments and cases. While we are pleased with the financial benefit from our operational improvements, a more important advantage of the SBS has been the continued increase in customer satisfaction and the strengthening of the Symmetry brand in the marketplace. We believe we are well positioned to gain market share as our customers look to do business with fewer, strategic suppliers.

Symmetry Surgical – Integrating Codman Surgical Instruments and Gaining Market Share

In the Symmetry Surgical business, we completed the integration of the Codman surgical instruments business into our systems infrastructure and global distribution center and headquarters in Nashville, TN. Completing this integration allowed us to alleviate the costs associated with the U.S. Transition Services Agreement with Codman and to begin providing our hospital customers with product directly from Symmetry Surgical. Today we offer a complete range of reusable surgical instruments to new and existing customers throughout the worlc

We also continued to integrate the international Codman surgical instruments business by converting to direct distributor relationships in countries around the world. Our primary focus has been to establish relationships in key markets in Asia, South America and Europe, and to date we are pleased to have created 54 distribution relationships covering more than 107 countries. These direct relationships with the distributors allow us to gain greater control over our business, eliminate the cost associated with the Codman transitional services, and leverage the opportunity to sell our full portfolio of products in these countries. Our legacy Olsen and SSI products have previously been focused on the U.S. market, and we believe there is a significant opportunity to increase revenue from these products with international customers through our new distribution partners as we drive Symmetry Surgical's global presence.

Innovation – Increasing Intellectual Property and Proprietary Symmetry Product Sales

We established a new record for innovation during 2012, introducing 18 new products, many of which were of a higher regulatory classification, across our OEM Solutions and Symmetry Surgical businesses. These new products contributed to an increase in sales of products based on Symmetry's proprietary intellectual property to nearly 20% of our Instrument sales and to slightly over 30% of our Case sales. While the benefit from these launches and improved mix will be realized gradually over time, they reflect the importance of innovation as one of the key foundations for future profitable growth. Accordingly, we continue to leverage our day-to-day contact with hospital personnel, in-house clinical expertise, world renowned health care professional collaborators, and our strong research and development capabilities to develop proprietary Symmetry intellectual property that addresses unmet needs in the marketplace. For the second year in a row, we generated more intellectual property than was created in the five-year period between 2006 and 2010, with 13 new patent applications.

2013: Driving Revenue Growth and a Further Focus on Operational Improvement

We continued to enhance our position in the market in 2012 by strengthening the operations of our market-leading OEM Solutions business and by successfully integrating the Codman surgical instrument business and Olsen Medical into our Symmetry Surgical business. We are confident that the Symmetry Surgical hospital direct business has significant long-term upside potential, both domestically and internationally. Together, our two businesses leverage our expertise in surgical instrument manufacturing and research and development, our marketplace knowledge, and our corporate infrastructure.

As we look to build on our progress in 2013, the entire family of Symmetry Medical Teammates remains committed to meeting and exceeding the expectations of our customers and our shareholders. As the Orthopedic industry begins to strengthen with increased procedural volumes and new product launches we are well positioned to drive revenue growth and strengthen our operational performance to enhance margins. Over the course of the coming year we will focus on four simple priorities:

1. Positioning our OEM Solutions business to grow and gain market share as a result of our customers' supplier rationalization, increased outsourcing, new product launches, and potential increase in orthopedic patient volume.
2. Improving our OEM Solutions business gross margin through further implementation of the SBS and ERP consolidation.
3. Harmonizing our Symmetry Surgical commercial sales organization in the U.S. and driving global growth by leveraging our broad and well-respected portfolio of products.
4. Driving profitability and cash flow generation to lower our debt and to retire our high interest debt by year-end.

If we accomplish these goals, we believe it will translate into sustainable long-term revenue growth and market share gains, a more diversified, innovation-driven company with improved profitability, strong cash flow and reduced leverage, all of which will result in enhanced shareholder value.

I would like to close by thanking my Symmetry Teammates around the world who have worked hard to fulfill our promise to our customers and shareholders in 2012. Their engagement – stronger now than at any time in our recent history – and talents are our true competitive advantage. On behalf of all of them and our Board of Directors, thank you for your confidence in our Company as we aspire to become THE trusted global source of innovative medical device solutions for today's needs and tomorrow's growth.

Very truly yours,



Thomas J. Sullivan
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 29, 2012**

Commission File Number 001-32374

SYMMETRY MEDICAL INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**35-1996126**
(State of Incorporation)	(I.R.S. Employer Identification No.)

**3724 North State Road 15
Warsaw, Indiana 46582**
(Address of Principal Executive Offices) (Zip Code)

(574) 268-2252
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:
Common Stock, Par Value $0.001 Per Share	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (S232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and" smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting stock of Symmetry Medical Inc. held by non-affiliates of the Registrant as of June 30, 2012, based on the closing price was $8.58, as reported by the New York Stock Exchange: Approximately $314.2 million.

The number of shares outstanding of the registrant's common stock as of March 1, 2013 was 37,294,465.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information is incorporated into Part III of this report by reference to the Registrant's 2013 Proxy Statement to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this Form 10-K.

SYMMETRY MEDICAL INC.

TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Statements

Throughout this Annual Report on Form 10-K, or in other reports or registration statements filed from time to time with the Securities and Exchange Commission under the Securities Exchange Act of 1934, or under the Securities Act of 1933, as well as in documents we incorporate by reference or in press releases or oral statements made by our officers or representatives, we may make statements that express our opinions, expectations, or projections regarding future events or future results, in contrast with statements that reflect historical facts. These predictive statements, which we generally precede or accompany by such typical conditional words such as "anticipate," "intend," "believe," "estimate," "plan," "seek," "project," "potential," or "expect," or by the words "may," "will," "could," or "should," and similar expressions or terminology are intended to operate as "forward-looking statements" of the kind permitted by the Private Securities Litigation Reform Act of 1995. That legislation protects such predictive statements by creating a "safe harbor" from liability in the event that a particular prediction does not turn out as anticipated.

Forward-looking statements convey our current expectations or forecast future events. While we always intend to express our best judgment when we make statements about what we believe will occur in the future, and although we base these statements on assumptions that we believe to be reasonable when made, these forward-looking statements are not a guarantee of performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many uncertainties and other variable circumstances, many of which are outside of our control, that could cause our actual results and experience to differ materially from those we thought would occur.

We also refer you to and believe that you should carefully read the portion of this report described in "Risk Factors" to better understand the risks and uncertainties that are inherent in our business and in owning our securities.

Any forward-looking statements which we make in this report or in any of the documents that are incorporated by reference herein speak only as of the date of such statement, and we undertake no ongoing obligation to update such statements. Comparisons of results between current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

PART I

Item 1. Business

(Dollars in thousands, unless otherwise noted)

General

Symmetry Medical Inc. (which we sometimes refer to, together with our consolidated subsidiaries, as the "Corporation," "we," "our" or "Symmetry") operates in two reportable segments: (1) Original Equipment Manufacturer ("OEM") Solutions and (2) Symmetry Surgical.

Symmetry, headquartered in Warsaw, Indiana, is a leading global source of medical device products. We employ over 2,500 teammates around the world who are dedicated to being the trusted global source of innovative medical device solutions and surgical instruments for today's needs and tomorrow's growth.

During fiscal year 2012, Symmetry's OEM Solutions business generated revenue of $303,265, derived primarily from the sale of products to the orthopedic device market and other medical markets. Our Total Solutions® approach is supported by an experienced team of designers, development engineers, logistics specialists and by our global sales force that works with our customers to coordinate the design and manufacture of products. During fiscal year 2012, Symmetry Surgical generated revenue of $107,240 from the sale of a broad range of reusable stainless steel and titanium surgical hand-held instruments, single use instruments, sterilization containers and disposable surgical instruments directly to hospitals and other sites of care. We expanded our Symmetry Surgical segment with the acquisition of the surgical instruments business of Codman & Shurtleff, Inc. ("Codman"), a Johnson & Johnson company, on December 29, 2011.

History

Our business was established in 1976 as a supplier of instruments to orthopedic device manufacturers and Symmetry Medical Inc. was incorporated in Delaware on July 25, 1996. Over the past seven years, we have made eight acquisitions which has expanded our customer base, enhanced our product offerings and extended our product lines.

On August 15, 2011, the Corporation acquired PSC Industries' Olsen Medical division for $11,000 in cash. Olsen Medical manufactures a full line of single-use and reusable bipolar and monopolar forceps, cords, electrosurgical pens/pencils, electrodes, and accessories. Olsen Medical's products are primarily sold in the U. S. and internationally through distributors.

On December 29, 2011, the Corporation acquired the surgical instruments business of Codman for $165,687 in cash. Codman distributes surgical instruments and sterile disposable surgical products directly to hospitals. The addition of Codman allows us to offer an expanded array of medical instruments and related products, expand our intellectual property, trademarks, and regulatory approvals, and provide an instrument procurement center and personnel located in Tuttlingen, Germany. Codman's products are primarily sold in the U.S. by a direct sales force and internationally through distributors.

OEM Solutions Business Segment

Our OEM Solutions business is a leading global source of innovative medical device solutions, including surgical instruments, orthopedic implants, and sterilization cases and trays. We design, develop and offer worldwide production and supply chain capabilities for these products to customers in the orthopedic industry and other medical device markets (including but not limited to arthroscopy, dental, laparoscopy, osteobiologic, and endoscopy segments). We also manufacture specialized non-healthcare products, primarily in the aerospace industry. Our trusted reputation and brands, broad intellectual property portfolio and commitment to innovation enable us to collaborate with hundreds of global medical device manufacturers to provide solutions for today's needs and tomorrow's growth.

Our primary products produced in the OEM Solutions segment include:

- implants, including forged, cast and machined products for the global orthopedic device market;
- instruments used in the placement and removal of orthopedic implants and in other surgical procedures;

- cases, including plastic, metal and hybrid cases used to organize, secure and transport medical devices for orthopedic, endoscopy, dental and other surgical procedures; and
- other specialized products for the aerospace market.

We believe that our close customer relationships, broad product offering and leading quality and regulatory performance give us a competitive advantage. In addition, we believe that our OEM Solutions segment has created a distinct competitive position in the orthopedic device market based upon our Total Solutions® approach. Our Total Solutions® approach provides our customers with a broad range of products, as well as comprehensive design, engineering and project management services and state of the art production capabilities to help bring their implant systems to market quickly and efficiently. Symmetry Medical pioneered the Total Solutions® business model, gaining many years of experience and significant expertise in fully leveraging this end to end capability.

Our Total Solutions® offering is based on:

- *Comprehensive Offerings.* We can support our customers' new product offerings from product concept through market introduction and thereafter, by providing seamless design, engineering, prototyping and manufacturing offerings.
- *Single Source for Complete Systems.* We assist our customers in developing new implants, and we design and produce instruments for implant-specific surgical procedures. We also provide customized cases that provide a secure, clearly labeled and well organized arrangement of instruments and devices.
- *Proprietary Symmetry Instruments and Cases.* Our established lines of proprietary products allow our customers to complete their proprietary implant systems and bring them to market sooner.
- *Precision Manufacturing Expertise.* Our extensive expertise and know-how enable us to produce large volumes of specialized products to our customers' precise standards, which we believe makes us a supplier of choice to the largest orthopedic companies as well as the broader needs of smaller customers. Our core production competencies include net shaped forging, precision casting, thermo forming, precision sheet metal working and machining/finishing. Over the past several years, we developed high precision machining capabilities to better serve the spine implant market.
- *Quality and Regulatory Compliance.* Our quality systems are based upon and in compliance with International Organization for Standardization ("ISO") requirements and, where applicable, United States Food and Drug Administration ("FDA") regulations. We believe our level of quality and regulatory compliance systems meet or exceed our customers' expectations. We continue investing in this area to strengthen our leadership position.
- *Global Reach.* Our manufacturing capabilities in the U.S., United Kingdom, France, Ireland and Malaysia allow us to offer single-source products to our multinational customers and the benefits of scale to our smaller customers, and the geographic breadth of our experienced sales force effectively brings our Total Solutions® approach to customers around the globe.

We believe that our Total Solutions® approach offers a number of benefits to our customers, including:

- *Shorter Time to Market.* Our design, engineering and prototyping skills, as well as our ability to transition seamlessly from product development to production of implants, instruments and cases, enable our customers to reduce time to market for their new products.
- *Reduced Total Product Acquisition Costs.* Our comprehensive offerings, including design, engineering, prototyping, project management, production and inventory control, allow our customers to reduce their procurement costs and inventory levels, resulting in lower product acquisition costs.
- *Increased Focus on Marketing and Research and Development Efforts.* Our extensive production capabilities and comprehensive offerings provide a one-stop outsourcing solution and allow our customers to focus their resources on their design, development and marketing efforts.

- *Rationalized and Reliable Supply Chain.* Our scale, scope of products and Total Solutions® approach allow large orthopedic companies to reduce their number of independent suppliers and streamline their operations.
- *Enhanced Product Consistency on a Global Basis.* Our extensive production platform, Total Solutions® approach and international presence allow us to meet global demand for orthopedic devices, which is expected to continue to increase.
- *A Strategic Partner for Smaller Companies and Start-ups.* Quality and regulatory systems and experience to support prototype through finished product for start-up and smaller companies looking for a strategic global supply chain partner.

Over the past several years, we have further developed our Total Solutions® offering through strategic acquisitions which expanded our product offerings to include medical cases and trays to non-orthopedic medical markets, additional patented products, enhanced implant finishing capabilities and minimally invasive instrumentation.

Symmetry Surgical Business Segment

Our Symmetry Surgical business segment, headquartered in Nashville, Tennessee, was created in 2011. The segment arose from the integration of the Codman surgical instruments and Olsen Medical lines with our Corporation's already existing hospital direct business, Specialty Surgical Instrumentation ("SSI").

Symmetry Surgical offers a broad range of reusable stainless steel and titanium surgical hand-held instruments and retractor systems, sterile disposable surgical products (vein strippers, SECTO dissectors, tonsil sponges and surgical marker pens), and sterilization containers. These products are typically used in the surgical specialties of spine, general/obstetrics/gynecology, microsurgery/neurosurgery, orthopedics, laparoscopy, cardiovascular, thoracic and general surgery in the hospital setting as well as surgery centers and in select physician offices.

We believe our brands which include SYMMETRY, BOOKWALTER® Retractor Systems, OPTI-LENGTH® Extended Length Surgical Instruments, QUAD-LOCK™ Sterilization Container Systems, RAPIDCLEAN® Detachable Kerrison Rongeurs, CLASSIC PLUS® and CLASSIC® Surgical Instruments, GREENBERG™ Neurosurgical Retractor System, KARLIN™ Surgical Instruments, MAGNAFREE® Non-Magnetic Surgical Instruments, FLASHPAK™, OLSEN™, RILEY™, ULTRA™, and ACCESS SURGICAL™, are very well respected by clinicians and hospital customers and are backed by intellectual property.

We believe Symmetry Surgical has an appealing offering for customers in the over 100 countries we serve. Symmetry Surgical sources its products from instrument manufacturers in Tuttlingen, Germany and other regions, as well as from Symmetry's OEM Solutions business. Symmetry Surgical focuses on products that are not competitive with Symmetry's OEM Solutions customers.

In 2011, we completed the two acquisitions that led to the creation of our Symmetry Surgical business segment that previously consisted of our SSI hospital direct business. On August 15, 2011, for $11,000 in cash, we acquired certain assets of Olsen Medical, a division of PSC Industries, Inc., a privately-owned world leader in the design, development and manufacture of electrosurgical instruments and accessories. Olsen Medical manufactures a full line of single-use and reusable bipolar and monopolar forceps, cords, electrosurgical pens/pencils, electrodes, and accessories. Olsen Medical's products are primarily sold through our wholly-owned subsidiary, Symmetry Surgical, as well as distributors in the U.S. and internationally.

On December 29, 2011 we acquired the surgical instruments product portfolio from Codman & Shurtleff, Inc., a Johnson & Johnson Company, for $165,687 in cash. This transaction included certain U.S. and Germany-based personnel, as well as the acquisition of inventory, intellectual property, trademarks, regulatory approvals, and an instrument procurement center located in Tuttlingen, Germany. As part of the transaction, Codman & Shurtleff, Inc. provided Symmetry Surgical with transition services. The majority of these services, including U.S. distribution, global quality and regulatory, and distribution through Codman affiliates outside the U.S. terminated in September 2012. Distribution services continue in isolated international markets through the duration of regulatory approval of license transfer.

Symmetry Surgical markets and distributes products to hospitals and other sites of care in the U.S., as well as in over 100 additional countries around the world. Symmetry Surgical is home to our administrative services as well as customer service, distribution, and western hemisphere sourcing. Our Tuttlingen, Germany facility provides sourcing and quality services for products procured in Germany, as well as other regions of the world. Our U.S.-based marketing team collaborates with Symmetry engineers and product developers to create a product pipeline that addresses unmet needs for the surgical specialties which we serve in the product categories in which we compete.

Our new product development team collaborates with surgeon innovators from conception through launch to ensure that they will meet the needs of healthcare providers in the clinical setting. Symmetry Surgical compensates health care professionals for their contributions of intellectual property or consulting services in the product development process consistently with our healthcare compliance guidelines and all applicable laws and regulations. Once product designs are finalized they are sourced by Symmetry Surgical from a broad range of instrument manufacturers (including Symmetry's OEM Solutions business) in the U.S., Germany, and other regions of the world.

Symmetry Surgical's products are subject to our rigorous quality standards and are only made available to the commercial marketplace after passing inspection tests and appropriate regulatory approvals. Commercial demand is generated by both direct sales representatives and geographically defined authorized distributors in the U.S. as well as many distributors outside the U.S. Symmetry Surgical does not maintain a direct sales force outside the U.S., although we plan to establish regionally-based marketing and business development teammates to collaborate with country-based distributors to generate demand and reinforce Symmetry Surgical's standards for marketing, sales, and compliance. Sales outside the U.S. are accomplished through authorized distributors who purchase products from us and then sell the products to the final customer. Country-based distributors are accountable for inventory and accounts receivable in local markets. In the U.S., our direct representatives are compensated in a variety of manners, including commission and base salary. U.S. based distributors are compensated via commission for end customer sales processed by Symmetry Surgical. U.S. customer and global distributor orders are processed at our Nashville, TN headquarters and distributed by third party carriers and freight forwarders worldwide. During the period of transition services provided by Codman & Shurtleff, Inc., Symmetry Surgical sold products to Codman's U.S. affiliate who, in turn, distributed the products to other Codman affiliates worldwide.

Our Symmetry Surgical offering is based on:

- *Comprehensive Offerings.* We provide a wide range of surgical products to a wide array of surgical specialties. We offer approximately 25,000 different products that may be typically used in surgical specialties related to spine, general/obstetrics/gynecology, microsurgery/neurosurgery, orthopedics, laparoscopy, cardiovascular, thoracic and general surgery in the hospital setting as well as surgery centers and in select physician offices.
- *Proprietary Branded Products.* With brands including SYMMETRY, BOOKWALTER® Retractor Systems, OPTI-LENGTH® Extended Length Surgical Instruments, QUAD-LOCK™ Sterilization Container Systems, RAPIDCLEAN® Detachable Kerrison Rongeurs, CLASSIC PLUS® and CLASSIC® Surgical Instruments, GREENBERG™ Neurosurgical Retractor System, KARLIN™ Surgical Instruments, MAGNAFREE® Non-Magnetic Surgical Instruments, FLASHPAK™, OLSEN™, RILEY™, ULTRA™, and ACCESS SURGICAL™ that are very well respected by clinicians and hospital customers and intellectual property-backed products, Symmetry Surgical has an appealing offering for customers in a multitude of specialties.
- *Quality and Regulatory Compliance.* Our quality systems are based upon and in compliance with International Organization for Standardization ("ISO") requirements and, where applicable, United States Food and Drug Administration ("FDA") regulations. We believe our level of quality and regulatory compliance systems meet or exceed our customers' expectations. We continue investing in this area to strengthen our leadership position.
- *Global Reach.* Commercial demand is generated by both direct representatives and geographically defined authorized distributors in the U.S. as well as scores of distributors outside the U.S.

Symmetry Surgical does not maintain a direct sales force outside the U.S. although we plan to establish regionally-based marketing and business development teammates to collaborate with country-based distributors to generate demand and re-enforce Symmetry Surgical's standards for marketing, sales, and compliance. Symmetry Surgical has an appealing offering for customers in the over 100 countries we serve.

We believe Symmetry Surgical offers a number of benefits to our customers, including:

- *Rationalized and Reliable Supply Chain.* Our scale and scope of products allow our customers to reduce their number of suppliers and streamline their supply chain. Our Tuttlingen, Germany facility provides sourcing and quality services for products procured in Germany, as well as other regions of the world.
- *Research and Development Efforts.* Our extensive product portfolio continues to expand through additions of products based on our own innovation and intellectual property. We also collaborate with surgeons to provide design, development, prototyping, quality and regulatory registration and marketing efforts on proprietary products.
- *Enhanced Products on a Global Basis.* Our extensive product portfolio allows us to meet our customers' needs across numerous locations (one of our larger U.S. customers has over 1,400 locations) on a timely basis. We also provide these products and services to customer in over 100 countries.

Our Symmetry Surgical segment has gone from no sales six years ago to over 26% of our total sales in 2012.

Business Strategy

Our business strategy is to grow revenue faster than the overall orthopedic market as a supplier to Orthopedic OEM customers, to diversify our revenue base by expanding our direct to hospital surgical instruments business in a manner that is non-competitive with our OEM customers, and to leverage our experiences in Symmetry Surgical and our other strengths to expand our OEM solutions business into adjacent medical device segments. The key elements of our business strategy are to:

OEM Solutions Focus:

- *Develop Strategic Relationships With Our OEM Customers Through Access to Key Decision Makers.* Our scale, scope of products and Total Solutions® approach position us as an important partner with our customers. This position of trust and insight provides access to key decision makers with whom we intend to continue to build strategic relationships.
- *Capitalize on Our Total Solutions® Approach.* We believe that our Total Solutions® approach shortens product development cycles, reduces design and manufacturing costs, and simplifies purchasing and logistics. We intend to aggressively market these benefits to our customers as they continue to look for suppliers who can support needs beyond manufacturing capabilities.
- *Increase Our Presence In Adjacent Medical Device Surgical Specialties By Diversifying Our Revenue Base and Expanding Our Sales Channels to Market.* Our 2011 acquisitions of Olsen Medical and the Codman surgical instruments portfolio created a larger footprint in the surgical instruments market and a presence in a wide array of surgical interventions — both domestically and abroad. We will continue to grow this channel and will work to leverage this exposure to clinicians, Operating Room ("OR") Directors, hospital material managers, and hospital central sterilization to identify unmet needs for product development that we can bring to our OEM customers in orthopedics and appropriate medical device adjacencies.
- *Increase Sales to Existing Customers by Cross-Selling Products and Offerings.* Our cases are currently sold in nearly every segment of the medical device market. We believe that our diverse customer base offers us a natural entry point to new orthopedic and non-orthopedic customers for our implants, instruments, and other products we may innovate or acquire, and we plan to utilize our access to these customers through the case business to cross-sell these products.

- *Leverage Manufacturing Skills.* We have continued to expand our manufacturing capacity and design resources and update our manufacturing and development equipment. We intend to continue to leverage our investments in sophisticated equipment and manufacturing know-how to expand our existing customer relationships and to obtain new customers. This includes not only manufacturing competencies, but also support processes such as statistical process quality control and information management.
- *Symmetry Business System.* Like many companies, we are faced with intensifying competition requiring cost reduction initiatives. Benchmarking best practices from companies such as Toyota, Danaher, and General Electric — who all have successfully launched their own improvement based programs around Six Sigma, Toyota Production Systems, and Lean manufacturing — in 2011 we began a journey of continuous improvement with the creation and roll-out of the Symmetry Business System (SBS). The SBS is a business process supported by lean tools and a culture of continuous improvement in all facets of the business. Lean is a philosophy of eliminating non-value-adding operations, equipment, and resources. It is our belief that anything that does not add value is waste, such as injuries, defects, excess inventory, over-production, waiting time, motion, transportation, and processing waste. The SBS process will drive the Corporation through a continuous cycle of change and improvement around processes and daily accountability to improve performance. Guiding all efforts is the simple focus on customer-facing priorities to include quality, lead-times, delivery, cost, and innovation. We believe that SBS will be a unique and a clear differentiator for our customers and our core business. We will continue to refine the tools over time and ensure we remain focused on value creation which is based on the voice of the customer.
- *Increase New Product Offerings and Increase Gross Margin.* Our research & development team and our Design and Development Centers provide expertise and coordination for our design, engineering and prototyping offerings as well as internally innovated products. We intend to use this dedicated expertise to develop intellectual property and expand our line of innovative and independently developed instruments and cases and to generate additional development projects with our customers that will lead to increased sales and long-term manufacturing opportunities.
- *Collaborate With Emerging Companies.* We believe that new and innovative medical device companies are creating a meaningful market presence and that our Total Solutions® approach positions us to help these companies, many of which may have limited resources, manage their product manufacturing and logistic services.
- *Continued Global Presence.* We believe that we can best serve the marketplace with a broad range of manufacturing capabilities, including facilities in close proximity to our customers' manufacturing and development centers, in high technology/specialized centers, in low cost labor countries, and in markets that provide us with exposure to end consumers to allow us to better serve their needs. Our investments in manufacturing infrastructure will continue to adhere to this approach.
- *Leverage Technology and Manufacturing Capacity.* Our expertise in metal processing and, in particular, high integrity net shape forging enables us to utilize capacity and leverage infrastructure by pursing a role as a niche supplier in certain other markets, such as the aerospace sector, where we supply engine aerofoil blades and other similar parts.

Symmetry Surgical Focus:

- *Develop Strategic Relationships With Large Hospital Customers Through Access to Key Decision Makers.* Our scale and expansive scope of products positions us as an important partner with our customers. This position gives us access to key decision makers with whom we intend to continue to build strategic relationships and serve their multiple hospital sites.
- *Continue to Increase Our Presence In Surgical Specialties By Diversifying Our Revenue Base and Expanding Our Sales Channels to Market.* The 2011 acquisitions of Olsen Medical and the Codman surgical instruments portfolio give us a larger footprint in the surgical instruments market and a presence in a wide array of surgical interventions — both domestically and abroad. We will

continue to grow this channel serving clinicians, operating room directors, hospital material managers, and hospital central sterilization to identify unmet needs for product development that we can bring to our direct customers, all while not competing with our OEM Solutions customers.

- *Leverage Sales Synergies by Cross-Selling Products and Offerings.* Our SSI unit sold approximately 10,000 products. With the addition of Olsen Medical and Codman product lines, our Symmetry Surgical segment now offers approximately 25,000 products to our global customers. We believe we can leverage the sales synergies created by this expansive product offering across these customers and our sales teams to generate increased revenue.
- *Increase New Product Offerings.* Our new product development team identifies and provides solutions to the unmet needs of our customers. We intend to use this dedicated expertise to develop intellectual property and expand our line of innovative and independently developed instruments and cases.
- *Continue to Expand our Collaboration With Proprietary Products.* We believe that comprehensive product offerings and global customer contacts offer new and innovative medical companies a meaningful channel to market, enabling us to realize revenue through helping these companies bring their products to market, manufacturing those products, and providing logistic services.

Symmetry Products

In our OEM Solutions business we design, develop and manufacture implants, related surgical instruments and cases for orthopedic device companies. We also design, develop and manufacture products for companies in other medical device markets, such as dental, osteobiologic and endoscopy, and we provide specialized products used in the aerospace market. In our Symmetry Surgical business we procure, market and sell reusable general surgical instruments used in the operating room and purchased by clinicians, operating room directors, and hospital material managers. In addition, we also sell other ancillary products, including instrumentation, fiber optic light sources and non-toxic enzymatic detergent. Our revenue from the sale of instruments, implants, cases and other products through our OEM Solutions segment represented 73.9% of our total revenue in fiscal 2012 with each product category representing 38.0%, 33.6%, 19.3% and 9.1%, respectively, compared with 36.1%, 32.3%, 23.7% and 7.9%, respectively, of our OEM Solutions revenue in fiscal 2011. Revenue from Symmetry Surgical represented 26.1% of our revenue in fiscal 2012 as compared to 11% in fiscal 2011.

OEM Solutions — Implants

We design, develop and manufacture implants for use in specific implant systems developed by our customers. The orthopedic implants we produce are used primarily in knee and hip implant systems. The orthopedic implants we supply are used in reconstructive surgeries to replace or repair hips, knees and other joints, such as shoulders, ankles and elbows (sometimes referred to as extremities), that have deteriorated as a result of disease or injury. An orthopedic implant system is generally comprised of several implants designed to work in concert to replicate the structure and function of a healthy joint.

We also manufacture implant products for trauma, spine and other implant systems. Trauma implant systems are used primarily to reattach or stabilize damaged bone or tissue while the body heals. Spinal implant systems are used by orthopedic surgeons and neurosurgeons in the treatment of degenerative diseases, deformities and injuries in various regions of the spine.

Our design, engineering and prototyping expertise is an integral part of our implant offering. Medical device companies, which typically focus their resources on developing new implant systems as well as sales and marketing, routinely rely on us and companies like us to design, develop and manufacture the implants that comprise their implant systems. Our manufacturing capabilities, including our net shaped forging capabilities, technologically advanced casting facility and precision machining expertise, allow us to produce consistent, tight tolerance implants in large volumes for our customers.

We produce gross shaped, near-net shaped and net shaped implants for medical device manufacturers. Gross shaped implants require a significant amount of machining and hand processing post-forging. Near-net shaped implants are distinguished by geometric features that are thinner, more detailed and have tighter tolerances. Net shaped and near-net shaped implants require far fewer machine and hand operations post-forging. Net shaped implants typically require machining only on vital areas, such as the taper segment of a hip where it is joined to the femoral head.

We have the machining expertise needed to provide finished implants to our customers. Some customers purchase finished implants from us, while others purchase unfinished implants and machine them to final specifications. We do not develop or own proprietary products or intellectual property on implants.

Our primary implant products and their applications are:

- *Knees.* The knee joint includes the surfaces of three distinct bones: the lower end of the femur, the upper end of the tibia (shin bone), and the patella (knee cap). Cartilage on any of these surfaces can be compromised by disease or injury, leading to pain and inflammation that may require knee reconstruction. Our knee implants include a femoral component, a patella, a tibial tray and an articulating surface (placed on the tibial tray) and are used in total knee reconstruction, partial knee reconstruction and revision procedures. We provide one or more, and in some cases, all of these implants for our customers' knee implant systems. We use proprietary manufacturing know-how and advanced computer-aided simulation techniques to produce tight tolerance near-net shaped to net shaped tibial implants that require minimal, if any, machining.
- *Hips.* The hip joint consists of a ball-and-socket joint that enables a wide range of motion. The hip joint is often replaced due to degeneration of the cartilage between the head of the femur (the ball) and the acetabulum or hollow portion of the pelvis (the socket). This loss of cartilage causes pain, stiffness and a reduction in hip mobility. We produce tight tolerance femoral heads, hip stems, acetabular cups and spiked acetabular cups used in bone conservation, total-hip reconstruction and revision replacement procedures. Our hip stems are forged with tight tolerance details.
- *Extremities, Trauma and Spine.* Extremity reconstruction involves the use of an implant system to replace or reconstruct injured or diseased joints, such as the finger, toe, wrist, elbow, foot, ankle and shoulder. Our forging capabilities allow us to produce thin cross sections of material to very tight tolerances for these smaller joint procedures. Trauma implant procedures commonly involve the internal fixation of bone fragments using an assortment of plates, screws, rods, wires and pins. Our spinal implant products consist primarily of plates, hooks and screws. We manufacture trauma and spinal plate implants to exact details to fit bone contours. We have in place a high precision machining cell to serve the spine market.

OEM Solutions — Instruments

We make high-precision surgical instruments used in hip, knee and shoulder reconstruction procedures, as well as in spinal, trauma and other implant procedures. We design, develop and manufacture implant-specific and procedure-specific instruments. In addition, we have several proprietary orthopedic reamer systems used by many of our large customers. We typically do not manufacture general surgical instruments, but will procure them as an offering to our customers in order to provide our customers with complete instrument sets.

We currently have over 1,500 Symmetry proprietary products in our catalog and are continually investing in creating or acquiring intellectual property protected new products.

We produce a wide variety of products, primarily knee cutting blocks (instruments that guide blades that cut bone), osteotome revision systems (instruments used to cut through bone), reamers (instruments used for shaping bone sockets or cavities) and retractors (instruments used to pull back tissue for clear sight during surgery). Some of our instrument handles are produced with our patented plastic thermal assembly process, which is designed to withstand the intense heat produced during frequent sterilizations. Our instruments are made to tight tolerances to ensure precise alignment and fitting of implants.

Each implant system typically has an associated instrument set that is used in the surgical procedure to insert that specific implant system. Instruments included in a set vary by implant system. For example, hip and knee implant procedure instrument sets often contain in excess of 100 instruments, whereas revision procedure sets may contain approximately 50 instruments. Usually, instrument sets are sterilized after each use and then reused.

The instruments we produce are typically used in either open, minimally invasive, or revision implant procedures and can generally be categorized as:

- Implant-specific instruments, which are used solely for a specific brand of implant, such as high-precision knee cutting blocks, certain reamers and broaches; and
- Procedure-specific instruments, which are designed for a particular type of procedure, such as a minimally invasive hip implant procedure, but can be used with the implant systems of multiple companies.

Implant-Specific Instruments. The size, shape and other features of each implant system are unique. Consequently, unique instruments must be used to ensure precise alignment and fitting during the surgical procedure to insert an implant system. Accordingly, when a medical device company develops a new implant system, it typically also develops instruments specifically designed to insert the implant system. Medical device companies typically provide complete, customized implant-specific instrument sets to end users (hospitals, outpatient centers and physicians) in order to facilitate use of the implant.

We seek to collaborate with our customers early in the development process to facilitate the concurrent design of the implant system and the instruments that will accompany the system. Our implant-specific instruments generally include customized reamers, cutting blocks, broaches, rasps, guides and other instruments designed to accommodate the unique size, shape and other features of our customers' implant systems. These instruments are used by the surgeon to cut and shape bone and cavities during the surgical procedure and to align and fit the implant system. We are recognized in the orthopedic community for constructing these instruments to extremely tight tolerances.

Procedure-Specific Instruments. We also manufacture independently developed instruments, referred to as our Symmetry-branded products. We have developed these products through our years of experience serving the orthopedic market and our investments in research and development. Complete implant procedure instrument sets typically include certain instruments that are designed for a particular type of procedure but can be used with the implant systems of multiple companies. By purchasing our proven Symmetry-branded products, customers can leverage our extensive experience and expertise to complete their instrument sets more quickly and efficiently.

Our Symmetry-branded products include successful hip and knee revision systems and a new spinal system. Instruments that make up revision systems, which are used to remove orthopedic implants, are typically designed for a specific type of procedure but can be used to remove various brands of implants. These self-contained systems include an assortment of osteotome blades that assist the surgeon in separating an implant from cement or bone in-growth where access is limited, while minimizing damage to the bone. Our established revision systems can also be readily modified for a customer by adding additional instruments. In recent years we have seen our Symmetry-branded product sets grow in demand as our large OEM customers distribute the products and we maintain the device files.

OEM Solutions — Cases

We produce a wide range of plastic, metal and hybrid cases used in over 25 medical device markets, including orthopedic, spinal, arthroscopy, osteobiologic, endoscopy, cardiovascular, dental, ophthalmology, diagnostic imaging and ear, nose and throat surgical procedures. Cases are used to store, transport and arrange implant systems and other medical devices and related surgical instruments. Our cases are generally designed to allow for sterilization and re-use after an implant or other surgical procedure is performed. Our plastic cases are designed to withstand the intense heat produced during the sterilization process.

Many of the cases we make are tailored for specific implant procedures so that the instruments, implants and other devices are arranged within the case to match the order of use in the procedure and are securely held in clearly labeled, custom-formed pockets. We seek to collaborate with our customers early in the development processes to facilitate the concurrent design of the case and related instruments.

We also produce standard cases which are primarily used in the non-orthopedic market segments where the security or presentation of the instruments and devices is not customized for a specific surgery. Over the past several years, we have made a significant investment to obtain 510(k) clearance for our line of standard cases through the FDA pre-market notification process. We believe this allows our customers to reduce time to market and to reallocate financial and human resources that would otherwise be spent on approval efforts, which provides us with a significant competitive advantage in selling our standard cases.

We believe that our complete line of plastic, metal and hybrid product offerings strategically positions us for growth in the case market. We also offer medical containers which are used by hospitals to hold instruments when they are sterilized.

Highlights of our case product offerings include:

- *Orthopedic Cases.* We produce custom metal, plastic and hybrid cases designed to store, transport and arrange surgical instruments and related implant systems for orthopedic device manufacturers. Proper identification of instruments, such as reamers (which are generally included in a range of sizes in one to two millimeter increments), is critical in orthopedic implant procedures. Our graphics and thermo formed tray pockets provide a secure and organized arrangement to assist surgeons during procedures.
- *Endoscopy Cases.* We produce cases for endoscope sterilization utilizing the many types of sterilization methods.
- *Dental Cases.* We produce cases used in dental implant and general dental procedures. Dental implant cases are typically complex, and include many levels of trays, while cases used in general dental procedures tend to be smaller and less complex.
- *Sterilization Containers.* We produce the lightweight and durable Ultra Container System, which is designed for the sterilization of all surgical instruments. This product is primarily sold directly to hospitals through Symmetry Surgical.
- *Other Cases.* We also manufacture and sell cases for arthroscopy, osteobiologic, cardiovascular, ophthalmology, diagnostic imaging and ear, nose and throat procedures. Additionally, we sell sterilization containers through our Symmetry Surgical segment.

OEM Solutions — Other (Specialized Non-Healthcare Products)

We offer specialized non-healthcare products on a limited basis, primarily focused on the aerospace industry. Our core design, engineering and manufacturing competencies give us the expertise to offer aerospace products. Our aerospace products consist primarily of net shaped aerofoils and non-rotating aircraft engine forgings produced for our aerospace customers. Additionally, our offering in the aerospace industry includes aerospace machining capabilities.

Symmetry Surgical — General Surgical Instruments and Related Products

We distribute a wide array of general surgical instruments directly to hospitals and other sites of care. These instruments comprise retracting, cutting, dissecting, grasping, cauterizing, ligating, coagulating, hot blade cutting, and bi-polar and mono-polar instruments — both reusable and disposable instruments. Most of these instruments are sold into operating room settings, including neurology, orthopedics, ophthalmology, ENT, reconstructive, cardiovascular, thoracic, vascular, laparoscopic, gynecology, and general surgery. In some cases products are patent protected and are marketed under well-known brands including: SYMMETRY, BOOKWALTER® Retractor Systems, OPTI-LENGTH® Extended Length Surgical Instruments, QUAD-LOCK™ Sterilization Container Systems, RAPIDCLEAN® Detachable Kerrison Rongeurs, CLASSIC PLUS® and CLASSIC® Surgical Instruments, GREENBERG™ Neurosurgical Retractor System, KARLIN™ Surgical Instruments, MAGNAFREE® Non-Magnetic Surgical Instruments, FLASHPAK™, OLSEN™, RILEY™, ULTRA™, and ACCESS SURGICAL™. There are over 25,000 products available in our catalog.

We offer ancillary products through Symmetry Surgical, including sterilization containers, disposable instrumentation, fiber optic light sources and non-toxic enzymatic detergent, all of which are complementary to our call points and enable us to comprehensively meet customer needs.

Product Development

Our research and development team and our Design and Development Centers provide dedicated expertise and greater coordination for our design, engineering and prototyping offerings. These capabilities support both our OEM Solutions as well as Symmetry Surgical business. Our main Design and Development Center is located in Warsaw, Indiana, where we bring together talented engineering and design personnel and provide them with state-of-the-art design software and prototyping equipment. We also have additional R&D resources in other Symmetry locations. Our Design and Development Centers serve to centralize and better institutionalize our design and engineering knowledge and create a fertile environment for new product development. We can coordinate the product development projects for our customers as well as the efforts of our engineers and designers in order to ensure that we have the appropriate people and technology focused on particular product development initiatives. We seek to collaborate with our customers' product development teams and to assist in the design, engineering and prototyping of new medical device systems from the beginning of the development process. Our sales staff is technically trained and works closely with our customers' staff. As new product concepts are formulated, our salespeople partner with our design and engineering personnel and utilize the resources of our Design and Development Centers to provide dedicated design teams with exceptional knowledge and experience. As a project evolves, we can rapidly create prototypes of the proposed instrument, case or implant. Working closely with our customers through the conceptual, planning and prototyping stages allows us to quickly scale up for manufacturing when the product is approved for production.

In addition to supporting our customers' product development efforts, our Design and Development Centers are continuously developing our own product lines, which we refer to as Symmetry-branded products for our OEM Solutions business, or specific branded products for Symmetry Surgical. We develop products by utilizing years of experience and knowledge, investing in research and development and continually seeking to expand our knowledge of the marketplace by consulting surgeons and other end users of our products. We currently offer over 1,500 Symmetry-branded products in OEM Solutions, including instruments for spine, minimally invasive surgical implant procedures, and hip and knee revision systems. We hold 116 patents, with 60 pending, and are investing to increase our patent estate.

Environmental Issues

Our discussion of environmental issues is presented under the caption "Environmental" in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in this Form 10-K.

Capital Investment

Information concerning our capital expenditures is presented under the caption "Capital Expenditures" in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in this Form 10-K.

Customers

Our OEM Solutions business supplies products primarily to manufacturers in the medical device market. Our customers include large orthopedic device manufacturers, including Biomet Inc., DePuy Orthopaedics, Inc., a subsidiary of Johnson & Johnson, ("DePuy"), Medtronic Inc., Smith & Nephew Plc, Stryker Corp. and Zimmer Holdings, Inc. ("Zimmer") as well as a wide range of start-up and smaller companies in hip, knee, trauma, spine, and extremities. We also have established relationships, primarily through our case product offerings, with leading medical device manufacturers and distributors in numerous other medical device market segments, including BioHorizons, CareFusion, Karl Storz Endoscopy, Edward Lifesciences and St. Jude Medical Inc. Our Symmetry Surgical business supplies products primarily to hospitals and other sites of care. With the acquisition of the Codman surgical instruments business, Symmetry Surgical has the opportunity to serve every hospital in the U.S. as well as establish a growing presence with hospitals in 107 countries worldwide. Our relationships with sites of care are often through Group Purchasing Organizations, proprietary hospital chains, or government funded institutions.

In our OEM Solutions business we sell to over 650 customers and in our Symmetry Surgical business we sell to over 4,500 customers. Sales to our ten largest customers across total Symmetry represented 59.9% and 68.3% of our revenue in fiscal 2012 and 2011, respectively. Our largest customer, DePuy, accounted for 32.4% of our revenue in fiscal 2012, however excluding the Codman related transitional services agreement, this customer would represent 29.9%. Our two largest customers accounted for 31.6% and 11.2% of our revenue in fiscal 2011 and were, in alphabetical order, DePuy and Stryker Corp. No other customer accounted for more than 10% of our revenue in fiscal 2012 or fiscal 2011. We typically serve several product teams and facilities within each of our largest customers, which mitigates our reliance on any particular customer. Over the past seven years, we have reduced our concentration in the orthopedic industry through various acquisitions, which increased our presence in non-orthopedic markets. Our Symmetry Surgical segment went from no sales six years ago, to over 26% of our total Symmetry sales in 2012.

We sell our products to customers domestically and in a number of regions outside the U.S. In addition, our customers often distribute globally products purchased from us in the U.S. Set forth below is a summary of percent of revenue by selected geographic locations in our last three fiscal years, based on the location to which we shipped our products:

	Fiscal Year Ended		
	2012	2011	2010
United States	73.7%	72.8%	74.2%
Ireland	5.4%	6.3%	8.8%
United Kingdom	7.4%	8.2%	7.7%
Other foreign countries	13.5%	12.7%	9.3%
Total revenues	100.0%	100.0%	100.0%

Sales and Marketing

Our OEM Solutions sales and marketing efforts emphasize our design and engineering expertise, internally developed Symmetry products, manufacturing capabilities, international distribution network and ability to provide customers with a comprehensive product offering. We present our products to customers in a Total Solutions® concept which offers the customer a collaborator for developing complete implant, instrument and case solutions while working to create and respond to opportunities for any one of our product offerings. Our sales and marketing personnel are based worldwide and serve our OEM customers. Our sales personnel are trained in all of our products in order to cross-sell and identify opportunities outside their immediate area of focus. While we attempt to diminish our reliance on any one purchasing decision by serving several product teams and facilities within each OEM customer, customers are increasingly consolidating their procurement activities across multiple entities. Our customer base for cases extends into nearly every segment of the medical device market. We believe there is an opportunity to leverage our existing relationships among this customer base to achieve greater penetration of our customized instrument and implant products. We intend to increase our marketing of implants, instruments and our Total Solutions® concept to these customers. Our sales personnel are technically trained and are based in close proximity to or located at our largest customers' sites. This physical proximity allows sales personnel to engage quickly with the marketing, design, engineering and purchasing staffs of these orthopedic device manufacturers. Our sales people are empowered to bring in design and engineering product development teams to facilitate a customer's efforts. Our goal is to collaborate with customers early in the development cycle and to continue through production, packaging, delivery and logistics.

Our Symmetry Surgical sales and marketing efforts emphasize the quality, clinical performance, and comprehensive breadth of our product line. Sales and marketing personnel are predominantly located in the U.S., although we are establishing regionally-based marketing leaders to assist in driving growth through our global network of distributors. U.S. sales are through a combination of direct representatives as well as valued distributors in certain geographic regions. Our hospital customers include clinicians, operating room Directors, hospital Materials Management, hospital Central Sterilization, multi-hospital strategic sourcing entities, and Group Purchasing Organizations. Our efforts include: tender opportunities for new or updated operating room where customers seek to outfit a full range of capabilities, new surgeons or new services being added to an existing operating room requiring a specific clinical focus of instruments, introduction of specialized clinical innovation and new products, and replacement of existing products which have reached the end of their life cycle. Our customer interactions often involve training and education in the use of our products. Our sales personnel are technically trained and are based in the territories they serve. This enables us to be responsive to the needs of our customers and actively involved in the planning and developing of future opportunities.

Manufacturing and Materials

Our OEM Solutions segment has manufacturing facilities in the U.S., United Kingdom, France, Ireland and Malaysia. We continue to make investments to modernize our production facilities, improve our production processes and develop superior technical skills that complement our manufacturing capabilities. These investments have allowed us to continue to improve the quality of our products, increase our manufacturing capacity and improve our efficiency. Our manufacturing processes include:

- *Forging.* Our forging process uses presses to force heated metal between two dies (called tooling) that contain a precut profile of the desired implant. The forging process enhances the strength of an implant, which is important for hip stems and other implants that must withstand significant stress. Many customers prefer forging because it provides greater mechanical properties. We forge gross shaped, near-net shaped and net shaped implants. Our know-how enables us to produce precision net shaped forgings in large volumes.
- *Casting.* In the casting process, metal is heated until it is liquid and then poured into an implant mold. Casting can be used to produce implants with intricate shapes. We have developed a technologically advanced, highly automated casting facility in the United Kingdom.
- *Plastic and Metal Forming.* Our know-how and technology facilitates our extensive plastic and metal forming capabilities. We use thermoform processes to draw uniform plastic cases and specialized equipment to form metal. Our laser controlled metal working machines allow us to punch and shape metal in intricate and complex detail.
- *Machining/Finishing.* Machining is used extensively to enhance our forged, cast and formed products. We use computer numerically controlled, multi-axis and wire electric discharge equipment to cut, bend, punch, polish and otherwise shape or detail metal or plastic. Our finishing processes include polishing, laser etch marking, graphics and other customer specific processes.

The majority of products that we produce are customized to the unique specifications of our customers. Our ability to maintain flexible operations is an important factor in maintaining high levels of productivity. We endeavor to use "just-in-time" manufacturing and flexible manufacturing cells in our production processes. Just-in-time manufacturing is a production technique that minimizes work-in-process inventory and manufacturing cycles. Manufacturing cells are clusters of individual manufacturing operations and work stations grouped in a circular configuration, with the operators placed centrally within the configuration. Cell manufacturing provides flexibility by allowing efficient changes to the number of operations each operator performs, which enhances our ability to maintain product volumes that are consistent with our customers' requirements and reduce our level of inventory.

We use raw materials, including plastic, titanium, cobalt chrome, stainless steel and nickel alloys, and various other components in the manufacture of our products. Although we generally believe these materials are readily available from multiple sources, from time to time we rely on a limited number of suppliers and in some cases on a single source vendor. For example, we obtain patented Radel® R plastic, which is designed to withstand intense heat produced during frequent sterilizations, from a single supplier for use in our instrument handles and plastic cases.

Our Symmetry Surgical business does not engage in manufacturing, although it operates quality and procurement centers in the U.S. and Germany. These centers engage with suppliers (including Symmetry Medical's OEM Solutions business) to manufacture to our specifications. Our manufacturers use raw materials, including plastic, titanium, cobalt chrome, stainless steel and nickel alloys, and various other components in the manufacture of our products. Although we generally believe these materials are readily available from multiple sources for our manufacturers, they may rely on a limited number of suppliers and in some cases on a single source vendor. For example, we are aware that the patented Radel® R plastic, which is designed to withstand intense heat produced during frequent sterilizations, is sourced from a single supplier for use in our plastic cases.

Quality Assurance

We maintain a comprehensive quality assurance and quality control program, which includes the control and documentation of all material specifications, operating procedures, equipment maintenance and quality control methods. Our quality systems are based upon FDA requirements and the ISO standards for medical device manufacturers. We believe that all of our facilities are currently in substantial compliance with regulations applicable to them. For example, in the U.S., France, Malaysia and United Kingdom these regulations include the current good manufacturing practice regulations and other quality system regulations administered by the FDA. Fourteen of Symmetry's seventeen manufacturing facilities are currently registered with and subject to inspection by the FDA. Our line of standard cases received FDA 510(k) clearance, which can reduce our customers' burden in obtaining FDA approval. The Europe, Malaysia and specific U.S. based facilities are ISO registered and audited annually. Our facilities have obtained numerous industry-specific quality and regulatory assurance certifications. We have made investments in statistical process controls to improve our overall quality system.

All aspects of the supply chain are integrated into our overall quality system. Our suppliers are evaluated and audited to assure compliance with all international trade compliance quality standards. Relative to our manufacturing processes we maintain and adhere to specific standard operating procedures within our quality systems to ensure compliance with our customers' requirements for their products. Our Symmetry Surgical business likewise operates under a comprehensive quality system to ensure compliance with all product quality and customer obligations. The suppliers we utilize in the distribution process are evaluated and audited to assure compliance to all international trade compliance quality standards.

We are not aware of any significant quality issues or concerns, although if we experience a breakdown in our quality systems that result in the sale or manufacture of noncompliance products we could incur costs and loss of business, recalls, lawsuits or other adverse results.

Regulatory Compliance

We maintain an effective regulatory program to assure compliance with all applicable U.S. and international regulatory standards and directives with regard to both our manufacturing and Symmetry Surgical businesses. Our regulatory program focuses primarily on minimizing any risks associated with noncompliance with requirements or standards that could impact our products' fit, form and function. We also place great emphasis on maintaining and following effective auditing practices and procedures to assure compliance with all internal and external standard operating procedures and 510(k) process requirements. Finally, we conduct ongoing due diligence to monitor and assure compliance with all country of origin requirements and certifications with regard to international regulatory agencies.

We are not aware of any failures to comply with applicable laws and regulations, although we cannot assure you that the costs of compliance or failure to comply with any obligations would not impact our business negatively.

Competition

Our OEM Solutions customers, to varying degrees, are capable of internally developing and producing most of the products we provide. While we believe that our comprehensive offerings and core production competencies allow medical device companies to reduce costs and shorten time to market by utilizing our services, one or more of our customers may seek to expand their development and manufacturing operations which may reduce their reliance on independent suppliers such as us. We compete on the basis of development capability, breadth of product offering, manufacturing quality, total cost/value relationship and on time delivery. We also compete with independent suppliers of implants, instruments and cases to medical device companies. A majority of these suppliers are privately owned and produce some, but not all, of the products required in orthopedic implant systems. We compete with other independent suppliers primarily on the basis of development capability, breadth of product offering, manufacturing quality, costs and on time delivery. We believe that we are the largest independent supplier of implants, instruments and cases to orthopedic device manufacturers. However, other independent suppliers may consolidate and some of our current and future competitors, either alone or in conjunction with their respective parent corporate groups, may have financial resources and research and development, sales and marketing, manufacturing capabilities and brand recognition that are greater than ours. We estimate there to be less than ten (10) competitors who can offer implant manufacturing capabilities from forging/casting to finishing, less than fifty (50) competitors who can offer complete case manufacturing capabilities and nearly 1,000 who compete in instrument or implant machining.

Our Symmetry Surgical business competes with a range of large multi-national branded instrument companies including Asculap, CareFusion, and Integra as well as hundreds of smaller, independent suppliers of specific instruments located throughout the world. We compete with our larger competitors on the basis of product quality, breadth of product offering, reputation for sourcing from quality manufacturers, clinically trained sales force, training/education, product performance, value/cost relationship, product availability, innovation, and responsiveness to tender opportunities and other customer needs. We compete with the smaller independent competitors on the basis of breadth of product offering, clinically trained sales force, training/education, product quality, product performance, value/cost relationship, product availability, innovation, and responsiveness to tender opportunities and other customer needs. Independent providers may consolidate and some of our current and future competitors, either alone or in conjunction with their respective parent corporate groups, may have financial resources and research and development, sales and marketing, manufacturing capabilities and brand recognition that are greater than ours.

Intellectual Property

We believe our patents are valuable; however, our knowledge, experience, proprietary and trade secret information, manufacturing processes, product design and development staff and sales staff have been equally or more important in maintaining our competitive position. We seek to protect our non-patented know-how, trade secrets, processes and other proprietary confidential information principally through confidentiality, non-compete and invention assignment agreements.

Our research & development team manages our intellectual property across both our OEM Solutions and Symmetry Surgical businesses. Some patents held by our OEM Solutions segment are for products sold by Symmetry Surgical. For those Symmetry Surgical products not manufactured by OEM Solutions, Symmetry Surgical is the patent holder. We currently own 116 total issued patents and have 60 patents pending related to our cases and instruments. These patents expire at various times beginning in 2013 and ending in 2032. We also have 45 issued trademarks and ten (10) pending trademarks. Our policy is to protect technology, inventions and improvements that we consider important through the use of patents, trademarks, copyrights and trade secrets in the U.S. and significant foreign markets. If our products were found to infringe any proprietary right of a third party, we could be required to pay significant damages or license fees to the third party or cease production, marketing and distribution of those products. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets or other proprietary information we own and to determine the validity and scope of our proprietary rights.

Employees

As of March 1, 2013 we had 2,520 employees. Our employees are not represented by any unions. We believe that we have a good relationship with our employees.

Government Regulation

Our business is subject to governmental regulation. We are subject to federal, state and local environmental laws and regulations governing the emission, discharge, use, storage and disposal of hazardous materials and the remediation of contamination associated with the release of these materials at our facilities and at off-site disposal locations. We are not aware of any material noncompliance with the environmental laws currently applicable to our business and we are not subject to any material claim for liability with respect to contamination at any company facility or any off-site location. We cannot assure you that we will not be subject to such environmental liabilities in the future as a result of historic or current operations.

As a component manufacturer, our medical products are subject to regulation by the FDA. The FDA and related state and foreign governmental agencies regulate many of our customers' products as medical devices. In many cases, the FDA must approve those products prior to commercialization. We believe that our existing medical manufacturing plants comply with current Good Manufacturing Practices as applicable.

We have "master files" on record with the FDA. Master files may be used to provide confidential detailed information about facilities, processes or articles used in the manufacturing, processing, packaging and storing of one or more medical device components. These submissions may be used by device manufacturers to support the premarket notification process required by Section 510(k) of the federal Food Drug & Cosmetic Act. This notification process is necessary to obtain clearance from the FDA to market a device for human use in the U.S.

We are also subject to various other environmental, transportation and labor laws as well as various other directives and regulations both in the U.S. and abroad. We believe that compliance with these laws will not have a material impact on our capital expenditures, earnings or competitive position. Given the scope and nature of these laws; however, there can be no assurance that they will not have a material impact on our results of operations.

Executive Officers of the Registrant

Set forth below are the name, age, position and a brief account of the business experience of each of the Corporation's executive officers as of March 1, 2013.

Name	Age	Position
Executive Officers:		
Thomas J. Sullivan	49	President and Chief Executive Officer
Fred L. Hite	45	Senior Vice President and Chief Financial Officer
D. Darin Martin	61	Senior Vice President, Quality Assurance/Regulatory Affairs and Compliance Officer
David C. Milne	45	Senior Vice President of Human Resources, General Counsel and Corporate Secretary
Ronda L. Harris	42	Chief Accounting Officer
Christopher W. Huntington	40	Chief Operating Officer, Symmetry Surgical, Inc.

Thomas J. Sullivan has served as President and Chief Executive Officer and has been a member of the Board of Directors since January 17, 2011. From 2007 to 2011, Mr. Sullivan served as the President of the Supply Chain & Business Process division of Johnson & Johnson Health Care Systems, Inc. In this role, he led the Commercial and Government Contracting processes in support of the J&J U.S. Medical Device & Diagnostics, Pharmaceutical, and Consumer health care customers. He also led the Logistics, e-Business, Channel Management, Program Management, and global Supply Chain/ERP Competency Centers for the J&J's Medical Device & Diagnostics Group. From mid-2010 until year end, Mr. Sullivan held additional responsibility as the Global Vice President, Customer Experience for the J&J Supply Chain Customer & Logistics Services Team accountable for customer facing roles in Distribution, Customer Service, and Transportation supporting all J&J commercial companies throughout the world. From 2005 to 2007, Mr. Sullivan was the President of DePuy Orthopaedics, Inc. From 2002 to 2005 he served as President of J&J Medical Products Canada. From 1999 to 2001, Mr. Sullivan served as General Manager for J&J Gateway LLC and Worldwide Vice President of e-Business. Mr. Sullivan graduated as a Palmer Scholar from The Wharton School in 1991 where he earned an MBA in Strategic Management and Information Technology. He also holds a Bachelor of Science magna cum laude in Applied Mathematics and Computer Science from the University of Pittsburgh.

Fred L. Hite has served as Senior Vice President and Chief Financial Officer since March 2004. Mr. Hite served in various capacities at General Electric Industrial Systems, including Finance Manager of General Electric Motors and Controls from 2001 to 2004, Manufacturing Finance Manager from 2000 to 2001, and Finance Manager of Engineering Services from 1997 to 2000. From 1995 to 1997, Mr. Hite served as Sourcing Finance Manager and Commercial Finance Analyst at General Electric Industrial Control Systems. From 1990 to 1995, Mr. Hite served in various finance positions at General Electric Appliances. Mr. Hite received a B.S. in Finance at Indiana University, Bloomington.

D. Darin Martin has served as the Corporation's Senior Vice President of Quality Assurance, Regulatory Affairs, and Chief Compliance Officer since June 2003. From 1994 to 2003, Mr. Martin served as the Corporation's Vice President of Quality Assurance and Regulatory Affairs. Mr. Martin joined the Corporation in 1990 as Director of Quality Assurance. From 1984 to 1990, Mr. Martin served as Quality Assurance Supervisor for Owens-Illinois Inc.'s Kimble HealthCare Division. Mr. Martin has been a member in various medical device industry associations, including a 20 year membership with the American Society of Quality, Biomedical Devices-NE Indiana Division. Mr. Martin received a B.S. in Business Management from Ball State University, a S.P.C. Instructor Certification from Baldwin-Wallace College and a M.B.A. from Kennedy-Western University.

David C. Milne joined Symmetry in 2009 as Senior Vice President of Human Resources, General Counsel and Corporate Secretary. From 2000 through 2009 Mr. Milne was employed by The Steak 'n Shake Company (NYSE: SNS), where he most recently served as Vice President, General Counsel and Corporate Secretary. After graduating *cum laude* from the Indiana University School of Law, Mr. Milne practiced with Bose, McKinney & Evans and Scopelitis, Garvin, Light, Hanson & Feary where he concentrated on representing employers in labor and employment law matters. Mr. Milne received his undergraduate degree from Wabash College and his MA English Literature from Indiana University, Bloomington.

Ronda L. Harris joined Symmetry in 2008 with extensive experience in financial management, planning and implementation of effective financial reporting and financial control processes. Prior to joining Symmetry, Ms. Harris served as Assistant Controller of General Electric's Consumer and Industrial Business. Ms. Harris began her career at PricewaterhouseCoopers. She received a Bachelor of Science degree from Indiana University and became a Certified Public Accountant in 1997.

Christopher W. Huntington joined Symmetry in August 2006 through Symmetry's acquisition of Everest Metal Orthopedics Inc. Initially serving as Vice President of Business Development, Mr. Huntington has progressed through the organization, serving most recently as Senior Vice President and Chief Operating Officer, Asia. As of January 1, 2012 he assumed the role of Chief Operating Officer of the Corporation's Symmetry Surgical segment. Prior to joining Symmetry, Mr. Huntington founded Everest Metal Orthopedics Inc., an Implant manufacturer with locations in Cork Ireland and Suffern, New York. Mr. Huntington received his BA from St. Lawrence University and his Law Degree from DePaul University College of Law.

For information regarding our directors, and additional information regarding our executive officers, see our 2013 Proxy Statement which will be filed with the Securities Exchange Commission no later than 120 days after the end of our fiscal year.

Family Relationships

There are no family relationships between any of the executive officers or directors of the Corporation.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (SEC). Our internet address is *www.symmetrymedical.com* (access the filings by using the "Investor Relations" link on the home page, and "SEC Filings" within the "Investor Relations" box located in the text). You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is *http://www.sec.gov.*

Information relating to our corporate governance, including our Corporate Governance Guidelines, Code of Business Conduct and Ethics and information concerning our executive officers, directors and Board committees (including committee charters), and transactions in Symmetry Medical Inc. securities by directors and officers, is available on or through our website at *www.symmetrymedical.com* under "Investor Relations" then "Corporate Governance."

We are not including the information on our website as a part of, or incorporating it by reference into, our Form 10-K.

Item 1A. Risk Factors

Our profitability is subject to risks described under this section addressing "Risk Factors." Although the following are not necessarily the only risks our company faces, our business, financial condition or results of operations could be materially adversely affected by the occurrence of any or all of them.

Risks Related to Our Business

- ***We depend heavily on sales to our five largest OEM customers, and our business could be adversely affected if any of them reduced or terminated purchases from us.***

A limited number of large orthopedic device manufacturers, all of whom are our customers, control the predominant share of the orthopedic device market. We depend heavily on revenue from the top five companies in the orthopedic industry. Revenue from our ten largest customers represented approximately 59.9% of our revenue in fiscal year 2012 and 68.3% of our revenue in fiscal year 2011. Our largest customer accounted for approximately 32.4% of our revenue in the fiscal year 2012 and 31.6% in fiscal 2011.

We expect that we will continue to depend on a limited number of large customers for a significant portion of our revenue. Our sales may be impacted by significant changes in these customers' market share, cyclicality, inventory reductions, capital budget investment in instruments and cases, unpredictability of their new product launch activity, changes in their supply chain management, as well as the impact the global economy has on these customers' buying patterns.

- ***Customer or competitor consolidation could adversely affect demand and pricing, which could adversely affect our business.***

Many healthcare companies are consolidating to create new companies that possess greater market power. As the healthcare industry continues to consolidate, our customers may delay purchases or new product launches as they integrate operations and products. Customer consolidation may also impact demand for our products, as the consolidated company implements its supply chain management philosophy. Competitor consolidation may also increase pressure as a result of the resulting larger company's greater product and services offerings. Consolidation of our customers or competitors may increase pricing pressure or reduce our revenue, either of which would impact our operating results.

- ***Loss of a large Group Purchasing Organization contract, a proprietary hospital system contract, or a country specific international distributor could adversely affect Symmetry Surgical's revenue and could adversely affect our business.***

We maintain positive relations with several Group Purchasing Organizations and large proprietary hospital systems. As these organizations continue to pursue cost reduction opportunities, they may demand contractual concessions which we are not willing to accept. Additionally, outside the U.S., we sell through country specific distributors who may also demand contractual concessions which may be undesirable for us in that market. While we believe we could pursue other distributors in global markets and engage GPO or hospital system hospitals directly, the loss of their contracts would impede our ability to generate demand and revenue and could adversely affect sales and profitability.

- ***If we are unable to continue to improve our current products and develop new products, we may experience a decrease in demand for our products or our products could become obsolete.***

We sell our products to customers in markets that are characterized by technological change, product innovation and evolving industry standards. We are continually engaged in product development and improvement programs, both in collaboration with our customers and independently. Our customers may engage in additional in-house development and manufacturing, and if the product advances we make are not sufficient for their needs, they may instead rely on internal capabilities. In addition, our independent competitors may produce products that are more appealing to our customers and thereby impair our ability to compete effectively with them. Our competitors' product development capabilities could also become more effective than ours, and their new products may get to market before our products, may be more effective or less expensive than our products or render our products obsolete. Increased regulatory pressures and longer approval processes may impair our ability to develop and assist our customers in developing innovative products, as well as our ability to do so on a commercially effective timeline. If one or more of these events were to occur, our business, financial condition and results of operation could be adversely affected. Further, in recent years we have increased our investment in new product development and there is a risk that we may not realize the financial returns expected from that investment, which could also adverse impact our business.

- ***We face competition from our customers' in-house capabilities, established independent suppliers and potential new market entrants, and if we lose customers it would have an adverse effect on our revenue and operating results as many of our global facilities would be underutilized.***

Our largest customers have varying degrees of development and manufacturing capabilities, and one or more of them may seek to expand their in-house capabilities in the future, including adding capacity in existing sites or expanding into low labor cost areas such as Asia. Many of our customers are larger than we are and have greater financial and other resources than we do and can commit significant resources to product development and manufacturing. Many of our independent competitors are smaller companies, many of which have close customer relationships and either a low cost structure or highly specialized design or production capabilities. Our independent competitors may continue to consolidate and some of our current and future competitors, either alone or in conjunction with their respective parent corporate groups, may have financial resources and research and development, sales and marketing and manufacturing capabilities or brand recognition that are greater than ours. In addition, the innovative nature of our markets may attract new entrants to the field. Our products may not be able to compete successfully with the products developed, manufactured or sold by other companies, which could result in the loss of customers and, as a result, decreased revenue and operating results. Because we have multiple global facilities with associated fixed overhead, our profits vary widely depending on volume. If we were to lose customers and/or key volumes, it could significantly impact our profits.

- ***If product liability lawsuits are brought against us or our customers our business may be harmed.***

The manufacture and sale of our healthcare and other products, including our aerospace products, expose us to potential product liability claims and product recalls, including those which may arise from misuse or malfunction of, or design or manufacturing flaws in, our products, or use of our products with components or systems not manufactured by us. Product liability claims or product recalls, regardless of their ultimate outcome, could require us to spend significant time and money in litigation or otherwise require us to pay significant damages, which could adversely affect our earnings and financial condition. The product liability insurance that we carry is limited in scope and amount and may not be adequate to protect us against product liability claims. Further, significant litigation or adverse awards could render us unable to maintain this insurance at reasonable costs and on reasonable terms, if at all.

- ***We rely on our independent sales distributors and sales representatives to market and sell our products.***

Success in our Symmetry Surgical segment depends largely upon marketing arrangements with independent sales distributors and sales representatives, in particular their sales and service expertise and relationships with the customers in the marketplace. Independent distributors and sales representatives may terminate their relationships with us or devote insufficient sales efforts to our products. We do not control our independent distributors, and they may not be successful in implementing our marketing plans. Our failure to maintain our existing relationships with our independent distributors and sales representatives could have an adverse effect on our operations. We have experienced turnover with some of our independent sales distributors in the past, which adversely affected short-term financial results while we transitioned to new independent sales distributors. While we believe these transitions have been managed effectively, similar occurrences could happen in the future with different results which could have a greater adverse effect on our operations than we have previously experienced.

- ***We are subject to complex and costly regulation.***

Our products are subject to regulation by the FDA and other national, federal and state governmental authorities. It can be costly and time-consuming to obtain regulatory clearance and/or approval to market medical products. Clearance and/or approval might not be granted for a new or modified device or other product on a timely basis, if at all. Regulations are subject to change as a result of legislative, administrative or judicial action, which may further increase our costs or reduce sales. Unless an exception applies, the FDA requires that the manufacturer of new medical products or a new indication for use of, or other significant change in, an existing medical device obtain either 510(k) pre-market notification clearance or pre-market approval before those products can be marketed or sold in the U.S. Modifications or enhancements to a product that could significantly affect its safety or effectiveness, or that would constitute a major change in the intended use of the product, technology, materials, labeling, packaging, or manufacturing process may also require a new 510(k) clearance. The FDA has proposed changes to its 510(k) pre-market clearance process and although we cannot predict with certainty the future impact of these initiatives, it appears that the time and cost to get many of our medical devices to market could increase significantly. This could impact both our OEM Solutions customers as well as Symmetry Surgical products.

In addition, we are subject to regulations covering manufacturing practices, product labeling and advertising, and adverse-event reporting that apply after we have obtained clearance or approval to sell a product. Our failure to maintain clearances or approvals for existing products, to obtain clearance or approval for new or modified products, or to adhere to regulations for manufacturing, labeling, advertising or adverse event reporting could adversely affect our results of operations and financial condition. Further, if we determine a product manufactured or marketed by us does not meet our specifications, published standards or regulatory requirements, we may seek to correct the product or withdraw the product from the market, which could have an adverse effect on our business. Many of our facilities and procedures, and those of our suppliers, are subject to ongoing oversight, including periodic inspection by governmental authorities. Compliance with production, safety, quality control and quality assurance regulations can be costly and time-consuming.

The sales and marketing of medical products is coming under increased scrutiny by the FDA and other regulatory agencies and enforcement bodies. If our sales and marketing activities fail to comply with FDA regulations or guidelines, or other applicable laws, we may be subject to warnings or enforcement actions from the FDA or other enforcement bodies.

- ***Any claims in excess of our insurance coverage limits may result in substantial costs and a reduction in its available capital resources.***

We maintains property insurance policies covering physical damage to its equipment, facilities, buildings and inventory; employer's liability insurance generally covering death or work injury of employees; product liability insurance covering product liability claims arising from the use, consumption or operation of its products; general liability insurance covering certain incidents to third parties that occur on or in the premises of the Corporation; business interruption insurance, and directors and officers liability insurance, among others. Our insurance coverage, however, may not be sufficient to cover all claims. As we expand our Symmetry Surgical sales efforts into multiple international countries it may increase the risk of claims.

- ***Our Symmetry Surgical sales efforts may be impaired by consolidation of customers or an inability to compete with regard to pricing or products.***

Our Symmetry Surgical segment's direct sales success relies upon its ability to provide products to customers on competitive price, delivery and quantity terms. Some of our customers utilize a single or small group of suppliers, and some producers utilize a small or limited group of distributors. If consolidation in the hospital industry continues we may lose customers that are absorbed into larger hospital companies that work with a limited number of competitive suppliers. In addition, our competitors may provide products similar to ours on a more price competitive basis, or we may find that we are unable to secure necessary products on a price or quantity basis required by our customers. Further, we may be unable to secure distribution rights for products required by our customers, causing them to consolidate their purchasing with competitors who are able to provide such products. Finally, some of the manufacturers for whom we provide distribution services might decide to sell directly to customers, bypassing our distribution services. If any of these events should occur, it would impair our direct sales business and cause a decline in revenue and profit.

- ***Our operating results are subject to significant potential fluctuation and historical results should not be relied on as an indication of our future results.***

Our operating results have fluctuated in the past and may vary significantly from quarter to quarter or year to year in the future due to a combination of factors, many of which are beyond our control. These factors include, but are not limited to:

  - the timing of significant orders and shipments, including the effects of changes in inventory management practices by our customers;
  - the number, timing and significance of new products and product introductions and enhancements by us, our customers and our competitors;
  - changes in pricing policies by us and our competitors;
  - changes in medical treatment or regulatory practices;
  - delays caused by the regulatory approval process for our new products;
  - restrictions and delays caused by regulatory review of our customers' products;
  - our ability to meet customer demand for certain products or types of products;
  - the utilization of our manufacturing assets;
  - significantly changing quality and regulatory requirements from the FDA and our customers;
  - recalls of our or our customers' products; and
  - availability and cost of raw materials.

Our quarterly revenue and operating results may vary significantly in the future and period-to-period comparisons of our results of operations may not necessarily be meaningful and should not be relied upon as indications of our future performance. We cannot assure you that our revenue will increase or be sustained in future periods or that we will be profitable in any future period. Any shortfalls in revenue or earnings from levels expected by securities or industry analysts could have an immediate and significant adverse effect on the trading price of our common stock in any given period.

- ***If we do not retain key individuals and retain and attract skilled manufacturing workers and sales representatives, we may not be able to operate successfully, and we may not be able to meet our strategic objectives.***

Our success depends in part upon the retention of key managerial, sales and technical personnel, and skilled manufacturing workers. We compete for such personnel with other companies and organizations, many of which are larger and have greater name recognition and financial and other resources than we do. Many of these competitors are located in the same limited geographic areas in which our current operations are located. There can be no assurance that we will be successful in retaining our current personnel or in hiring or retaining qualified personnel in the future. The loss of key personnel or the inability to hire or retain qualified personnel in the future could have a material adverse effect on our ability to operate successfully. We do not maintain key man life insurance on any of our executive officers, senior management or other key personnel.

In our industry, skilled manufacturing workers are difficult to identify and hire because we compete with numerous precision manufacturing companies to attract and retain qualified and highly skilled manufacturing employees. Our Northeast Indiana and Massachusetts facilities, in particular, face significant and increasing competition, including from certain of our customers and other companies, such as orthopedic related start-up companies located in or near Warsaw, Indiana or in Massachusetts. Some of these competitors are larger and have greater financial and other resources than we do. If we are not able to retain and attract skilled manufacturing employees, we may be unable to support our anticipated growth, which could adversely affect our profitability.

Our Symmetry Surgical segment relies on our direct sales force. Our competitors may try to recruit our key Symmetry Surgical employees, or certain key employees may elect to leave the Corporation. The loss of key Symmetry Surgical employees could impair our ability to successfully operate the Symmetry Surgical business, resulting in loss of sales and profit.

- ***A significant shift in technologies or methods used in the treatment of damaged or diseased bone and tissue could make our products obsolete or less attractive.***

The development of new technologies could reduce or shift demand for our products. For example, pharmaceutical advances could result in non-surgical treatments gaining more widespread acceptance as a viable alternative to orthopedic implants. The emergence of successful new biological tissue-based or synthetic materials to regenerate damaged or diseased bone and to repair damaged tissue could minimize or delay the need for implant surgery and provide other biological alternatives to orthopedic implants. New surgical procedures could diminish demand for our instruments or implants. New sterilization methods could also limit the demand for our sterilization cases. Any of these or other shifts in technologies or methods used in the treatment of damaged or diseased bone and tissue could adversely affect demand for our products.

In recent years we have seen a trend to more customer specific implants which require less instrument sets and if this trend were to increase, it may reduce the demand for our reusable instruments. We have also seen a trend to try and replace reusable instruments, which we largely make, with disposable instruments, which we do source on a limited basis. If this trend gains significant momentum, we would have to retool our facilities to support this demand. We have also seen several large manufacturers begin reprocessing of single use devices for resale despite single use labeling. If this trend gains momentum, it could place pricing pressure on some Symmetry Surgical instrument products.

- ***We depend on third party suppliers, and in some cases a single third party supplier, for key components and raw materials used in our manufacturing processes and the loss of these sources could harm our business.***

We use plastic, titanium, cobalt chrome, stainless steel and nickel alloys, and various other raw materials in our products. Although we generally believe these materials are readily available from multiple sources, from time to time we rely on a limited number of suppliers and in some cases on a single source vendor. For example, we obtain patented Radel® R plastic, which is designed to withstand intense heat produced during frequent sterilizations, for use in our instrument handles and plastic cases from a single supplier. Further, some of our raw materials are produced in areas of the world that are subject to political and other disruptions that could impair supply. Any supply interruption in a limited or sole-sourced component or raw material could materially harm our ability to manufacture our products until a new source of supply, if any, could be found. Further, our efforts to cover such materials could be costly and impair our ability to meet our contractual obligations for certain products on a profitable basis. We may be unable to find a sufficient alternative supply channel in a reasonable time period or on commercially reasonable terms if at all. This could interrupt our business, cause us to become involved in litigation with suppliers or customers, impair our profitability and/or reduce the quality of our products. In addition, changes in suppliers may require customer approval, which could delay the production and sale of the products we manufacture.

In our Symmetry Surgical segment, we have several products which are sourced from a single manufacturer. If that manufacturer experiences issues with its ability to supply the product we require, raises the price of that product, or otherwise impairs our ability to obtain the product, it would reduce our sales and delay or prevent products from reaching our customers.

Additionally, certain provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act may soon require us to report on "conflict minerals" used in our products and the due diligence plan we put in place to track whether such minerals originate from the Democratic Republic of Congo and adjoining countries. The implementation of these requirements could affect the sourcing and availability of minerals used in certain of our products, disrupt our supply of raw materials, or adversely impact the price that we pay for certain raw materials.

- ***Our current and future levels of indebtedness may limit our ability to operate our business, finance acquisitions and pursue new business strategies.***

As of December 29, 2012, our total indebtedness, including short-term revolving lines of credit, long-term senior secured debt, subordinated debt and capital lease obligations was $213,133 and we had $102,000 of our $200,000 revolving credit facility remaining available. Our revolving credit facility, maturing in November 2015; our bank term loans, maturing in December 2016; and our senior subordinated term notes, maturing in December 2017, all contain covenants limiting our ability to incur additional indebtedness.

In December 2011, we used a substantial amount of debt to finance the acquisition of the Codman surgical instruments business for $165,687. The Codman acquisition was almost entirely financed through the use of debt, including approximately $50,000 of our line of credit, the addition of $50,000 in bank term loans, plus $65,000 in senior subordinated debt. In the future we may incur additional debt to finance acquisitions, business opportunities, capital expenditures or other capital requirements.

Our indebtedness could:

- make us more vulnerable to unfavorable economic conditions;
- make it more difficult to obtain additional financing in the future for working capital, capital expenditures or other general corporate purposes;
- make us susceptible to fluctuations in market interest rates that affect the cost of our borrowings to the extent that our variable rate debt is not covered by interest rate derivative agreements; and
- make it more difficult to pursue strategic acquisitions, alliances and collaborations.

Our ability to service our recently increased level of indebtedness will depend on our future performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, including but not limited to all of the factors and risks discussed herein. Some of these factors are beyond our control. We believe that, based upon current levels of operations, we will be able to meet our debt service obligations when due. Significant assumptions underlie this belief, including, among others, that we will continue to be successful in implementing our business strategy and that there will be no material adverse developments in our business, liquidity or capital requirements. If we cannot generate sufficient cash flow from operations to service our indebtedness and to meet our other obligations and commitments, we may be required to refinance our debt or to dispose of assets to obtain funds for such purpose. We cannot be certain that refinancing or asset dispositions could be effected on a timely basis or on satisfactory terms, if at all, or would be permitted by the terms of our debt instruments. To the extent we incur additional indebtedness or other obligations in the future, the risks associated with our indebtedness described above, including our possible inability to service our debt, would increase.

- ***Failure to satisfy the obligations and maintain compliance with our lending agreements could have a material adverse effect on our business.***

Each of our lending arrangements requires timely payments of interest and our Bank Term Loan requires quarterly principal payments which commenced September 2012. Additionally, both lending arrangements include various restrictive covenants where compliance is essential for credit availability. We may be unable to comply with the financial ratios or covenants and, if we fail to do so, we may be unable to obtain waivers from our lenders. Failure to comply with any payment or compliance requirements of our debt would entitle the lenders to, among other things, accelerate the maturity or terminate the availability of credit commitments.

- ***Our lending agreements contain restrictions that limit our ability to pay dividends, incur additional debt, make acquisitions and make other investments.***

Our lending agreements contain covenants that restrict our ability to make distributions to stockholders or other payments unless we satisfy certain financial tests and comply with various financial ratios. Our lending agreements also contain covenants that limit our ability to incur indebtedness, invest in our foreign operations, acquire other businesses and make capital expenditures, and impose various other restrictions. These covenants could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise.

- ***Our future capital needs are uncertain and we may need to raise additional funds in the future.***

Our future capital needs are uncertain and we may need to raise additional funds in the future through debt or equity offerings. Our future capital requirements will depend on many factors, including, but not limited to:

- revenue generated by sales of our products;
- expenses incurred in manufacturing and selling our products;
- costs of developing new products or technologies;
- costs associated with capital expenditures;
- costs associated with our expansion;
- costs associated with regulatory compliance, including maintaining compliance with the quality system regulations imposed by the FDA;
- the number and timing of acquisitions and other strategic transactions;
- working capital requirements related to growing new acquisitions or existing business;
- expansion of our international or domestic facilities; and
- costs of litigation, awards or other legal issues that arise.

As a result of these factors, we may need to raise additional funds, and these funds may not be available on favorable terms, or at all. Furthermore, if we issue equity or convertible debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or convertible debt securities may have rights, preferences and privileges senior to those of our existing stockholders. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, execute our business strategy, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements.

- ***We may not realize all of the sales expected from new product development programs.***

We incur substantial expenses in developing and testing new products and related devices. These expenses have continued to increase over recent years. Our realization of additional revenue from new product development efforts is inherently subject to a number of important risks and uncertainties, including, directly or indirectly, end-user acceptance of the product, reimbursement approval by third-party payers such as Medicaid, Medicare and private insurers and, in some cases, FDA or comparable foreign regulatory approval of the product. In addition, our customers typically have no contractual requirement to purchase from us the products that we develop, and they could seek to have another supplier or in-house facility manufacture products that we have developed (or substitutes for them). We also incur costs and make capital expenditures for new product development and production based upon certain estimates of production volumes for our existing and anticipated products. If the actual demand for our products is less than planned, our revenue and net income may decline.

- ***Our earnings would be negatively impacted if we write off goodwill or intangible assets created as a result of our various acquisitions.***

As a result of acquisitions, we have accumulated a substantial amount of goodwill, amounting to $229,134 as of December 29, 2012, or 37.9% of our total assets as of such date. Goodwill and certain intangible assets are not amortized but rather are tested for impairment by us annually or more frequently if an event occurs or circumstances develop that would likely result in impairment. Examples of such events or circumstances include, but are not limited to, a significant adverse change in legal or business climate, an adverse regulatory action, unanticipated competition or financial restatements.

- ***If we are unable to protect our intellectual property and property rights, or are subject to intellectual property claims by third parties, our business could be harmed.***

We rely on a combination of patents, trade secrets, copyrights, know-how, trademarks, license agreements and contractual provisions to establish and protect our proprietary rights to our technologies and products. We cannot guarantee that the steps we have taken or will take to protect our intellectual property rights will be adequate or that they will deter infringement, misappropriation or violation of our intellectual property. Litigation may be necessary to enforce our intellectual property rights and to determine the validity and scope of our proprietary rights. Any litigation could result in substantial expenses and may not adequately protect our intellectual property rights. In addition, the laws of some of the countries in which our products are or may be sold may not protect our products and intellectual property to the same extent as U.S. laws, if at all. We may be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries. If our trade secrets become known, we may lose our competitive advantages.

We seek to protect our trade secrets, know-how and other unpatented proprietary technology, in part, with confidentiality agreements with our employees, independent distributors and customers. We cannot confirm, however, that:

- these agreements will not be breached;
- these agreements will be enforced by a court or other judicial body;
- we will have adequate remedies for any breach; or
- trade secrets, know-how and other unpatented proprietary technology will not otherwise become known to or independently developed by our competitors.

In addition, third parties may claim that we are infringing, misappropriating or violating their intellectual property rights. We could be found to infringe those intellectual property rights, which could affect our ability to manufacture any affected product. In addition, any protracted litigation to defend or prosecute our intellectual property rights could drain our financial resources, divert the time and effort of our management and cause customers to delay or limit their purchases of the affected product until resolution of the litigation.

Any litigation or claims against us, whether or not successful, could result in substantial costs and could harm our reputation. In addition, intellectual property litigation or claims could force us to do one or more of the following:

- cease selling or using any of our products that incorporate the challenged intellectual property, which could adversely affect our revenue;
- obtain a license from the holder of the intellectual property right alleged to have been infringed, which license may not be available on reasonable terms, if at all; and
- redesign or, in the case of trademark claims, rename our products to avoid infringing the intellectual property rights of third parties, which may not be possible and could be costly and time-consuming if it is possible to do so.

- ***We are subject to risks associated with our foreign operations.***

We have significant international operations and we continue to expand and grow these operations. We have operations in the United Kingdom, France, Ireland, Malaysia and Germany and sales into over 100 countries. Certain risks are inherent in international operations that could have an adverse impact on our business, results of operations or profitability, including, but not limited to:

- difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;
- foreign customers who may have longer payment cycles than customers in the U.S.;
- tax rates in certain foreign countries that may exceed those in the U.S. and foreign earnings that may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions including transfer pricing restrictions when products produced in one country are sold to an affiliated entity in another country;

- general economic and political conditions in countries where we operate or where end users of our products reside;
- difficulties associated with managing a large organization spread throughout various countries;
- changes in governmental approaches to foreign industry;
- changes in tax, training or other incentives upon which we relied (or rely) in deciding to do business in a particular country;
- wars, insurrections or other strife;
- difficulties in enforcing intellectual property rights;
- compliance obligations under a variety of foreign laws and regulations; and
- compliance with international laws and regulations, including but not limited to, the U.S. Foreign Corrupt Practices Act by our distributors in global markets.

As we continue to expand our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and other risks. We cannot assure you that these and other factors will not have a material adverse effect on our international operations or our business as a whole.

- ***Efforts to acquire additional companies or product lines may divert our managerial resources away from our business operations, and if we complete additional acquisitions, we may incur or assume additional liabilities or experience integration problems.***

In the past seven years, we have completed eight acquisitions. In 2011 we completed two acquisitions. In August of 2011 we acquired Olsen Medical for $11,000 and in December 2011 we acquired the assets of Codman surgical instruments for $165,687. During 2012 we focused on the integration of these two acquisitions. In the future, we may seek to acquire additional businesses or product lines for various reasons, including providing new product manufacturing capabilities, adding new customers, increasing penetration with existing customers or expanding into new geographic markets. Our ability to successfully grow through additional acquisitions depends upon our ability to identify, negotiate, complete and integrate suitable acquisitions and to obtain any necessary financings. These additional efforts could divert the attention of our management and key personnel from our business operations and integration of our recently completed acquisitions. If we complete additional acquisitions, we may also experience:

- difficulties integrating any acquired companies, personnel and products into our existing business;
- delays in realizing the benefits of the acquired company or products;
- diversion of our management's time and attention from other business concerns;
- limited or no direct prior experience in new markets or countries we may enter;
- higher costs of integration than we anticipated;
- difficulties in retaining key employees of the acquired business who are necessary to manage these businesses;
- difficulties in maintaining uniform standards, controls, procedures and policies throughout our acquired companies; or
- adverse customer reaction to the business combination.

Additional acquisitions could also materially impair our operating results by causing us to incur debt and acquisition expenses or requiring us to amortize acquired assets.

- ***Currency exchange rate fluctuations could have an adverse effect on our revenue and financial results.***

We generate a significant portion of our revenue and incur a significant portion of our expenses in currencies other than U.S. dollars. We have operations in the United Kingdom, France, Ireland, Malaysia and Germany as well as sales in over 100 countries. Currency exchange rates are subject to fluctuation due to, among other things, changes in local, regional or global economic conditions, the imposition of currency exchange restrictions and unexpected changes in regulatory or taxation environments. To the extent that we are unable to match revenue received in foreign currencies with costs incurred in the same currency, exchange rate fluctuations in any such currency could have an adverse effect on our financial results. During 2012, we hedged approximately 80% of our Symmetry Surgical segment exposure as we increased our annual purchases payable in Euros with the addition of the Codman surgical instruments acquisition.

- ***We may be adversely affected as a result of the long lead times required for sales of certain new products, including our customer launches.***

We often compete for business at the beginning of the development cycle of new medical devices or upon customer redesign of existing medical devices. Our customers generally must obtain clearance or approval from the FDA before commercially distributing their products. Unless exempt, a new medical device must be approved for commercial distribution in the U.S. by the FDA through the 510(k) pre-market Notification Process or, in some cases, through the more burdensome pre-market approval, or PMA, process. In recent years it has taken three to nine months from the date of submission to the FDA to obtain 510(k) clearance and one to three years from the date of submission to the FDA to obtain approval through the PMA process, but in each case the approval may take significantly longer. This results in long lead times for some of our customers' new products, which may make it difficult in the short term for us to obtain sales of new products to increase revenue or replace any unexpected decline in sales of existing products.

- ***We may be adversely impacted by work stoppages, other labor matters, or new labor laws.***

Currently, none of our U.S. facilities are unionized. However, over the last 11 years, our employees at two of our locations have engaged in some consideration of becoming unionized, although have decided against doing so. Certain foreign facilities have a works counsel or similar group in place pursuant to applicable local country laws and regulations. In addition, some of our orthopedic device customers and some suppliers have unionized work forces. While we have not experienced any adverse effects from work stoppages or slow-downs at our customers' or suppliers' facilities, work stoppages or slow-downs experienced by us, our suppliers or our customers or their suppliers could result in slow-downs or the interruption of production at facilities where our products are made or used. We cannot assure you that we will not encounter strikes, further unionization efforts, new labor laws, or other types of conflicts with labor unions or our employees, which could have an adverse effect on our financial results.

- ***If a natural or man-made disaster strikes one or more of our manufacturing and distribution facilities or Information Technology infrastructure, we may be unable to manufacture certain products for a substantial amount of time and our revenue could decline.***

We have seventeen manufacturing and distribution facilities located in the U.S., United Kingdom, France, Ireland, Malaysia and Germany. These facilities and the manufacturing equipment and personnel know-how that we use to produce and distribute our products would be difficult to replace and could require substantial lead-time to repair or replace. Our facilities may be affected by natural or man-made disasters. In the event that one or more of our facilities was affected by a disaster, we would be forced to attempt to shift production to our other manufacturing facilities or rely on third-party manufacturers, and our other facilities or a third-party manufacturer may not have the capability to effectively supply the affected products. Our Symmetry Surgical business provides global distribution from our Nashville, Tennessee headquarters. Should a disaster strike this facility, we would be forced to attempt to shift distribution to another facility in the U.S. or Europe and adversely affect our ability to ship and invoice product. Disruptions to the global transportation network could also affect our ability to ship and invoice product. Although we have insurance for damage to our property and the interruption of our business, this insurance may not be sufficient in scope or amount to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

- ***We may experience difficulties, delays, performance impact or unexpected costs from consolidation of facilities.***

During 2010, we consolidated U.S. case manufacturing facilities into one location. This consolidation resulted in higher costs and delayed deliveries. In the future, we may be required to further consolidate our operations in order to improve our cost structure, achieve increased operating efficiencies, and improve our competitive standing or results of operations and/or to address unfavorable economic conditions. We may also lose favorable tax incentives or not be able to renew a lease on acceptable terms, resulting in the need to consolidate. As part of these actions, we may further reduce staff, make changes to certain capital projects, close certain production operations and abandon leases for certain facilities that will not be used in our operations. In conjunction with any actions, we will continue to make significant investments and build the framework for our future growth. We may not realize, in full or in part, all of the anticipated benefits and savings from these efforts due to unforeseen difficulties, delays or unexpected costs. If we are unable to achieve or maintain all of the resulting savings or benefits to our business or other unforeseen events occur, our business and results of operations may be adversely affected.

As a result of the global economic downturn, we have worked and will continue to work to increase cost efficiencies and to reduce discretionary expenditures, and in the event the economy does not continue to recover, or if it further deteriorates, we may also be required to consider further steps to improve our cost structure. Additionally, the anticipated benefits of our cost reduction initiatives are based on forecasts which could vary substantially from actual results, and we cannot provide assurance that any such cost saving initiatives will not have a material adverse effect on our business.

- ***Significant changes to U.S. federal, state and foreign tax laws and regulations that apply to our operations and activities could have a material adverse effect on our financial results.***

Our operations are subject to the tax laws, regulations and administrative practices of the U.S., U.S. state jurisdictions and other countries in which we do business. Significant changes in these rules could have a material adverse effect on the results of operations. For example, our effective tax rate reflects the impact of undistributed foreign earnings for which no U.S. taxes have been provided because such earnings are intended to be invested indefinitely outside the U.S. Substantial reform of U.S. tax law regarding tax on certain foreign profits could result in an increase in our effective tax rate, which could have a material adverse effect on our financial results.

Risks Related to Our Industry

- ***Orthopedic device manufacturers have significant leverage over their independent suppliers and consolidation could increase their leverage, which could result in the loss of customers or force us to reduce our prices.***

We compete with many manufacturers to develop and supply implants, surgical instruments and cases to a limited number of large orthopedic device manufacturers. As a result, orthopedic device manufacturers have historically had significant leverage over their independent suppliers. For example, independent suppliers like us are subject to continuing pressure from the major orthopedic device manufacturers to reduce the cost of products while maintaining quality levels. In the past, the medical device industry has experienced substantial consolidation. If the medical device industry, and the orthopedic device industry in particular, continue to consolidate, competition to provide products to orthopedic device manufacturers may become more intense. Orthopedic device manufacturers may seek to use their market power to negotiate price or other concessions for our products. If we are forced to reduce prices or if we lose customers because of competition, our revenue and results of operations would suffer. In recent years, the industry has experienced a lack of demand and competition has become more aggressive trying to win orders and fill their facilities.

- ***Our business is indirectly subject to healthcare industry cost containment measures and other industry trends affecting pricing that could result in reduced sales of or prices for our products.***

Acceptance of our customers' products by hospitals, outpatient centers and physicians depend on, among other things, reimbursement approval of third-party payers such as Medicaid, Medicare and private insurers. The continuing efforts of government, insurance companies and other payers of healthcare costs to contain or reduce those costs could lead to lower reimbursement rates or non-reimbursement for medical procedures that use our products. As that occurs, medical device manufacturers might insist that we lower prices on products related to the affected medical device or they might significantly reduce or eliminate their purchases from us of these related products, which could affect our profitability.

- ***We and our customers are subject to substantial government regulation that is subject to change and could force us to make modifications to how we develop, manufacture and price our products.***

The medical device industry is regulated extensively by governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies. Some of our manufacturing processes are required to comply with quality systems regulations, including current good manufacturing practices and quality system requirements that cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging and shipping of our products. Further, some of our facilities, records and manufacturing processes are subject to periodic unscheduled inspections by the FDA or other agencies.

Failure to comply with applicable medical device regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, repairs, replacements, refunds, recalls or seizures of products, total or partial suspensions of production, refusal of the FDA or other regulatory agencies to grant future pre-market clearances or approvals, withdrawals or suspensions of current clearances or approvals and criminal prosecution.

In addition, orthopedic implants and other medical devices produced by our customers are subject to intensive regulation and potential pre-approval requirements by the FDA and similar international agencies that govern a wide variety of product activities from design and development to labeling, manufacturing, promotion, sales and distribution. Recently, the FDA has imposed more significant requirements on supplier control procedures that may require additional audits, process validations and potentially increased costs to get products to market. Compliance with these regulations may be time consuming, burdensome and expensive for our customers and, indirectly, for us, to the extent that our customers' compliance depends on our operations. These regulations could negatively affect our customers' abilities to sell their products, which in turn would adversely affect our ability to sell our products. This may result in higher than anticipated costs or lower than anticipated revenue.

The regulations to which we and our customers are subject are complex, change frequently and have become more stringent over time. Federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system at both the federal and state levels. The FDA has implemented a substantial 510(k) reform amendment that has changed the requirements and review process. The FDA may also review all current and past 510(k)s to assure they are compliant with current regulatory requirements. These regulations may potentially increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry participants operate. In 2012, the FDA has required all contract manufacturer companies that produce a finished medical device to register in the Electronic Registration and Listing System (FURLS). If a device requires a premarket approval or notification before being marketed in the US, then the owner/operator needs to submit the FDA premarket submission number (510(k), PMA, PDP, HDE). The FDA has also implemented new Device Registration and Listing requirements requiring all contract manufacturers and sterilizers of finished devices to register and list regardless of whether they put the device into commercial distribution or return the device to the manufacturer or specification developer will therefore also be subject to potential future FDA audit inspections. Foreign governmental authorities that regulate the manufacture and sale of medical devices have become increasingly stringent and, to the extent we sell our products in foreign countries, we may be subject to rigorous regulation in the future. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated revenue.

- ***If our customers fail to obtain, or experience significant delays in obtaining, FDA clearances or approvals to commercially distribute our future products our ability to sell our products could suffer.***

Some of our products are subject to rigorous regulatory pre-approval by the FDA and other federal, state and foreign governmental authorities. Our customers are typically responsible for obtaining the applicable regulatory approval for the commercial distribution of our products. The process of obtaining this approval, particularly from the FDA, can be costly and time consuming, and there can be no assurance that our customers will obtain the required approvals on a timely basis, if at all. The FDA, for example, assigns medical devices to one of three classes which determine, among other things, the type and degree of FDA approval required to commercially distribute the device in the U.S. We produce Class I, II and III devices. Class I devices are deemed to present little risk to patients and are generally exempt from FDA approval requirements. Class II devices can generally be commercially distributed only after the device has received 510(k) clearance. The FDA will clear marketing of a medical device through the 510(k) process if certain design, testing and validation requirements are met and it is demonstrated that the device is "substantially equivalent" to a device that was legally marketed prior to May 28, 1976, or to another commercially available device subsequently cleared through the 510(k) Pre-Market Notification process. This process generally takes three to six months, but recently has taken substantially longer, up to nine months or more, due to increased review time and scrutiny of requirements to assure a more safe and effective product. Before a Class III device can be commercially distributed in the U.S., a pre-market approval, or PMA, must be obtained from the FDA. The PMA process can be expensive and uncertain, requires detailed and comprehensive scientific and other data and generally takes between one and three years, but may take significantly longer. The commercial distribution of any products we develop that require regulatory clearance may be delayed. In addition, because we cannot assure you that any new products or any product enhancements we develop for commercial distribution in the U.S. will be exempt from the FDA market clearance requirements or subject to the shorter 510(k) clearance process, the regulatory approval process for our products or product enhancements may take significantly longer than anticipated by us or our customers.

- ***We may be adversely affected by the impact of environmental and safety regulations.***

We are subject to federal, state, local and foreign laws and regulations governing the protection of the environment and occupational health and safety, including laws regulating air emissions, wastewater discharges, and the management and disposal of hazardous materials and wastes, and the health and safety of our employees. We are also required to obtain permits from governmental authorities for certain operations. If we violate or fail to comply with these laws, regulations or permits, we could incur fines, penalties or other sanctions, which could have a material adverse effect on us. Environmental laws tend to become more stringent over time, and we could incur material expenses in the future relating to compliance with future environmental laws. In addition, we could be held responsible for costs and damages arising from any contamination at our past or present facilities or at third-party waste disposal sites. Such costs could be material. We cannot completely eliminate the risk of contamination or injury resulting from hazardous materials and we may incur material liabilities as a result of any contamination or injury.

- ***The impact of the recently enacted federal healthcare reform legislation on our business remains uncertain.***

In March 2010, the U.S. Congress adopted and President Obama signed into law comprehensive health care reform legislation through the passage of the Patient Protection and Affordable Health Care Act (H.R. 3590) and the Health Care and Education Reconciliation Act (H.R. 4872). To help offset the cost of the healthcare reforms provided therein, the legislation imposes a 2.3% excise tax on all domestic sales of medical devices after December 31, 2012. With the addition of the 2.3% excise tax, the medical device industry will bear a significant additional cost burden, or be required to find ways to pass such costs on to its customers. We cannot predict with certainty the ultimate effect the federal health care reform will have on us. Many of the details of the federal legislation have not yet been finalized or are slated for implementation in the future. Accordingly, while it is too early to estimate the ultimate impact of the excise tax or any health care reform, in general, on our business, the legislation could have a material adverse effect on our customers' businesses and our business, cash flows, financial condition and results of operations.

Effective August 1, 2013, certain manufacturers of medical devices covered by Medicare, Medicaid, and the Children's Health Insurance Program who make payments or other transfers of value to physicians and teaching hospitals will be required to track and report such payments and transfers under the regulations known as the National Physician Payment Transparency Program. Efforts to comply with these requirements may result in an increase in operational expenses and a diversion of management's time from other business activities and failure to comply fully could cause the Corporation to incur costs and expenses associated with remedial compliance or fines.

- ***In recent years, changing laws and increasingly complex corporate governance and public disclosure requirements could have an adverse effect on our business and operating results.***

Changing laws, regulations and standards, including those relating to corporate governance and public disclosure such as the Dodd-Frank Wall Street Reform and Consumer Protection Act and recently enacted SEC regulations, have created additional compliance requirements for companies such as ours. Our efforts to comply with these requirements have resulted in, and are likely to continue to result in, an increase in operational expenses and a diversion of management's time from other business activities.

Risks Relating to Our Common Stock

- ***Our common stock may be volatile and could decline substantially.***

There has been significant volatility in the market price and trading volume of securities of companies operating in the medical device industry, including our company, which has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Price declines in our common stock could result from general market and economic conditions and a variety of other factors, including:

- actual or anticipated fluctuations in our operating results;
- our announcements or our competitors' announcements regarding new products, significant contracts, acquisitions or strategic investments;
- loss of any of our key management or technical personnel;
- conditions affecting orthopedic device manufacturers or the medical device industry generally;
- product liability lawsuits against us or our customers;
- clinical trial results with respect to our customers' medical devices;
- changes in our growth rates or our competitors' growth rates;
- developments regarding our patents or proprietary rights, or those of our competitors;
- FDA and international actions with respect to the government regulation of medical devices and third-party reimbursement practices;
- public concern as to the safety of our products;
- changes in health care policy in the U.S. and internationally;
- conditions in the financial markets in general or changes in general economic conditions;
- our inability to raise additional capital;
- changes in stock market analyst recommendations regarding our common stock, other comparable companies or the medical device industry generally, or lack of analyst coverage of our common stock;
- sales of our common stock by our executive officers, directors and five percent stockholders or sales of substantial amounts of common stock;
- changes in accounting principles; and
- the announcement of financial restatements.

In the past, following periods of volatility in the market price of a particular company's securities or financial restatements, litigation has often been brought against that company. If litigation of this type is brought against us, it could be extremely expensive and divert management's attention and the Corporation's resources.

- ***Our Certificate of Incorporation, our Bylaws and Delaware law contain provisions that could discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.***

Provisions of the Delaware General Corporation Law, our Certificate of Incorporation and our Bylaws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace or remove our board of directors. These provisions include:

  - providing for a classified board of directors with staggered terms;
  - requiring supermajority stockholder voting to effect certain amendments to our certificate of incorporation and by-laws;
  - eliminating the ability of stockholders to call special meetings of stockholders;
  - prohibiting stockholder action by written consent;
  - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings;
  - limiting the ability of stockholders to amend, alter or repeal the by-laws; and
  - authorizing of the board of directors to issue, without stockholder approval, shares of preferred stock with such terms as the board of directors may determine and shares of our common stock.

We are also protected by Section 203 of the Delaware General Corporation Law, which prevents us from engaging in a business combination with a person who becomes a 15.0% or greater stockholder for a period of three years from the date such person acquired such status unless certain board or stockholder approvals were obtained.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The properties below are owned or leased by us and we believe these properties are suitable and adequate for our current operations and are appropriately utilized.

Location	Principal Use	Approximate Square Footage	Own/ Lease	Segment
Avilla, Indiana	Instrument and implant design and manufacturing	40,000	Lease	OEM Solutions
Cheltenham, United Kingdom	Instrument design and manufacturing	25,000	Lease	OEM Solutions
Claypool, Indiana	Instrument design and manufacturing	33,800	Own	OEM Solutions
Cork, Ireland	Implant finishing	18,000	Lease	OEM Solutions
Hillburn, New York	Implant finishing	11,820	Lease	OEM Solutions
Lansing, Michigan	Implant design, forging and machining	65,000	Own	OEM Solutions
Lansing, Michigan	Implant Finishing and Design and Development Center	15,000	Own	OEM Solutions
Manchester, New Hampshire	Plastic and metal case design and manufacturing	122,000	Lease	OEM Solutions
Louisville, Kentucky	Instrument finishing and packaging operation	25,000	Lease	Symmetry Surgical
Nashville, Tennessee	Medical products distribution; former SSI Headquarters	16,500	Own	Symmetry Surgical

Location	Principal Use	Approximate Square Footage	Own/ Lease	Segment
Nashville, Tennessee	Medical products distribution; Symmetry Surgical Headquarters	43,000	Lease	Symmetry Surgical
New Bedford, Massachusetts	Instrument and implant manufacturing	85,000	Own	OEM Solutions
Penang, Malaysia	Case, instrument and implant design and manufacturing	80,000	Lease	OEM Solutions
Sheffield, United Kingdom	Implant and specialized non-healthcare product design, forging, casting and machining	120,500	Own	OEM Solutions
Sheffield, United Kingdom	Implant machining	43,400	Own	OEM Solutions
Tuttlingen, Germany	Instrument procurement and quality center	5,400	Lease	Symmetry Surgical
Wambrechies, France	Case design and manufacturing	25,000	Lease	OEM Solutions
Warsaw, Indiana	Instrument design and manufacturing	58,000	Own	OEM Solutions
Warsaw, Indiana	Design and Development Center; Corporate Headquarters	15,800	Own	OEM Solutions
Warwickshire, United Kingdom	Specialized non-healthcare machining	20,300	Own	OEM Solutions
	Total square footage	868,520		

We own approximately 16 acres of land in Warsaw, Indiana, and approximately 9 acres in Lansing, Michigan. These sites are available for future expansion.

All of our owned properties in the U.S. are encumbered by our Amended Credit Agreement (see Note 10 of our consolidated financial statements). Our capital lease arrangements are discussed in Note 11 of our Financial Statements.

Item 3. Legal Proceedings

None

Item 4. Mine Safety Disclosures

Not Applicable

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock trades on the New York Stock Exchange ("NYSE") under the trading symbol SMA. As of March 1, 2013, there were approximately 285 registered holders of record of our common stock. The transfer agent and registrar for our common stock is Computershare Trust Company, N.A., 250 Royall Street, Canton, MA 02021, telephone (800) 962-4284.

In the two most recent fiscal years, we have not paid dividends on our common stock and do not expect to pay dividends for the foreseeable future. Instead, we anticipate that our earnings in the foreseeable future will be used in the operation and growth of our business. The payment of dividends by us to holders of our common stock is restricted by our Amended Credit Agreement. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

We currently do not have a share repurchase plan or program.

The information required by Item 5 with respect to securities authorized for issuance under Equity Compensation Plans is set forth in Part III, Item 12 of this Form 10-K.

Our common stock has been listed on the New York Stock Exchange since our initial public offering on December 9, 2004. The following table sets forth, for the period indicated, the highest and lowest sale price for our common stock by quarter for 2012 and 2011, as reported by the New York Stock Exchange:

	2012		2011	
	High	**Low**	**High**	**Low**
Fourth Quarter	$10.64	$8.12	$ 9.49	$6.91
Third Quarter	$10.11	$7.49	$10.09	$7.08
Second Quarter	$ 8.79	$6.65	$10.29	$8.20
First Quarter	$ 8.38	$6.41	$10.02	$8.16

The closing sale price for our common stock on March 1, 2013 was $10.50.

Total Return Graph (Unaudited)

The following graph compares the cumulative total return on the Corporation's common stock during the last five fiscal years with the S&P 500 Stock Index, the S&P Health Care Index and the RDG SmallCap Medical Devices Index during the same period. The graph shows the value, at the end of each of the last five fiscal years, of $100 invested Symmetry Medical Inc. stock or the indices on December 31, 2007 and assumes the reinvestment of all dividends. No dividends have been declared or paid on the Corporation's common stock. The graph depicts the change in the value of common stock relative to the indices at the end of each fiscal year and not for any interim period. Returns over the indicated period should not be considered indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Symmetry Medical, Inc., the S&P 500 Index, the S&P Health Care Index, and the RDG SmallCap Medical Devices Index


$140
$120
$100
$80
$60
$40
$20
$0
12/07
12/08
12/09
12/10
12/11
12/12
Symmetry Medical, Inc.
S&P 500
S&P Health Care
RDG SmallCap Medical Devices

* $100 invested on 12/31/07 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

Unregistered Sales of Equity Securities and Use of Proceeds

The following information is provided pursuant to Item 703 of Regulation S-K:

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (0r Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
October 2012	1,227	$ 9.02	—	—
November 2012	5,684	$ 8.72	—	—
December 2012	13,758	$10.33	—	—

The shares repurchased represent shares of our common stock that employees elected to surrender to the Corporation to satisfy their tax withholding obligations upon the vesting of shares of restricted stock. We do not consider this a share buyback program.

Item 6. Selected Financial Data

The following selected consolidated financial data should be read in connection with our consolidated financial statements, the notes related thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations and has been derived from our consolidated financial statements.

	Fiscal Year Ended				
	2012	2011[2]	2010	2009	2008[1]
	(in thousands, except share data)				
Consolidated Statements of Operations Data:					
Revenue	$410,505	$359,046	$360,830	$365,943	$423,406
Cost of Revenue	301,449	287,897	281,132	278,926	323,048
Gross Profit	109,056	71,149	79,698	87,017	100,358
Research and development expenses	4,152	4,040	3,374	2,843	2,701
Sales and marketing expenses	26,380	17,455	17,931	14,744	17,441
General and administrative expenses	44,857	37,163	29,224	30,276	38,198
Impairment of intangible asset[3]	—	1,529	—	—	—
Facility closure and severance costs[4]	622	2,710	961	2,822	—
Operating Income	33,045	8,252	28,208	36,332	42,018
Interest expense, net	19,620	3,862	5,698	6,647	10,092
Loss on debt extinguishment[5]	—	—	828	—	—
Derivative valuation gain[6]	(242)	—	(1,328)	(1,173)	(2,460)
Other (income)/expense	(102)	400	1,111	428	2,874
Income before income taxes	13,769	3,990	21,899	30,430	31,512
Income tax expense	4,642	1,098	7,928	8,646	7,493
Net income	$ 9,127	$ 2,892	$ 13,971	$ 21,784	$ 24,019
Basic per share:					
Net income	$ 0.25	$ 0.08	$ 0.39	$ 0.61	$ 0.67
Diluted per share:					
Net income	$ 0.25	$ 0.08	$ 0.39	$ 0.61	$ 0.67
Weighted average common shares and equivalent shares outstanding:					
Basic	35,987	35,576	35,451	35,308	35,170
Diluted	36,418	36,021	35,810	35,530	35,357
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 9,815	$ 18,931	$ 15,067	$ 14,219	$ 10,191
Working capital	94,653	122,612	106,124	70,455	69,939
Total Assets	605,318	638,865	449,954	438,267	453,237
Long-term debt and capital lease obligations, less current portion	201,530	261,224	89,767	72,087	110,956
Total shareholders' equity	314,730	301,399	296,369	282,470	252,414
Other Financial Data:					
Depreciation and amortization	$ 25,245	$ 21,297	$ 21,129	$ 22,252	$ 21,463

(1) Fiscal 2008 includes the results of New Bedford since its acquisition on January 25, 2008.

(2) Fiscal 2011 includes the results of Olsen Medical since its date of acquisition on August 15, 2011. Codman surgical instrumentation was acquired on December 29, 2011 and had an immaterial impact on our consolidated statements of operations in fiscal 2011.

(3) In fiscal 2011, we recorded an intangible asset impairment charge of $1,529 related to the write off of the

Specialty Surgical Instruments ("SSI") tradename as the Corporation has elected to discontinue using the tradename in connection with the acquisition of Codman surgical instrumentation.

(4) In fiscal 2009 through 2012, we recorded facility closure and severance costs as a separate component of operating income related to our ongoing cost saving and consolidation efforts.

(5) During fiscal 2010, we refinanced substantially all of our debt arrangements that were to mature in June 2011, resulting in a loss on debt extinguishment of $828.

(6) Historically, we have had a significant amount of variable rate long-term indebtedness. We have managed our exposure to changes in interest rates by entering into interest rate swap agreements. We have also entered into foreign currency exchange forward contracts to mitigate fluctuations in foreign currency on the statement of operations. Each agreement is evaluated on its ability to qualify for hedge accounting treatment. Changes in fair market value of agreements that do not qualify as a hedge are recorded each period in earnings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Introduction

Healthcare is a $3 trillion global industry which is expected to continue to grow as the population ages, standards of care in developing nations evolve, and advances in medical care are achieved. Representing one of the largest percentages of GDP, cost containment in healthcare is becoming an increasingly critical issue in both government funded and privately insured populations. Nonetheless, there is an expectation of continued improvements in the standard of care and prevention. The global medical device market is estimated to be over $300 billion, with annual growth anticipated in the low to mid-single digits. We compete primarily in two segments of the medical device market — orthopedic products and general surgical instruments.

Symmetry Medical OEM Solutions

In 2011, we estimate revenues generated by sales of orthopedic products worldwide exceeded $43.1 billion (14.4% of the global medical device market), an increase of 5% over 2010 global revenues. Of the $43.1 billion, 80% of those revenues come from the ten largest orthopedic companies in the world. Reconstructive products (implants used to replace knees, hips, shoulders, and other joints) represent the largest segment of OEM sales at 32% followed by Spine and Trauma (products which repair bone fractures) at 17% and 13%, respectively. The market is global in nature with growth in the U.S. estimated to be in the low single digits in 2012 and growth outside of the U.S. ("OUS") to be slightly more positive. Long term procedural growth rates in orthopedics are estimated to be four to seven percent (with spinal growth slightly faster and trauma slightly slower); however, pricing pressure on OEM companies offset by mix and product introductions may result in a more variable revenue projection.

In 2011, global sales of reconstructive joint replacement products (hips, knees, shoulders, elbows, wrists, digits) were nearly $14 billion, showing slight growth over the previous year, most notably from the hip and extremities markets. Knees comprised the largest sub-segment of the joint replacement market followed by hips. Geographically, sales in the U.S. once again accounted for slightly more than 60% of global joint replacement revenue. In 2011, sales of products (excluding biologics) used in spinal procedures (including fusion, discectomy, disc replacement, vertebroplasty/kyphoplasty, and fracture repair) are estimated to have grown by 1% over prior year to $7.4 billion. The eight largest OEM global spine companies controlled 85% of the worldwide spine market in 2011. It is believed that 2012 procedural growth rates were slowed as a result of macro-economic issues (government funding and GDP growth) as well as unemployment/risk of unemployment and access to insurance. Nonetheless, we expect continued low to mid-single digit growth in the orthopedic device market to be driven by a number of trends including:

- growing elderly population;
- aging, affluent and active "baby boomers" placing additional "wear and tear" on their joints;
- obesity trends significantly increasing risk of osteoarthritis and subsequent joint replacements;
- improving technologies that expand the market, including minimally invasive surgery;

- successful clinical outcomes increasing patient confidence;
- increasing patient awareness through orthopedic device companies' direct marketing programs;
- increasing volume of procedures to replace older implants (or revision procedures); and
- developing international markets.

The contract manufacturing industry, in which our OEM Solutions business competes, serves the orthopedic OEM companies by providing engineering, manufacturing, and distribution services in the areas of implants, surgical instruments (used to implant the prosthesis), and cases (used to carry and sterilize instruments/implants). Because of the lack of availability of data regarding OEM self-manufacturing and the number of privately held competitors, internal estimates for the size of the contract manufacturing industry range from $1.5 billion to $2.8 billion in 2011. We expect that this will grow at a rate faster than procedural growth and consolidate among fewer larger competitors as a result of:

- OEM customers are forced to make choices of where to apply limited resources in product development and manufacturing resulting in a greater use of contract manufacturers;
- new OEM entrants capitalizing on the expertise and scale afforded by contract manufacturers;
- OEM customers selecting technologies which are considered core competencies and choosing to outsource others;
- medical device OEMs are under pressure to comply with increased regulation by the FDA of firms who manufacture, repackage, relabel, and/or import medical devices sold in the U.S.;
- OEM customers continue to consolidate their supplier base in an effort to streamline their supply chain and concentrate relationships with more sophisticated suppliers; and
- significant switching cost to change suppliers/contract manufacturers given complexity of products as well as long-standing relationships.

Our OEM Solutions business competes in the contract manufacturing industry serving the Orthopedic OEM marketplace and to a lesser degree adjacent medical device segments (including arthroscopy, dental, laparoscopy, osteobilogic, and endoscopy segments predominantly through our cases and trays product lines). We also offer services to specialized non-healthcare markets such as aerospace where our precision machining capacity can bring value. We manufacture most of the products we sell and have manufacturing locations worldwide to service our global customer base. We believe that our comprehensive product and services offering, our quality and regulatory expertise, our global resources and our size as the largest provider in the orthopedic industry and range of capabilities provide us a competitive advantage. We leverage these competitive advantages to accelerate our customers' time to market as they develop and launch new products. This relationship typically leads to an ongoing supply of products to our customers during the life of the product. Our primary products in the OEM Solutions segment include:

- implants, including forged, cast and machined products for the global orthopedic device market;
- instruments used in the placement and removal of orthopedic implants and in other surgical procedures;
- cases, including plastic, metal and hybrid cases used to organize, secure and transport medical devices for orthopedic, endoscopy, dental and other surgical procedures; and
- other specialized products for the aerospace market.

We believe that our OEM Solutions segment has created a distinct competitive position in the orthopedic device market based upon our Total Solutions® approach. Our Total Solutions® approach provides our customers with a broad range of products, as well as comprehensive design, engineering and project management services and state of the art production capabilities to help bring their implant systems to market quickly and efficiently. While definitive market share data is not available, we estimate that our OEM Solutions business holds approximately 20% overall market share.

In our OEM Solutions business, our core strategy is built around our business model which leverages our global resources to expand our leadership position within the orthopedic sector and to diversify our revenue base to related medical markets as an OEM supplier. Specific to our orthopedic customers, we believe that we have well-established relationships which provide us access to decision makers in product development, sales & marketing, engineering, and procurement. In addition to attempting to gain a greater share of new opportunities from these customers, we believe that trends among our OEM customers to consolidate their supply chains will continue to create opportunities for growth faster than market. The larger OEMs are increasingly focused on improving their supply chains by outsourcing more of their products among a consolidated group of strategic suppliers who are expected to provide a wider range of services. These actions are intended to result in an increased level of attention among their suppliers to quality and regulatory compliance, resulting in reduced overall costs for the OEM. The smaller OEMs are becoming more reliant on their suppliers to support the increased regulatory and quality requirements being placed on their systems, thus utilizing the strong offering of the OEM Solutions business. Additionally, we believe that growth opportunities exist to provide products that we have developed or modified specifically for our customers' particular product lines. The receptivity of customers to our innovations as well as opportunities for our OEM Solutions business to grow market share are built upon a foundation of meeting our customers' basic expectations for product and process quality as well as customer service in the form of responsive lead-times and on time delivery of expected purchase orders.

We have initiated several additional long term programs which we believe will help to reduce costs and lead to improvements in gross margin and a further solidify of our status of having what we believe is a best in class quality system. These include the Symmetry Business System (SBS), Predictive and Outcome Metrics, Win SPC for statistical quality control, ETQ for quality management, and Epicor-9 for a comprehensive ERP infrastructure. Beginning in 2011 the following critical activities have been conducted: the first stage of the SBS deployed with the implementation of GEMBA walks at all facilities and the completion of the SBS roadmap, the identification and daily measurement of critical outcome metrics and select predictive indicators company wide, installation of Win SPC stations throughout Symmetry plants, the completion of a deployment plan and roadmap for ETQ, and the implementation of Epicor-9 at eight manufacturing sites (with all the US instrument plants being in a single instance). While substantial progress was made during these first two years, these programs are expected to roll out over multiple years and their benefits continue to be realized. We believe that these actions will enable us to continue to remove incremental legacy costs and improve gross margin through a reduction of scrap, increased machine and labor efficiency, better information flow reducing inventory, and reduction in back office administration. While we will always strive to improve our performance and set the benchmark in our industry, we are pleased at the significant progress we have made in 2011 and 2012 and the confirmatory feedback we have received from our customers. We believe we are well positioned to pursue market share opportunities (as customers increase outsourcing and rationalize their supplier base) as well as new programs with existing customers and new customers.

Demand for our OEM Solutions products weakened throughout 2011 and remained soft in 2012. While the previously described performance issues contributed to order weakness, market factors had an additional impact. Specific to our implant product line, the weakness in overall procedural demand (specifically knees and hips), the concentration of our sales to select customers and their resulting market share changes, reductions in inventories by OEM customers, customer forecast reductions leading to additional inventory reductions, and customer in-sourcing to keep their factories at desirable output levels all contributed to the overall weakness we experienced in implant volume.

Our instrument and cases business suffered weakness throughout the past two years as a result of OEM customers dramatically reducing their capital spending on instrumentation in the latter half of 2011 in the face of declining procedural volumes and financial result/cash flow objectives. This was further compounded by some customers' efforts to in-source selected manufacturing activities. While we did not see an immediate rebound in capital spending or procedural growth in 2012, we believe that the prognosis for long term growth remains as customers make capital investments to drive market share gains and launch new products.

To leverage our position for the expected long term rebound in orthopedic procedures and new product launches, as well as the opportunities created by the rationalization of suppliers by OEM customers, we are focused on engaging in more active and positive discussions with our customers to satisfy a greater portion of their product and service needs. While these strategic changes do not happen overnight, we continue to believe that we are in a favorable position to continue as a supplier of choice for our major customers and increase the volume of work they provide. We believe our global capacity and competitive strengths will continue to benefit us as the order volume and large project launches continue, particularly within the dynamic and aging US population. We continue to focus on improved performance and are confident that further improvements can be achieved. We are reviewing all aspects of our operations to achieve these further improvements and believe the following actions will help position us for sustainable long-term profitable growth:

- *Continuous Improvement* — We are focused on improving competitiveness by becoming more efficient while strengthening our operating processes and internal controls. Our new leadership team is working together to increase efficiency across all functions. We are focused on improving our manufacturing processes through the use of lean principles and techniques in the Symmetry Business System.
- *Diversification* — Within the orthopedic sector we will continue to expand our product portfolio and build upon the strength of our presence in the large reconstructive joint market. Orthopedic sector diversification will include: spine, trauma, extremities and small joints. Diversification outside of the orthopedic market could include areas where we know the customer, know the regulatory standards that govern products and processes, and know (or can manage acquired capabilities) the manufacturing processes.
- *Low Cost Country Manufacturing* — We will continue to take advantage of the low cost country capabilities we have created in Malaysia to support cost reduction opportunities in partnership with our customers.
- *Capitalize On New Capabilities* — With the 2011 acquisitions of the Codman surgical instrument portfolio and the line of electrosurgical products from Olsen Medical, we can expand the type of products we can offer our OEM customers. Additionally, Codman included an instrument procurement and quality center located in Tuttlingen, Germany which can be used to offer purchase for resale services to OEM customers who would prefer to not do business with the less than 50 small manufacturers in this important manufacturing center.
- *Partnership* — We will continue to develop and grow our customer relationships to include more strategic and longer term partnerships.
- *Intellectual Property* — We plan to continue to expand and develop our intellectual property portfolio, with a focus on both process and product patents. The development of proprietary Symmetry products which we can customize for multiple OEM customers creates an opportunity to drive increased revenue as well as improved gross margins. In 2012 we filed for 13 patents.
- *Organizational Development* — We continue to build an organization structure that is capable of delivering upon our strategic objectives of OEM supplier leadership, diversification, innovation and support business development.
- *Engaged Employees* — We frequently communicate with our employees to assure they have the right tools to do their jobs, are being developed properly and to further discover ways to make their employment more satisfying and fulfilling. We believe that through engaged employees we build satisfied customers.

In our OEM Solutions business, we completed five acquisitions during 2006 to 2008 for an aggregate purchase price of $119,307 which focused on enhancing our product offerings and business model. We have not completed any acquisitions since 2008 focused on our OEM Solutions business, but we do believe that the 2011 acquisitions of Olsen Medical and Codman's line of surgical instruments (for a total of $176,687) will provide a tangential benefit for OEM Solutions as described above. Our acquisitions have afforded us the opportunity to offer a comprehensive line of implants, surgical instruments and cases for orthopedic device manufacturers on a global basis, instruments and cases into other medical markets and specialized parts into the aerospace industry. Growth through acquisition is a significant part of our business strategy. We will continue to seek out acquisitions that bring us capabilities to pursue opportunities as an OEM solutions provider in adjacent medical device categories or to further strengthen our implant services offerings.

Symmetry Surgical

The reusable general surgical instruments market includes products common to operating rooms that enable clinicians to expose, grasp, cut, and clamp during surgery. The products are common to a wide range of surgical procedures including general surgery, neurosurgery, spine, arthroscopy, cardio vascular/thoracic, OB/Gyn, ENT, and ophthalmic. Products include table-mounted retractors, holders, scissors, clamps, forceps, dissectors, hemostats, speculums, vascular scissors, vascular forceps, needle holders, clamps, rib retractors, curettes, dissectors/elevators, nerve hooks, duralhooks, retractors, rongeurs, bone-cutting forceps, osteotomes, chisels, gouges, hand-held retractors, self-retaining retractors, spreaders, storage containers, and general disposables including suction tubes, skin markers, vein strippers, disposable towel clips, and lubricants.

Products are sold primarily to the tertiary hospital operating room environment, although increasingly growth is coming from a migration of site of care to ambulatory surgery centers and physician offices for select procedures. Management estimates that there are four large players in the global market with the balance being in hundreds of regional or specialty smaller companies. We expect that market growth will be driven by the following factors:

- Macro economics and demographics driving overall hospital procedural growth;
- Capital investment in new hospital and/or new operating room construction, especially in developing countries;
- Customer cost pressures increasing the use of reusable surgical instruments versus disposable; and
- Innovations that result in a reduction of labor required during surgery, decreased operating room times, or other reductions in cost to serve.

Symmetry Surgical (previously known as hospital direct business or SSI) competes in the reusable general surgical instruments segment of the medical device industry. Historically we have been a small competitor through our Specialty Surgical Instrumentation (SSI) subsidiary (a 2007 acquisition) with nearly all sales in the U.S. and a concentration in the southern half of the country. We offered a range of general instrumentation, cases, and other general disposables manufactured by plants within Symmetry's OEM Solutions plants as well as procured from smaller contract manufacturers and other smaller OEMs. We believe that our well established customer relationships — based on total value, responsiveness, and training — with Group Purchasing Organizations as well as hospital materials management, operating room directors, and clinicians has enabled us to grow faster than market since we acquired SSI. In 2011 we sold in the U.S. through a combination of direct sales representatives and authorized distributors in specific geographies. With an insignificant amount of overall market share (and virtually no sales outside the U.S.), we have been a competitive force outside of the growing number of specific territories where our value proposition has been appreciated by customers.

During 2012, Symmetry Surgical underwent significant change. We completed the integration of the Codman surgical instruments acquisition and Olsen Medical. This included the establishment of a new global distribution center at our Nashville, TN headquarters, the implementation of a new ERP system for order to cash and supply chain processing for the acquired Codman surgical instrument products, the establishment of a global distributor network, and the initiation of cross training our direct selling force in the United States. Additionally, we launched seven new products. We also established the Symmetry Surgical brand and presence at critical industry associations including the AORN and ACS. After acquiring SSI in 2007 we did not execute any additional Symmetrical Surgical acquisitions until August 15, 2011, when we acquired Olsen Medical, a privately-held, world leader in the design, development and manufacturing of electrosurgical instruments and accessories for $11,000 in cash. Olsen Medical manufactures a full line of single-use and reusable bipolar and monopolar forceps, cords, electrosurgical pens/pencils, electrodes, and accessories. Olsen Medical's products were primarily sold through distributors in the U.S. and internationally, including SSI. With the Olsen Medical acquisition we gained an instrument finishing and packaging operation in Louisville, KY as well as a sourcing supply chain into Asia. On December 29, 2011 the Corporation acquired the surgical instruments product portfolio from Codman & Shurtleff, Inc., a Johnson & Johnson Company, for $165,687 in cash. This transaction included U.S. based personnel in sales, marketing, and R&D as well as inventory, intellectual property, trademarks, regulatory approvals, and an instrument procurement center and personnel located in Tuttlingen, Germany. As part of the transaction, Codman & Shurtleff, Inc. also provided Symmetry Surgical with transition services for a period of time, including U.S. distribution, global quality and regulatory, and distribution through Codman affiliates outside the U.S. This acquisition provided several strategic benefits for our overall business, including increased revenue diversification, enhanced gross margin, a strategic instruments procurement capability in Tuttlingen, Germany, a strengthened intellectual property portfolio, and innovation driven by access to broader hospital market intelligence in additional surgical specialties. Specific to Symmetry Surgical, our resulting offering is one of the broadest and most respected product portfolios in the market for general surgical instruments. This positions us well to continue growing our U.S. market share in the hospital direct business, as well as building on the strong international presence in 100+ countries.

While we will continue to evaluate acquisition candidates for Symmetry Surgical, we are conscious not to enter into product categories which could be considered competitive to our core OEM Solutions customers. While growth through acquisition will continue to be a part of our business strategy, we will focus our resources on execution of these acquisitions, innovation of new products, and market share gains to drive growth domestically and abroad.

During fiscal 2012, the combination of our two reportable segments sold products to approximately 5,150 customers. Our largest customer accounted for approximately 32.4% of our revenue in fiscal 2012 and 31.6% in fiscal 2011. Our five largest customers collectively accounted for approximately 53.0% and 60.5% of our revenue in fiscal 2012 and fiscal 2011, respectively. Within each of our largest customers, we typically serve several product teams and facilities, which reduces our reliance on any single purchasing decision. Approximately 73.7%, 5.4%, 7.4% and 13.5% of our revenue in fiscal 2012 and approximately 72.8%, 6.3%, 8.2% and 12.7% of our revenue in fiscal 2011 was from sales to the U.S., Ireland, United Kingdom, and other foreign countries, respectively.

Our revenue from the sale of instruments, implants, cases and other products through our OEM Solutions segment represented 73.9% of our total revenue with each product category representing 38.0%, 33.6%, 19.3% and 9.1%, respectively, of our OEM Solutions revenue in fiscal 2012, compared with 36.1%, 32.3%, 23.7% and 7.9%, respectively, of our OEM Solutions revenue in fiscal 2011. Revenue from Symmetry Surgical represented 26.1% of our revenue in fiscal 2012 as compared to 11% in fiscal 2011.

Results of Operations

The following table summarizes our consolidated results of operations for each of the past three years. Our historical results are not necessarily indicative of the operating results that may be expected in the future.

	Fiscal Year					
	2012		2011		2010	
	(in thousands)					
	Dollars	% of Revenue	Dollars	% of Revenue	Dollars	% of Revenue
Statement of Operations Data:						
Revenue	$410,505	100.0%	$359,046	100.0%	$360,830	100.0%
Cost of Revenue	301,449	73.4%	287,897	80.2%	281,132	77.9%
Gross Profit	109,056	26.6%	71,149	19.8%	79,698	22.1%
Research and development expenses	4,152	1.0%	4,040	1.1%	3,374	0.9%
Sales and marketing expenses	26,380	6.4%	17,455	4.9%	17,931	5.0%
General and administrative expenses	44,857	10.9%	37,163	10.4%	29,224	8.1%
Impairment of intangible asset	—	0.0%	1,529	0.4%	—	0.0%
Facility closure and severance costs	622	0.2%	2,710	0.8%	961	0.3%
Operating Income	33,045	8.0%	8,252	2.3%	28,208	7.8%
Other (income)/expense:						
Interest expense	19,620	4.8%	3,862	1.1%	5,698	1.6%
Loss on debt extinguishment	—	0.0%	—	0.0%	828	0.2%
Derivatives valuation gain	(242)	(0.1%)	—	0.0%	(1,328)	(0.4%)
Other	(102)	0.0%	400	0.1%	1,111	0.3%
Income before income taxes	13,769	3.4%	3,990	1.1%	21,899	6.1%
Income tax expense	4,642	1.1%	1,098	0.3%	7,928	2.2%
Net income	$ 9,127	2.2%	$ 2,892	0.8%	$ 13,971	3.9%

Fiscal Year 2012 Compared to Fiscal Year 2011

Revenue. Revenue for fiscal 2012 increased $51,459 or 14.3% to $410,505 from $359,046 in fiscal 2011. Revenue for each of our segments and principal product categories in these periods was as follows:

	Fiscal Year Ended			
Sales by product	2012	2011	Dollar Change	Percent Change
OEM Solutions Revenue				
Instrument	$115,154	$115,271	$ (117)	-0.1%
Implant	101,957	103,328	(1,371)	-1.3%
Cases	58,545	75,847	(17,302)	-22.8%
Other	27,609	25,101	2,508	10.0%
Total OEM Solutions Revenue	303,265	319,547	(16,282)	-5.1%
Total Symmetry Surgical Revenue	107,240	39,499	67,741	171.5%
Total Revenue	$410,505	$359,046	51,459	14.3%

The $16,282 decrease in OEM Solutions revenue resulted from decreased customer demand within our instruments, implants and cases product lines, in addition to unfavorable foreign currency exchange rate fluctuations which had an impact of $3,674. These reductions were partially offset by increased customer demand within our Other product line. Overall, we experienced reduced revenues of 5.3% from our five largest OEM customers which drove the decrease in revenue. OEM Solutions Instrument revenue remained consistent with 2011; however, revenues from our five largest OEM customers decreased 1.5% related to fewer and smaller customer launches, as well as unfavorable foreign currency fluctuation of $374. These reductions were offset by increased demand from other customers. OEM Solutions Implant revenue decreased $1,371 driven by unfavorable foreign currency exchange rate fluctuations of $1,585 and decreased revenue from our five largest OEM customers of $1,113 offset by increased demand from other customers. Case revenue decreased $17,302 due primarily to lower revenue from our five largest OEM customers of $10,833 associated with fewer and smaller customer launches. Additionally, the decrease was driven by $5,010 lower customer demand in other medical industries and unfavorable foreign currency exchange rate fluctuations of $1,459. Increase in our OEM Solution Other product revenue was driven by increased customer demand for aerospace products, which was partially offset by unfavorable foreign currency exchange rate fluctuations of $256.

The $67,741 increase in Symmetry Surgical revenue in fiscal 2012 as compared to 2011 was primarily the result of the acquisition of Codman surgical instruments in December 2011 and Olsen Medical in August 2011, which added $59,758 of revenue in 2012 compared to the same period 2011. Excluding the contributions of the acquired businesses and the impact of a large, one-time end of year stocking order of $2,926, revenue increased $5,057 due to broader product offerings and additional direct sales representation as compared to the prior year period.

Gross Profit. Gross profit for fiscal 2012 increased $37,907, or 53.3%, to $109,056 from $71,149 in fiscal 2011. Gross margin as a percent of revenue increased 6.8% to 26.6% for 2012 from 19.8% for the comparable 2011 period.

	Year Ended December 29, 2012	
	Dollars	As a % of Revenue
2011 period reported gross profit	$ 71,149	19.8%
Change in organic sales	(917)	0.0%
Impact of acquisitions	37,769	6.3%
Foreign currency impact	(697)	0.0%
Manufacturing costs and other	1,752	0.5%
2012 period reported gross profit	$109,056	26.6%

Our gross profit was favorably impacted by $37,769 due to the acquisitions of Olsen Medical and Codman surgical instruments within our Symmetry Surgical segment. Olsen Medical was acquired during third quarter 2011 and therefore contributed slightly to gross profit in the prior year period. The Codman surgical instruments business was acquired December 29, 2011, therefore did not contribute to gross profit in the prior year period. Excluding the impact of newly acquired businesses and the change in foreign exchange rates, organic revenue declined by $4,625 which adversely impacted gross profit by approximately $917. Offsetting these reductions were improved manufacturing efficiencies driven by lower scrap and consumables as well as improvements resulting from the implementation of the Symmetry Business System.

Research and Development Expenses. For fiscal 2012, research and development expenses remained relatively flat to the comparable period in 2011.

Sales and Marketing Expenses. For fiscal 2012, sales and marketing expenses increased $8,925 or 51.1%, to $26,380 from $17,455 in the comparable period in 2011. Significant items which impacted sales and marketing expenses included:

	Year Ended December 29, 2012	
	Dollars	As a % of Revenue
2011 period reported Sales and Marketing expenses	$17,455	4.9%
Impact of acquisitions	10,578	
Foreign currency impact	(103)	
Other	(1,550)	
2012 period reported Sales and Marketing expenses	$26,380	6.4%

The impact of acquisitions reflects higher costs from the acquisitions of Olsen Medical and Codman surgical instruments business, primarily related to employee compensation in our Symmetry Surgical segment.

General and Administrative Expenses. For fiscal 2012, general and administrative expenses increased $7,694 or 20.7%, to $44,857 from $37,163 in the comparable period in 2011. Significant items which impacted general and administrative expenses included:

	Year Ended December 29, 2012	
	Dollars	As a % of Revenue
2011 period reported General &Administrative expenses	$37,163	10.4%
Impact due to acquired businesses	4,009	
Change in amortization of intangible assets	5,156	
Management transition expenses	(3,444)	
Change in stock compensation	3,038	
Foreign currency impact	(157)	
Other	(908)	
2012 period reported General & Administrative expenses	$44,857	10.9%

The impact due to acquired businesses reflects higher costs from the acquisitions of Olsen Medical and Codman primarily related to higher employee compensation in our Symmetry Surgical segment. Additionally, intangible assets were acquired with both Olsen Medical and Codman which resulted in an increase of amortization expense. Stock compensation increased during 2012 due to performance based restricted stock awarded in 2012. Management transition expenses, which primarily consist of stock and incentive compensation, of $3,676 were incurred in the 2011 period related to the appointment of our new CEO as compared with $232 incurred in 2012.

Facility Closure and Severance Costs. Results of operations for fiscal 2012 and 2011 include charges of $622 and $2,710, respectively, associated with employee cost reduction and efficiency actions. In fiscal 2012 and 2011, these charges were comprised entirely of severance costs. As of December 29, 2012 and December 31, 2011, severance accruals related to these cost reduction and efficiency actions totaled $177 and $605, respectively.

Operating Income (loss).

	OEM Solutions		Symmetry Surgical		Unallocated		Consolidated Total	
	Dollars	As a % of Revenue	Dollars	As a % of Revenue	Dollars	As a % of Revenue	Dollars	As a % of Revenue
2011 period reported operating income (loss)	23,183	7.1%	(775)	-1.9%	(14,156)	186.7%	8,252	2.3%
Impact of gross profit and SG&A	1,271	0.7%	19,196	19.0%	2,238	-70.7%	22,705	5.2%
Facility closure and severance	1,338	0.4%	(195)	-0.2%	945	-9.2%	2,088	0.5%
2012 period reported operating income (loss)	$25,792	8.2%	$18,226	16.9%	$(10,973)	106.8%	$33,045	8.0%

On a consolidated basis, operating income (loss) increased $24,793, or 300.4% during fiscal year 2012 as compared to fiscal 2011 due to an increase in Symmetry Surgical operating income of $19,001, an increase OEM Solutions operating income of $2,609 as well as a decline in Unallocated costs of $3,183. Symmetry Surgical operating income increased by $19,001 and was 16.9% of segment revenue in the 2012 period as compared to negative contribution in the prior year. The year over year increase was primarily due to the acquisitions of Olsen Medical and Codman as discussed previously offset by increased allocations of $1,205. OEM Solutions operating income improved by $2,609 and was 8.2% of segment revenue in the 2012 period as compared to 7.1% in the prior year period due to improvements in gross margin and the lower impact of facility closure and severance costs and the impact of increased allocations of $718. The decline in the

Unallocated operating loss is related primarily to the reduction in management transition expenses of $3,444 associated with the appointment of our new CEO in 2011 and the increase in costs allocated to the segments as noted above.

Other (Income) Expense. Interest expense for fiscal 2012 increased $15,758, or 408.0%, to $19,620 from $3,862 in fiscal 2011. This increase is attributable to the increase in debt of $176,687 related to acquisitions of Olsen Medical in August and Codman surgical instruments in December 2011, of which the Term Notes bear interest at 14%. Additionally, our applicable margin applied to variable rate debt increased by 150 basis points due to our increased leverage ratio associated with our 2011 acquisitions.

The derivatives valuation gain consists of foreign currency forward contracts entered into which are used to mitigate the effect of changes in the foreign exchange rates on net income. We recorded a gain of $242 in fiscal 2012, which is a result of fluctuation in the Euro versus the US Dollar.

Other income for the period ended December 29, 2012 and December 31, 2011 represents foreign currency exchange rate fluctuations on transactions denominated in foreign currencies.

Provision for Income Taxes. Our effective tax rate in fiscal year 2012 was 33.7% compared to 27.5% in fiscal 2011. This rate is lower than the U.S. Federal statutory rate primarily due to the favorable impact of foreign income taxes where the statutory tax rates are lower than the Federal statutory rate.

Fiscal Year 2011 Compared to Fiscal Year 2010

Revenue. Revenue for fiscal 2011 decreased $1,784 or 0.5% to $359,046 from $360,830 in fiscal 2010. Revenue for each of our segments and principal product categories in these periods was as follows:

Sales by product	Fiscal Year Ended 2011	2010	Dollar Change	Percent Change
OEM Solutions Revenue				
Instrument	$115,271	$117,601	$(2,330)	-2.0%
Implant	103,328	111,253	(7,925)	-7.1%
Cases	75,847	74,730	1,117	1.5%
Other	25,101	22,423	2,678	11.9%
Total OEM Solutions Revenue	319,547	326,007	(6,460)	-2.0%
Total Symmetry Surgical Revenue	39,499	34,823	4,676	13.4%
Total Revenue	$359,046	$360,830	(1,784)	-0.5%

The $6,460 decrease in OEM Solutions segment revenue resulted from a $10,485 reduction in overall customer demand, offset by favorable foreign currency exchange rate fluctuations of $4,025. OEM Solution Instrument revenue decreased $2,330 in fiscal 2011. Demand from our five largest OEM customers increased $1,910 or 2% related to the timing of project launches, but was offset by reductions from our other customers due to reduced capital spending, largely in conjunction with their continued reaction to lower procedure growth versus expectations earlier in 2011. Foreign currency exchange rate fluctuations had a $428 favorable impact on OEM Solution Instrument revenue. OEM Solution Implant revenue decreased $7,925 in fiscal 2011 primarily from our five largest OEM customers as they reacted to the overall sluggishness of orthopedic procedures and customer days of inventory reduction. This reduction was offset by favorable foreign currency exchange rate fluctuations of $1,651. OEM Solution Case revenues increased $1,117 in fiscal 2011 as compared to 2010 primarily as a result of favorable foreign currency exchange rate fluctuations of $1,208. OEM Solution Other product revenue increased $2,678, attributable to $1,940 increased aerospace customer requirements as their industry experienced higher volumes, and favorable foreign currency exchange rate fluctuations of $738.

The $4,676 increase in Symmetry Surgical revenue in fiscal 2011 as compared to 2010 was primarily the result of increased product sales of $2,572 as we continued to broaden our product offerings and increase our territory with additional direct sales representation. Revenue also grew from the acquisition of Olsen Medical on August 15, 2011which added $2,104 of revenue. The acquisition of the Codman surgical instruments business, completed on December 29, 2011, had no impact on revenue for 2011.

Gross Profit. Gross profit for fiscal 2011 decreased $8,549, or 10.7%, to $71,149 from $79,698 in fiscal 2010. Gross margin as a percentage of revenue decreased 2.3% to 19.8% in 2012 from 22.1% for the comparable 2011 period.

	Year Ended December 31, 2011	
	Dollars	**As a % of Revenue**
2010 period reported gross profit	$79,698	22.1%
Change in organic sales	(1,745)	0.0%
Impact of acquisitions	669	0.0%
Foreign currency impact	808	0.0%
Manufacturing costs and other	(8,281)	-2.3%
2011 period reported gross profit	$71,149	19.8%

Gross profit was unfavorably impacted by manufacturing inefficiencies to solidify our customer service levels, unexpected higher material and scrap costs as well as consumables and tooling expense. Gross profit as a percentage of revenue declined due to revenue decreasing by 2.0% compared to 2010 combined with an increase in costs of 1.4% compared to 2010 for reasons previously noted. Changes in foreign currency exchange rates positively affected our OEM Solutions total year 2011 gross profit by $808. Symmetry Surgical gross profit for fiscal 2011 positively impacted by increased sales volume, which was due in large part to the acquisition of Olsen; however, gross profit was also negatively impacted by the inclusion in cost of sales of $631 of inventory step up associated with the inventory acquired from Olsen Medical.

Research and Development Expenses. For fiscal 2011, research and development expenses increased $666, or 19.7%, to $4,040 from $3,374 in fiscal 2010. This increase was mainly attributable to increased headcount and investment spend.

Sales and Marketing Expenses. For fiscal 2011, sales and marketing expenses decreased $476 or 2.7%, to $17,455 from $17,931 in the comparable period in 2010. Significant items which impacted sales and marketing expenses included:

	Year Ended December 31, 2011	
	Dollars	**As a % of Revenue**
2010 period reported Sales and Marketing expenses	$17,931	5.0%
Impact of acquisitions	328	
Foreign currency impact	104	
Other	(908)	
2011 period reported Sales and Marketing expenses	$17,455	4.9%

The impact of acquisitions reflects higher costs from the acquisition of Olsen Medical, related primarily to employee compensation in our Symmetry Surgical segment. This increase was offset by decreases in OEM Solutions related to employee compensation and a reduction in bad debt expense.

General and Administrative Expenses. For fiscal 2011, general and administrative expenses increased $7,939 or 27.2%, to $37,163 from $29,224 in the comparable period in 2010. Significant items which impacted general and administrative expenses included:

	Year Ended December 31, 2011	
	Dollars	**As a % of Revenue**
2010 period reported General &Administrative expenses	$29,224	8.1%
Impact due to acquired businesses	495	
Management transition expenses	3,676	
Change in stock compensation	(169)	
Foreign currency impact	246	
Other	3,691	
2011 period reported General & Administrative expenses	$37,163	10.4%

The impact due to management transition expenses reflect higher costs from the January 2011 appointment of our new CEO and primarily consists of stock based compensation expense of $1,862, incentive compensation of $872 and costs related to the prior CEO of $730. We also incurred $2,155 of acquisition related costs associated with the Corporation's acquisition of the surgical instruments business of Codman & Shurtleff, Inc. in December 2011 and Olsen Medical in August 2011 as well as stock based compensation of $816.

Impairment of Intangible Assets. Results of operations for fiscal 2011 include a pre-tax impairment charge of $1,529 related to the write off of the SSI trade-name. In connection with the acquisition of the surgical instruments business of Codman in December 2011, the Corporation elected to discontinue using the SSI trade name. There was no similar charge in 2010.

Facility Closure and Severance Costs. Results of operations for fiscal 2011 and 2010 include pre-tax charges of $2,710 and $961, respectively, associated with employee cost reduction and efficiency actions, as well as the consolidation of our Auburn, Maine facility into other facilities that produce similar products in fiscal years 2009 and 2010. In fiscal 2011, these charges were comprised entirely of severance costs. In fiscal 2010, these costs were comprised of $628 of severance costs and an additional $333 of asset impairment and moving expenses. As of December 31, 2011 and January 1, 2011, severance accruals related to these cost reduction and efficiency actions totaled $605 and nil, respectively.

Operating Income (loss).

	OEM Solutions		Symmetry Surgical		Unallocated		Consolidated Total	
	Dollars	**As a % of Revenue**	**Dollars**	**As a % of Revenue**	**Dollars**	**As a % of Revenue**	**Dollars**	**As a % of Revenue**
2010 period reported operating income (loss)	34,134	10.2%	1,580	4.5%	(7,506)	102.5%	28,208	7.8%
Impact of gross profit and SG&A	(9,720)	-2.7%	(2,359)	-6.4%	(6,128)	77.3%	(18,207)	-5.0%
Facility closure and severance	(1,231)	-0.4%	4	0.0%	(522)	6.9%	(1,749)	-0.5%
2011 period reported operating income (loss)	$23,183	7.1%	$ (775)	-1.9%	$(14,156)	186.7%	$ 8,252	2.3%

On a consolidated basis, operating income (loss) decreased $19,956, or 70.7% during fiscal year 2011 as compared to fiscal 2010 due to a decrease in OEM Solutions operating income of $10,951, a decrease Symmetry Surgical operating income of $2,355 as well as an increase in Unallocated costs by $6,650. The increase in the Unallocated operating loss is related primarily to the increase in management transition expenses of $3,676 associated with the appointment of our new CEO in 2011 and acquisitions costs of $2,155 as previously discussed. OEM Solutions operating income decreased by $10,951 and was 7.1% of segment revenue in the 2011 period as compared to 10.2% in the prior year. The year over year decrease was primarily due to manufacturing inefficiencies to solidify our customer service levels, unexpected higher material and scrap costs as well as consumables and tooling expense as well as the increased facility closure and severance costs.

Other (Income) Expense. Interest expense for fiscal 2011 decreased $1,836, or 32.2%, to $3,862 from $5,698 in fiscal 2010. This reduction was driven by lower debt levels throughout fiscal 2011 as well as lower interest rates paid during 2011 as compared to 2010. During November 2010, we refinanced substantially all of our debt arrangements that were to mature in June 2011, which resulted in a loss on debt extinguishment of $828. In 2009, we entered into a forward swap contract to manage interest rate risk related to a portion of our current outstanding term loan indebtedness due in 2011. This swap contract was designated as a cash flow hedge of the future payment of variable rate interest with three-month LIBOR fixed at 1.34% per annum in 2009, 2010 and 2011. The net derivatives valuation gain for 2010 consists of a gain on interest rate swap valuation of $1,328 related to our interest rate swap that was not designated as a hedge. As part of our debt refinancing that occurred in November 2010, both these interest rate swaps were settled.

Provision for Income Taxes. Our effective tax rate in fiscal year 2011 was 27.5% compared to 36.2% in fiscal 2010. This rate is lower than the U.S. Federal statutory rate primarily due to the favorable impact of foreign income taxes as we benefited from an increase in income earned in foreign jurisdictions in 2011 where the statutory tax rates are lower than the Federal statutory rate.

Liquidity and Capital Resources

Liquidity

Our principal source of liquidity in fiscal 2012 was cash generated from operations. Principal uses of cash in fiscal 2012 included capital expenditures and debt service. We expect that our principal uses of cash in the future will be to finance working capital, to pay for capital expenditures, to service debt and to fund possible future acquisitions. In November 2010, we entered into a Credit Agreement that provided for a revolving credit facility which has total borrowing capacity of up to $200,000 and had an option to increase capacity, with the approval of the lenders, by $100,000. In December 2011, we amended our Credit Agreement which replaced the option to increase capacity by $100,000 with a new $50,000 bank term loan and an additional option to borrow $50,000 in the form of an increase to the revolving line of credit or additional bank term loans, subject to lender approval. In December 2011 we also issued $65,000 of senior subordinated term notes.

We believe our cash resources will permit us to stay committed to our strategic plan of increasing our share in the orthopedic market and expanding into other medical device segments. The following table summarizes our primary sources and uses of cash in the periods presented:

	Fiscal Year Ended		
	2012	**2011**	**2010**
Net Cash Flow provided by (used in):			
Operating activities	$ 62,690	$ 20,961	$ 17,906
Investing activities	(10,343)	(190,174)	(13,967)
Financing activities	(61,705)	173,269	(2,485)
Effect of exchange rate changes on cash and cash equivalents	242	(192)	(606)
Net increase (decrease) in cash and cash equivalents	$ (9,116)	$ 3,864	$ 848

Operating Activities. We generated cash from operations of $62,690 in fiscal 2012 compared to $20,961 in fiscal 2011, an increase of $41,729. The increase in cash from operations is the result of a reduction in cash used for working capital requirements of $26,736 compared to 2011 as well as an increase in net income of $6,235. Aggregate adjustments for non-cash items positively impacted operating cash flows by $8,758, primarily due to an increase in the amortization of intangible assets, debt issuance costs and interest paid-in-kind, as well as deferred income taxes provided a benefit of $989 in 2012 compared to a cash use of $1,852 in 2011. Similarly, foreign currency transactions created a gain of $112 in 2012 compared to a loss of $1,245 in 2011. During 2011, stock based compensation increased $2,475 from 2010 and we experienced an impairment charge on an intangible asset of $1,529 in 2011, which were partially offset by the absence of the loss on debt extinguishment that occurred in 2010.

Investing Activities. Net cash used in investing activities was $10,343 for fiscal 2012 compared to $190,174 in fiscal 2011. Investing activities in fiscal 2011 consisted of $13,666 for capital expenditures and $176,687 related to the acquisitions of the Codman instrumentation business and Olsen Medical.

Financing Activities. Financing activities used $61,705 of cash during fiscal 2012 compared to cash generated of $173,269 in 2011, due primarily to payments on our Bank Revolver, short term borrowings and bank term loans and capital lease obligations. During 2011, financial activities included $176,687 of borrowings used to finance the Codman instrumentation business and Olsen Medical acquisitions as well as $5,582 of debt issuance costs paid. These acquisition and debt issuance costs were financed through the use of debt, including additional borrowings on our revolving line of credit, the addition of $50,000 in a bank term loan, and the issuance of $65,000 of senior subordinated term notes

Capital Expenditures. Capital expenditures totaled $10,757 in fiscal 2012, compared to $13,666 in fiscal 2011. Fiscal 2012 capital spending was on manufacturing equipment for increased automation and replacement of existing equipment, as well as software costs associated with our Symmetry Surgical Epicor multi-plant system implementation. Fiscal 2011 capital spending focused on manufacturing equipment for additional capacity, new capabilities and productivity efficiencies. We expect capital expenditures for fiscal 2013 to approximate $12,000. These expenditures are expected to be funded from our cash flows from operating activities.

Debt and Credit Facilities

On November 3, 2010, we refinanced our bank revolving line of credit and term loans, which were scheduled to mature in June 2011, with a revolving credit agreement (Credit Agreement) which is senior and secured with a total capacity of up to $200,000.

On December 11, 2011, we amended our Credit Agreement (Amended Credit Agreement) to add a $50,000 bank term loan (Bank Term Loan) and an option to borrow an additional $50,000 in the form of an increase to the revolving line of credit or additional bank term loans, subject to lender approval. Thus, the Credit Agreement currently provides for a $200,000 revolving line of credit (Bank Revolver) and $50,000 of a Bank Term Loan.

Borrowings under the Amended Credit Agreement bear interest at a floating rate, which is either a base rate, or at our option, a London Interbank Offered Rate ("LIBOR") rate, plus an applicable margin. In addition, we are obligated to pay commitment fees, ranging from 0.25% to 0.55% based on the leverage ratio, on the available revolving credit facility. As of December 29, 2012, an aggregate of $145,222 was outstanding under this facility at a weighted average interest rate of 4.65%. We had one outstanding letter of credit as of December 29, 2012 in the amount of $100. The Bank Revolver requires no scheduled payments of principal until maturity in November 2015. The Bank Term Loan has quarterly scheduled principal payments of $2,778 which began September 2012 and extend through maturity in December 2016.

Our Amended Credit Agreement contains various financial covenants, including covenants requiring a maximum ratio of total debt to EBITDA (as defined in the Amended Credit Agreement) and minimum fixed charges ratio of EBITDA and a $30,000 letter of credit sublimit. The Amended Credit Agreement also contains covenants restricting certain corporate actions, including asset dispositions, acquisitions, payment of dividends and certain other restricted payments, changes of control, incurring indebtedness, incurring liens, making loans and investments and transactions with affiliates. The Amended Credit Agreement is secured by substantially all of our U.S. subsidiary assets and also contains customary events of default. We were in compliance with all of our covenants as of December 29, 2012.

On December 29, 2011, we issued $65,000 of senior subordinated term notes (Term Notes) that mature on December 29, 2017. Amounts outstanding under the Term Notes bear interest at an annual rate of 14%. Interest is payable in cash, provided that we may elect to pay up to 2% of the interest rate in kind by adding that amount to the outstanding principal balance with compounding interest to accrue. We may elect to repay the outstanding principal amount at any time, provided that, (i) with respect to any prepayment made on or prior to December 29, 2013, Symmetry pays a Make-Whole Premium (as defined in the agreement), (ii) with respect to any prepayment made after December 29, 2013 but on or prior to December 29, 2014, Symmetry pays a prepayment premium of 4% of the amount prepaid, and (iii) with respect to any prepayment made after December 29, 2014 but on or prior to December 29, 2015, Symmetry pays a prepayment premium of 2% of the amount prepaid. Symmetry is also required to prepay amounts outstanding under the agreement using the Net Cash Proceeds (as defined in the Term Notes agreement) of certain asset sales and issuances of debt or equity made by Symmetry during the term of the Term Notes, in each case to the extent such Net Cash Proceeds are not used to repay Symmetry's senior indebtedness. We are also required to make an offer (a "Change in Control Offer") to prepay all of the amounts outstanding under the Term Notes at a price in cash equal to 101% of the outstanding principal amount thereunder in the event of a Change of Control (as defined in the Term Notes agreement). Each lender under the agreement may decline Symmetry's Change in Control offer or elect to accept the Change in Control Offer in whole or in part. All principal and accrued interest under the Term Notes must be repaid on December 29, 2017.

The Term Notes include contain various financial covenants, including covenants requiring a maximum ratio of total debt to EBITDA (as defined in the Term Notes Agreement) and minimum fixed charges ratio of EBITDA. The Term Notes also contains covenants restricting certain corporate actions, including asset dispositions, acquisitions, payment of dividends and certain other restricted payments, changes of control, incurring indebtedness, incurring liens, making loans and investments and transactions with affiliates. The agreement includes customary events of default, including but not limited to, failure to pay any principal, interest, fees or other amounts when due, default under any covenant or any agreement in any loan document (subject to cure periods in some cases), cross-default with other debt agreements and certain bankruptcy and insolvency events. While not secured by the Corporation's assets, repayment of amounts outstanding under the Term Notes is guaranteed by all of Symmetry's U.S. subsidiaries.

As of December 29, 2012, the most restrictive debt covenants per the Corporation's lending arrangements and the Corporation's required and actual ratios were as follows:

	Required	Actual
Consolidated EBITDA to Fixed Charges	1.15 to 1.00	1.87 to 1.00
Consolidated Total Funded Indebtedness to Consolidated EBITDA	4.00 to 1.00	3.25 to 1.00

We intend to closely monitor our compliance with all of our debt covenants. We intend to closely monitor our revenues, cost of revenues and selling, general and administrative expenses to manage our ability to meet our debt covenant requirements. If we are unable to maintain compliance under our debt covenants, we could ultimately go into default under the terms of our various debt agreements.

As of December 29, 2012, we had an aggregate of $213,133 of outstanding indebtedness, which consisted of $98,000 of borrowings under our revolving line of credit; $47,222 of a Bank Term Loan; $66,002 of Term Notes and $1,909 of capital lease obligations.

Historically, we have had a significant amount of variable rate long-term indebtedness and managed our exposure to changes in interest rates by entering into interest rate swap agreements. As further discussed in "Quantitative and Qualitative Disclosures about Market Risks — Interest Rate Risk," we had an existing agreement that did not qualify for hedge accounting under the applicable accounting guidelines and an agreement from 2009 that did qualify for hedge accounting. We recorded a non-qualifying interest rate swap valuation of $1,328 gain for fiscal 2010 within the derivative valuation gain line item in the statement of operations. During fiscal 2010, we settled both these agreements in conjunction with the refinancing of substantially all of our debt arrangements resulting in a net loss of $280, which is included in loss on debt extinguishment. We did not have any interest rate swaps in place during 2011. During 2012, our Amended Credit Agreement required that we hedge the interest on at least 50% of the current and projected borrowings under the Amended Credit Agreement for a period of at least 3 years beginning no later than March 29, 2012. In March 2012, we entered into two forward swap contracts to manage interest rate risk related to our Bank Term Loan and a portion of our Bank Revolver. The notional amount on the Bank Term Loan swap contract is $25,000 that amortizes in line with scheduled principal payments through maturity in December 2016 and has a fixed per annum interest rate of 0.44% in 2012 that incrementally increases to 2.22% by 2016. The notional amount on the Bank Revolver swap contract is $70,000 that amortizes in line with expected reductions in the related debt instrument through December 2022 and has a fixed per annum interest rate of 0.44% in 2012 that incrementally increase to 3.81% by 2022. These swap contracts, which had a fair value of $4,396 as of December 29, 2012, were designated as cash flow hedges of the future payments of variable rate interest with one-month LIBOR. For fiscal year 2012, there was a loss of $4,396 attributable to these cash flow hedges included in other comprehensive income, of which approximately $513 will be reclassified into earnings in the next twelve months.

We hold certain property and equipment pursuant to capital leases. As of December 29, 2012, these leases have future minimum lease payments of $962, $890, $890 and $667 in each of the next 4 fiscal years and nil thereafter.

Contractual Obligations and Commercial Commitments

The following table reflects our contractual obligations as of December 29, 2012:

	Payments Due By Period				
	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Long-term debt obligations					
Bank revolver[1]	$ 98,000	—	$ 98,000	—	—
Bank term loan and term notes[2]	165,851	$22,135	67,580	$76,136	—
Capital lease obligations	3,409	962	2,447	—	–
Operating lease obligations	4,888	2,174	2,446	263	$ 5
Purchase obligations[3]	18,187	13,036	5,151	—	—
Total	$290,335	$38,307	$175,624	$76,399	$ 5

(1) Represents principal maturities only and, therefore, excludes the effects of interest which is due quarterly based on outstanding borrowings. There are no scheduled principal payments for our Bank Revolver prior to maturity. Borrowings under the Bank Revolver bear interest at a variable rate based on the London Interbank Offer Rate (LIBOR) or a base rate determined by the lender's prime rate plus an applicable margin, as defined in the Amended Credit Agreement. The applicable margin for borrowings under the Amended Credit Agreement ranges from 0.75% to 2.75% for base rate borrowings and 1.75% to 3.75% for LIBOR borrowings, subject to adjustment based on the average availability under the Bank Revolver.

(2) Represents principal maturities and the effects of interest. The Bank Term Loan interest has been calculated using the December 29, 2012 rate of 4.0%. The Term Notes include interest at the fixed rate of 14%.

(3) For the purposes of this table, contractual obligations for purchases of goods or services are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities, fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are normally based on our current manufacturing needs and are fulfilled by our vendors within a short time. We enter into blank orders with vendors that have preferred pricing terms; however, these orders are normally cancelable by us without penalty. Amounts predominantly represent purchase agreements to buy minimum quantities of cobalt chrome, nickel and titanium through July 2014.

This table does not include liabilities for unrecognized tax benefits of $6.2 million as reasonable estimates could not be made regarding the timing of future cash outflows associated with those liabilities.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements include our operating leases and letter of credit, which are available under the Amended Credit Agreement. We had one letter of credit outstanding as of December 29, 2012 in the amount of $100.

Environmental

Our facilities and operations are subject to extensive federal, state, local and foreign environmental and occupational health and safety laws and regulations. These laws and regulations govern, among other things, air emissions; wastewater discharges; the generation, storage, handling, use and transportation of hazardous materials; the handling and disposal of hazardous wastes; the cleanup of contamination; and the health and safety of our employees. Under such laws and regulations, we are required to obtain permits from governmental authorities for some of our operations. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. We could also be held responsible for costs and damages arising from any contamination at our past or present facilities or at third-party waste disposal sites. We cannot completely eliminate the risk of contamination or injury resulting from hazardous materials, and we may incur material liability as a result of any contamination or injury.

We incurred approximately $100 and $200, respectively in capital expenditures for environmental, health and safety in 2012 and 2011. During 2012, purchases focused on safety and environmental. Projects included wet dust collection and water purification systems and safety improvements.

In connection with past acquisitions, we completed Phase I environmental assessments and did not find any significant issues that we believe needed to be remediated. We updated those Phase I assessments in conjunction with providing security for financing for the Codman acquisition and found no issues at that time either. Based on information currently available, we do not believe that we have any material environmental liabilities. We cannot be certain, however, that environmental issues will not be discovered or arise in the future related to these acquisitions.

Based on information currently available, we do not believe that we have any material environmental liabilities.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the U.S. requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the periods presented. On an ongoing basis, we evaluate these estimates. We base our estimates on historical experiences and assumptions believed to be reasonable under the circumstances. Those estimates form the basis for our judgments that affect the amounts reported in the financial statements. Actual results could differ from our estimates under different assumptions or conditions. Our significant accounting policies, which may be affected by our estimates and assumptions, are more fully described in Note 2 to our consolidated financial statements that appear elsewhere in this Form 10-K.

- *Revenue Recognition.* We recognize revenue on orders received from customers when there is persuasive evidence of an arrangement with the customer that is supportive of revenue recognition, the customer has made a fixed commitment to purchase the product for a fixed or determinable sales price, collection is reasonably assured under our normal billing and credit terms, and ownership and all risks of loss have been transferred to the buyer, which is normally upon shipment. In certain circumstances, customer terms require receipt of product prior to the transfer of the risk of ownership. In such circumstances, revenue is not recognized upon shipment, but rather upon confirmation of delivery. For product sales to distributors, the Corporation recognizes revenue upon shipment to the distributor under standard contract terms stating that title to the goods passes to the distributors at point of shipment to the distributor's location. All shipments to distributors are at contract prices and payment is not contingent upon resale of the product. Estimated discounts, rebates, product returns and credits are recorded as a reduction of revenue in the same period revenue is recognized.

- *Inventories.* Inventories are stated at the lower of cost, determined on the first-in, first-out (FIFO) method, or market (net realizable value). Costs include material, labor and manufacturing overhead costs. We review our inventory balances quarterly for excess products or obsolete inventory levels and write down, if necessary, the inventory to net realizable value.

- *Impairment of Long-Lived Assets, Including Intangible Assets.* We assess the impairment of definite lived long-lived assets when circumstances indicate the carrying value of an asset may not be recoverable based on the undiscounted future cash flows of an asset. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market values, undiscounted cash flows, or external appraisals, as applicable. We review long-lived assets for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified. Intangible assets subject to amortization consist of technology and non-compete intangible assets which are amortized using the straight-line method, as well as customer related intangible assets which are amortized on an accelerated method. All of the Corporation's intangible assets were acquired in connection with our various acquisitions. The Corporation is required to reassess the expected useful lives of existing intangible assets annually. We reviewed our amortizing intangible assets and have not recorded any impairment related to these assets for fiscal 2012, 2011, or 2010.

  We test goodwill for impairment annually on the first day of the fourth fiscal quarter and more frequently if circumstances warrant. We determine fair values for each of the reporting units using an income approach. When available and appropriate, we use comparative market multiples to corroborate discounted cash flow results. For purposes of the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. We use our internal forecasts to estimate future cash flows and include an estimate of long-term future growth rates based on our most recent views of the long-term outlook for each reporting unit. Actual results may differ from those assumed in our forecasts. We derive our discount rates using a capital asset pricing model and analyzing published rates for industries relevant to our reporting units to estimate the cost of equity financing. We use discount rates that are commensurate with the risks and uncertainty inherent in the respective businesses and in our internally developed forecasts. Discount rates used in our reporting unit valuations ranged from 12.4% to 17.4%. Valuations using the market approach reflect prices and other relevant observable information generated by market transactions involving comparable businesses. Compared to the market approach, the income approach more closely aligns each reporting unit valuation to our business profile, including geographic markets served and product offerings. Required rates of return, along with uncertainty inherent in the forecasts of future cash flows, are reflected in the selection of the discount rate.

We have completed our annual impairment test for our various reporting units, noting no impairment in any of our reporting units. The fair value of three of our reporting units that contained total goodwill of $199,574 exceeded carrying value by 9%, 6%, and 10%, respectively, for fiscal 2012. Revenue growth rates assumed for these reporting units were approximately 2 – 4%, 8 – 13%, and 5 – 7%, respectively over the next five years with terminal growth rates of 4% for all. These growth rates are driven by new product launches as well as further integration of acquisitions. A significant decline in our revenue and earnings or a significant decline in the price of common stock could result in an impairment charge in the future.

Intangible assets with an indefinite life are not amortized but are subject to review each reporting period to determine whether events and circumstances continue to support an indefinite useful life as well as an annual impairment test. In connection with the Codman acquisition in December 2011, we elected to discontinue use of the SSI tradename and renamed the hospital direct business Symmetry Surgical. This resulted in the full impairment of the SSI tradename of $1,529 in 2011 which has been reflected in the impairment of intangible asset line item in the consolidated statements of operations and within the Symmetry Surgical reportable segment. We reviewed all other intangible assets and have not recorded any impairment related to the remaining assets for fiscal 2012, 2011, or 2010.

The assessment of the recoverability of long-lived assets reflects management's assumptions and estimates. Factors that management must estimate when performing impairment tests include sales volume, prices, inflation, discount rates, exchange rates, tax rates and capital spending. Significant management judgment is involved in estimating these factors, and they include inherent uncertainties. Measurement of the recoverability of these assets is dependent upon the accuracy of the assumptions used in making these estimates, as well as how the estimates compare to the eventual future operating performance of the specific reporting unit to which the assets are attributed. Changes in these estimates could change our conclusion regarding the impairment of goodwill or other intangible assets and potentially result in a non-cash impairment in the future period.

- *Stock-Based Compensation.* We measure stock-based compensation cost at the grant date based on the estimated fair value of the award. Compensation cost for service-based awards is recognized ratably over the applicable service period. Compensation cost for performance-based awards is reassessed each period and recognized based upon the probability that the performance targets will be achieved. For restricted stock subject to service conditions or with performance targets, the fair market value of the award is determined based upon the closing value of the Corporation's stock price on the grant date and the amount of stock-based compensation expense recognized during a period is based on the portion of the awards that are ultimately expected to vest. We estimate forfeitures at the time of grant by analyzing historical data and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. For restricted stock with service conditions or with performance targets, the total expense recognized for each grant is only for those awards that ultimately vest. We also grant restricted stock which vest upon achieving certain market conditions and the grant date fair values for these awards were estimated based upon the results of a Monte

Carlo model, and the resulting expense will be recorded regardless of whether the market conditions are achieved. Compensation expense for restricted stock awards with market conditions is not recorded if the employee is no longer an employee of the Corporation. For stock options, the fair market value is determined using the Black-Scholes Option Pricing Model. We are required to make certain assumptions with respect to selected Black Scholes model inputs, including expected volatility, expected life, expected dividend yield and the risk-free interest rate. Expected volatility is based on the historical volatility of our stock over the most recent period commensurate with the estimated expected life of the stock options. The expected life of stock options granted, which represents the period of time that the stock options are expected to be outstanding, is based on "simplified method" using the midpoint of the vesting and expiration period of each grant, due to the limited historical data. The expected dividend yield is based on our history and expectation of dividend payouts. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for a period commensurate with the estimated expected life. Refer to Note 14 for additional information on our compensation plans.

- *Income Taxes.* The consolidated financial statements of the Corporation have been prepared using the asset and liability method in accounting for income taxes, which requires the recognition of deferred income taxes for the expected future tax consequences of net operating losses, credits, and temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Differences between the anticipated and actual outcomes of these future tax consequences could have a material impact on our consolidated results of operations or financial position. Additionally, we use tax planning strategies as part of our global tax compliance program. Judgments and interpretation of statutes are inherent in this process. The Corporation provides related valuation reserves, where applicable, in accounting for uncertain tax positions. Interest and penalties associated with reserves for uncertain tax positions are classified in income tax expense in the statements of operations.

Impact of Recently Issued and Adopted Accounting Standards

Presentation of Comprehensive Income: In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-05, "Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income," ("ASU 2011-05") which amends current comprehensive income guidance. This accounting update eliminates the option to present the components of other comprehensive income as part of the statement of shareholders' equity. Instead, the Corporation must report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. We adopted the provisions of this standard on January 1, 2012 with the addition of a separate consolidated statement of comprehensive income.

Intangibles (Topic 350) — Testing Indefinite-Lived Intangible Assets for Impairment: In July 2012, the FASB issued ASU No. 2012-02, "Intangibles (Topic 350) — Testing Indefinite-Lived Intangible Assets for Impairment" ("ASU 2012-02"). ASU 2012-02 permits an entity to first assess qualitative factors to determine if it is more likely than not that the fair value of an indefinite-lived intangible asset is more than its carrying amount. If based on its qualitative assessment an entity concludes it is more likely than not that the fair value of an indefinite-lived intangible asset exceeds its carrying amount, quantitative impairment testing is not required. However, if an entity concludes otherwise, quantitative impairment testing is required. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The adoption of ASU 2012-02 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment: In September 2011, the FASB issued ASU No. 2011-08, "Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment" ("ASU 2011-08"). ASU 2011-08 allows companies to have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after considering the totality of events and circumstances an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, however, early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011. We adopted ASU 2011-08 on January 1, 2012, but did not elect the option of performing a qualitative assessment. The adoption of ASU 2011-08 did not have an impact on our consolidated financial position, results of operations or cash flows.

Item 7A. Quantitative and Qualitative Disclosures About Market Risks

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. Historically, we have managed our interest rate risk by balancing the amount of our fixed rate and variable rate debt and through the use of interest rate swaps. The objective of the swaps is to more effectively balance borrowing costs and interest rate risk. For fixed rate debt, interest rate changes affect the fair market value of such debt but do not impact earnings or cash flows. Conversely for variable rate debt, interest rate changes generally do not affect the fair market value of such debt, but do impact future earnings and cash flows, assuming other factors are held constant. At December 29, 2012, we had $147,060 of variable rate debt. The weighted average interest rate for this debt as of December 29, 2012 was 4.32%. Holding other variables constant (such as foreign exchange rates and debt levels), a one percentage point change in interest rates would be expected to have an impact on pre-tax earnings and cash flows for the next year of approximately $1,471.

In March 2012, we entered into two forward swap contracts to manage interest rate risk related to our Bank Term Loan and a portion of our Bank Revolver. The notional amount on the Bank Term Loan swap contract is $25,000 that amortizes in line with scheduled principal payments through maturity in December 2016 and has a fixed per annum interest rate of 0.44% in 2012 that incrementally increases to 2.22% by 2016. The notional amount on the Bank Revolver swap contract is $70,000 that amortizes in line with expected reductions in the related debt instrument through December 2022 and has a fixed per annum interest rate of 0.44% in 2012 that incrementally increase to 3.81% by 2022. We will receive payments at variable rates, while we make payments at fixed rates. The objective of these swap agreements is to hedge against potential changes in cash flows on our outstanding debt. No credit risk was hedged. The receivable variable leg of the swaps and the variable rate paid on the Bank Term Loan and Bank Revolver bear the same rate of interest, excluding the credit spread, and reset and pay interest on the same dates.

Foreign Currency Risk

Foreign currency risk is the risk that we will incur economic losses due to adverse changes in foreign currency exchange rates. As a global company with holdings in the United Kingdom, France, Ireland, Switzerland, Malaysia and Germany, we experienced an impact from foreign exchange rate fluctuations in fiscal 2012. As a result of the fluctuation in rates for fiscal year 2012, we experienced decreases in our revenue by $3,674 and our gross margin by $697, however our net income was slightly improved by $62 due to the impact on net losses in foreign jurisdictions. The impact of rates had minimal impact on our revenue, gross margin or net income in the fourth quarter 2012.

We entered into foreign currency forward contracts to mitigate fluctuations in foreign currency on the statement of operations. The gain of the foreign currency valuation of $242 included in derivative income for 2012 offsets foreign currency transaction losses included within the other expense of $384. As of December 29, 2012, we had 15 contracts for the sale of 3,161 of Euros which settle in equal amounts over the twelve month period which began July 2012.

Our primary exposures to foreign currency exchange fluctuations are pound sterling/U.S. dollar and Euro/U.S. dollar. At December 29, 2012, the potential reduction in earnings from a hypothetical instantaneous 10.0% increase or decrease in quoted foreign currency spot rates applied to foreign currency sensitive instruments would be approximately $4,000. This foreign currency sensitivity model is limited by the assumption that all of the foreign currencies to which we are exposed would simultaneously decrease by 10.0% because such synchronized changes are unlikely to occur.

Commodity Price Risk

We are exposed to fluctuations in commodity prices through the purchase of raw materials that are processed from commodities, such as plastic, titanium, stainless steel, cobalt chrome and aluminum. Given the historical volatility of certain commodity prices, this exposure can impact product costs. To manage these fluctuations, we utilize competitive pricing methods such as bulk purchases, blanket orders and long-term contracts with our major suppliers to reduce short term fluctuations. For 2013, we have entered into purchasing contracts on certain raw materials totaling $16,685 at fixed prices in order to manage our risk of commodity price movements. Additionally, we often do not set prices for our products in advance of our commodity purchases; therefore, we can take into account the cost of the commodity in setting our prices for each order. In instances where we have supply agreements with customers; many of these agreements allow us to partially adjust prices for the impact of any raw material price increases. However, to the extent that we are unable to offset the increased commodity costs in our product prices, our results would be adversely affected.

Item 8. Financial Statements and Supplemental Data

All schedules have been omitted because they are not required or applicable or the information is included in the consolidated financial statements or notes thereto.

SYMMETRY MEDICAL INC.

CONSOLIDATED BALANCE SHEETS
(In Thousands)

	December 29, 2012	December 31, 2011
ASSETS:		
Current Assets:		
Cash and cash equivalents	$ 9,815	$ 18,931
Accounts receivable, net	62,593	51,835
Inventories	64,437	84,678
Refundable income taxes	4,904	5,090
Deferred income taxes	7,878	7,535
Derivative valuation asset	242	—
Other current assets	4,145	4,863
Total current assets	154,014	172,932
Property and equipment, net	98,046	103,363
Goodwill	229,134	229,112
Intangible assets, net of accumulated amortization	116,403	124,276
Other assets	7,721	9,182
Total Assets	$605,318	$638,865
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current Liabilities:		
Accounts payable	$ 27,863	$ 23,343
Accrued wages and benefits	9,354	7,637
Other accrued expenses	10,028	5,825
Accrued income taxes	—	522
Derivative valuation liability	513	—
Deferred income taxes	—	39
Revolving line of credit	—	6,567
Current portion of capital lease obligations	492	483
Current portion of long-term debt	11,111	5,904
Total current liabilities	59,361	50,320
Accrued income taxes	7,035	6,844
Deferred income taxes	17,910	18,459
Derivative valuation liability	3,883	—
Other liabilities	869	619
Capital lease obligations, less current portion	1,417	1,907
Long-term debt, less current portion	200,113	259,317
Total Liabilities	290,588	337,466
Commitments and contingencies		
Shareholders' Equity:		
Common Stock, $.0001 par value; 75,000 shares authorized; shares issued December 29, 2012 – 36,795; December 31, 2011 – 36,426	4	4
Additional paid-in capital	287,453	283,071
Retained earnings	26,267	17,140
Accumulated other comprehensive income	1,006	1,184
Total Shareholders' Equity	314,730	301,399
Total Liabilities and Shareholders' Equity	$605,318	$638,865

See accompanying notes to consolidated financial statements.

SYMMETRY MEDICAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except per Share Data)

	Years Ended		
	December 29, 2012	December 31, 2011	January 1, 2011
Revenue	$410,505	$359,046	$360,830
Cost of revenue	301,449	287,897	281,132
Gross profit	109,056	71,149	79,698
Research and development expenses	4,152	4,040	3,374
Sales and marketing expenses	26,380	17,455	17,931
General and administrative expenses	44,857	37,163	29,224
Impairment of intangible asset	—	1,529	—
Facility closure and severance	622	2,710	961
Operating Income	33,045	8,252	28,208
Other (income) expense:			
Interest expense	19,620	3,862	5,698
Loss on debt extinguishment	—	—	828
Derivatives valuation gain	(242)	—	(1,328)
Other	(102)	400	1,111
Income before income taxes	13,769	3,990	21,899
Income tax expense	4,642	1,098	7,928
Net income	$ 9,127	$ 2,892	$ 13,971
Net income per share:			
Basic	$ 0.25	$ 0.08	$ 0.39
Diluted	$ 0.25	$ 0.08	$ 0.39
Weighted average common shares and equivalent shares outstanding:			
Basic	35,987	35,576	35,451
Diluted	36,418	36,021	35,810

See accompanying notes to consolidated financial statements.

SYMMETRY MEDICAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In Thousands)

	Years Ended		
	December 29, 2012	December 31, 2011	January 1, 2011
Net income	$ 9,127	$ 2,892	$13,971
Other comprehensive income (loss)			
Foreign currency translation adjustments	2,718	(1,341)	(1,719)
Pension plan actuarial loss, net of taxes	(196)	—	—
Net unrealized losses on derivative instruments:			
Unrealized holding losses, net of taxes	(2,777)	—	231
Reclassification adjustment for realized losses included in net income	77	—	—
Comprehensive income	$ 8,949	$ 1,551	$12,483

See accompanying notes to consolidated financial statements.

SYMMETRY MEDICAL INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In Thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at January 2, 2010	$4	$278,176	$ 277	$ 4,013	$282,470
Comprehensive income:					
Net income			13,971		13,971
Other comprehensive income (loss) —					
Foreign currency translation adjustment				(1,719)	(1,719)
Derivative, net of tax expense of $154				231	231
Comprehensive income					$ 12,483
Exercise of Common Stock options		37			37
Amortization of unearned compensation cost		1,197			1,197
Issuance of Common Stock —					
Employee Stock Purchase Plan		167			167
Restricted Stock		15			15
Balance at January 1, 2011	$4	$279,592	$14,248	$ 2,525	$296,369
Comprehensive income:					
Net income			2,892		2,892
Other comprehensive income (loss) —					
Foreign currency translation adjustment				(1,341)	(1,341)
Comprehensive income					$ 1,551
Exercise of Common Stock options		31			31
Amortization of unearned compensation cost		3,672			3,672
Issuance of Common Stock —					
Employee Stock Purchase Plan		135			135
Restricted Stock		(359)			(359)
Balance at December 31, 2011	$4	$283,071	$17,140	$ 1,184	$301,399
Comprehensive income:					
Net income			9,127		9,127
Other comprehensive income (loss) —					
Foreign currency translation adjustment				2,718	2,718
Pension plan actuarial loss, net of tax expense of $79				(196)	(196)
Derivative, net of tax expense of $1,697				(2,777)	(2,777)
Realized losses, net of tax expense of $53				77	77
Comprehensive income					$ 8,949
Exercise of Common Stock options		920			920
Amortization of unearned compensation cost		4,032			4,032
Issuance of Common Stock —					
Employee Stock Purchase Plan		151			151
Restricted Stock		(721)			(721)
Balance at December 29, 2012	$4	$287,453	$26,267	$ 1,006	$314,730

See accompanying notes to consolidated financial statements.

SYMMETRY MEDICAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOW
(In Thousands)

	Years Ended		
	December 29, 2012	December 31, 2011	January 1, 2011
Operating activities			
Net income	$ 9,127	$ 2,892	$ 13,971
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	17,206	18,414	18,196
Amortization of intangible assets	8,039	2,883	2,933
Amortization of debt issuance costs	1,718	353	665
Interest paid in kind	1,335	—	—
Net (gain) loss on sale of assets	(154)	272	(62)
Write off of intangible asset	—	1,529	—
Deferred income tax provision	989	(1,852)	1,399
Loss on debt extinguishment	—	—	828
Excess tax benefit from stock-based compensation	(251)	—	—
Stock-based compensation	4,032	3,672	1,197
Derivative valuation gain	(242)	—	(1,328)
Foreign currency transaction (gain) loss	112	(1,245)	816
Change in operating assets and liabilities:			
Accounts receivable	(10,188)	(1,334)	(12,717)
Other assets	507	(1,875)	(726)
Inventories	21,006	(3,416)	(8,399)
Derivative settlement	—	—	(1,734)
Current income taxes	(344)	(2,827)	1,152
Accounts payable	3,728	(218)	4,165
Accrued expenses and other	6,070	3,713	(2,450)
Net cash provided by operating activities	62,690	20,961	17,906
Investing activities			
Purchases of property and equipment	(10,757)	(13,666)	(15,917)
Proceeds from the sale of property and equipment	414	179	1,950
Acquisitions	—	(176,687)	—
Net cash used in investing activities	(10,343)	(190,174)	(13,967)
Financing activities			
Proceeds from Bank Revolver	27,458	135,687	50,396
Payments on Bank Revolver	(79,331)	(72,814)	(55,377)
Proceeds from (payments on) short term borrowings, net	(6,565)	3,135	182
Issuance of revolving credit agreement	—	—	92,000
Issuance of senior subordinated term notes	—	65,000	—
Issuance of bank term loan	—	50,000	2,711
Payments on bank term loans and capital lease obligations	(3,617)	(1,931)	(91,152)
Proceeds from the issuance of common stock, net	99	(226)	182
Excess tax benefit from stock-based compensation	251	—	—
Debt issuance cost	—	(5,582)	(1,427)
Net cash provided by (used in) financing activities	(61,705)	173,269	(2,485)
Effect of exchange rate changes on cash	242	(192)	(606)
Net increase (decrease) in cash and cash equivalents	(9,116)	3,864	848
Cash and cash equivalents at beginning of period	18,931	15,067	14,219
Cash and cash equivalents at end of period	$ 9,815	$ 18,931	$ 15,067
Supplemental disclosures:			
Cash paid for interest	$ 14,311	$ 3,306	$ 4,872
Cash paid for income taxes	$ 3,691	$ 5,647	$ 4,436

See accompanying notes to consolidated financial statements.

(In Thousands, Except Share and per Share Data)

1. Description of the Business

The consolidated financial statements include the accounts of Symmetry Medical Inc. and its wholly-owned subsidiaries (collectively referred to as the Corporation), which operates in two reportable segments: (1) Original Equipment Manufacturer ("OEM") Solutions and (2) Symmetry Surgical.

Symmetry Medical Inc. through its OEM Manufacturing business is a leading global source of innovative medical device solutions, including surgical instruments, orthopedic implants, and sterilization cases and trays. The Corporation designs, develops and offers worldwide production and supply chain capabilities for these products to customers in the orthopedic industry, and other medical device markets (including but not limited to arthroscopy, dental, laparoscopy, osteobiologic, and endoscopy segments). The Corporation also manufactures specialized non-healthcare products, primarily in the aerospace industry.

Symmetry Surgical is the Corporation's business segment which arose from the integration of the 2011 acquisitions of the Codman & Shurtleff Inc. ("Codman") and Olsen Medical lines of surgical instruments with Symmetry's previous hospital direct business, Specialty Surgical Instrumentation ("SSI"). Symmetry Surgical offers a broad range of reusable stainless steel and titanium surgical hand-held instruments and retractor systems, sterile disposable surgical products (vein strippers, SECTO dissectors, tonsil sponges and surgical marker pens), and sterilization containers.

On August 15, 2011, the Corporation acquired the assets of PSC's Olsen Medical division for $11,000 in cash. Olsen Medical manufactures a full line of single-use and reusable bipolar and monopolar forceps, cords, electrosurgical pens/pencils, electrodes, and accessories. Olsen Medical's products are primarily sold directly to hospitals in the U. S. and internationally through distributors.

On December 29, 2011, the Corporation acquired the surgical instruments business of Codman for $165,687 in cash. Codman distributes surgical instruments and sterile disposable surgical products directly to hospitals. The addition of Codman surgical instruments allows us to offer an expanded array of medical instruments and related products, expands our intellectual property, trademarks, regulatory approvals, and provides an instrument procurement center and personnel located in Tuttlingen, Germany. Codman's products are primarily sold in the U. S. and internationally through distributors.

2. Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Year End. The Corporation's fiscal year is the 52 or 53 week period ending on the Saturday closest to December 31. Fiscal year 2012 was a 52 week year (ending December 29, 2012), fiscal year 2011 was a 52 week year (ending December 31, 2011), and fiscal year 2010 was a 52 week year (ending January 1, 2011). References in these consolidated financial statements to 2012, 2011 and 2010 refer to these financial years, respectively.

Use of Estimates. Preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Corporation's financial position or results of operations.

Business Combinations. The Corporation records its business combinations under the acquisition method of accounting. Under the acquisition method of accounting, the Corporation allocates the purchase price of each acquisition to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values at the date of acquisition. The fair value of identifiable intangible assets is based upon detailed valuations that use various assumptions made by management. Any excess of the

(In Thousands, Except Share and per Share Data)

2. Summary of Significant Accounting Policies – (continued)

purchase price over the fair value of the net tangible and intangible assets acquired is allocated to goodwill. Direct acquisition related costs are expensed as incurred.

Revenue Recognition. The Corporation recognizes revenue on orders received from its customers when there is persuasive evidence of an arrangement with the customer that is supportive of revenue recognition, the customer has made a fixed commitment to purchase the product for a fixed or determinable price, collection is reasonably assured under the Corporation's normal billing and credit terms and ownership and all risks of loss have been transferred to the buyer, which is normally upon shipment. In certain circumstances, customer terms require receipt of product prior to the transfer of the risk of ownership. In such circumstances, revenue is not recognized upon shipment, but rather upon confirmation of delivery. For product sales to distributors, the Corporation recognizes revenue upon shipment to the distributor under standard contract terms stating that title to the goods passes to the distributors at point of shipment to the distributor's location. All shipments to distributors are at contract prices and payment is not contingent upon resale of the product. Estimated discounts, rebates, product returns and credits are recorded as a reduction of revenue in the same period revenue is recognized.

Cash and Cash Equivalents. Cash and cash equivalents include all highly liquid investments with a maturity of three months or less at the time of purchase.

Allowance for Doubtful Accounts. The Corporation performs periodic credit evaluations of customers' financial condition and generally does not require collateral. Receivables are generally due within 30 to 90 days. The Corporation maintains an allowance for doubtful accounts for estimated losses in the collection of accounts receivable. The Corporation makes estimates regarding the future ability of its customers to make required payments based on historical credit experience and expected future trends. Provisions to the allowance for doubtful accounts are charged to current selling and marketing expenses. Actual losses are charged against this allowance when incurred. The activity in the allowance for doubtful accounts was as follows:

	December 29, 2012	December 31, 2011	January 1, 2011
Beginning balance	$ 945	$1,003	$ 578
Provision	498	290	597
Write-offs	(584)	(348)	(172)
Ending balance	$ 859	$ 945	$1,003

Inventories. Inventories are stated at the lower of cost, determined on the first-in, first-out (FIFO) method, or market (net realizable value). Costs include material, labor and manufacturing overhead costs. Inventory balances are reviewed quarterly for excess products or obsolete inventory levels and written down, if necessary, to net realizable value.

Property and Equipment. Property and equipment, which includes assets under capital lease, are stated on the basis of cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the respective assets or lease terms, whichever is shorter. Accelerated methods are used for income tax purposes. Repair and maintenance costs are charged to expense as incurred. Upon retirement or sale of an asset, its cost and related accumulated depreciation or amortization are removed from the consolidated balance sheet and any gain or loss is recorded in operating income or expense.

Impairment of Long-Lived Assets, Including Intangible Assets. The Corporation assesses the impairment of definite lived long-lived assets when circumstances indicate the carrying value of an asset may not be recoverable based on the undiscounted future cash flows of an asset. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market values, undiscounted cash flows, or external appraisals, as applicable. The Corporation reviews

(In Thousands, Except Share and per Share Data)

2. Summary of Significant Accounting Policies – (continued)

long-lived assets for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified. Intangible assets subject to amortization consist of technology and non-compete intangible assets which are amortized using the straight-line method, as well as customer related intangible assets which are amortized on an accelerated method. All of the Corporation's intangible assets were acquired in connection with our various acquisitions. The Corporation is required to reassess the expected useful lives of existing intangible assets annually. The Corporation reviewed its amortizing intangible assets and has not recorded any impairment related to these assets for fiscal 2012, 2011 or 2010.

Goodwill is not amortized but is tested for impairment annually on the first day of the fourth fiscal quarter and more frequently if circumstances warrant using a two-step process. The first step is a screen for potential impairment, while the second step measures the amount of impairment. Potential impairment is determined by comparing estimated fair value to the net book value of the reporting unit. Fair value is calculated using an income approach based on the present value of estimated future cash flows. The Corporation has multiple operating segments which are comprised of multiple components that represent the lowest level for which discrete financial information is available and the operating results of that component are regularly reviewed by management. The Corporation aggregates certain components that share similar economic similarities and that are vertically integrated within the same operating segment into reporting units. The Corporation completed its annual impairment testing and concluded that no impairment of goodwill existed for fiscal 2012, 2011 or 2010.

Intangible assets with an indefinite life are not amortized but are subject to review each reporting period to determine whether events and circumstances continue to support an indefinite useful life as well as an annual impairment test. In connection with the Codman acquisition in December 2011, the Corporation elected to discontinue use of the SSI tradename and renamed the hospital direct business Symmetry Surgical. This resulted in the full impairment of the SSI tradename of $1,529 in 2011 which has been reflected in the impairment of intangible asset line item in the consolidated statements of operations and within the Symmetry Surgical reportable segment. The Corporation reviewed all other intangible assets and has not recorded any impairment related to the remaining assets for fiscal 2012, 2011 or 2010.

The assessment of the recoverability of long-lived assets reflects management's assumptions and estimates. Factors that management must estimate when performing impairment tests include sales volume, prices, inflation, discount rates, exchange rates, tax rates and capital spending. Significant management judgment is involved in estimating these factors, and they include inherent uncertainties. Measurement of the recoverability of these assets is dependent upon the accuracy of the assumptions used in making these estimates, as well as how the estimates compare to the eventual future operating performance of the specific reporting unit to which the assets are attributed. Changes in these estimates could change our conclusion regarding the impairment of goodwill or other intangible assets and potentially result in a non-cash impairment in the future period.

Income Taxes. The consolidated financial statements of the Corporation have been prepared using the asset and liability method in accounting for income taxes, which requires the recognition of deferred income taxes for the expected future tax consequences of net operating losses, credits, and temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Differences between the anticipated and actual outcomes of these future tax consequences could have a material impact on our consolidated results of operations or financial position. Additionally, we use tax planning strategies as part of our global tax compliance program. Judgments and interpretation of statutes are inherent in this process. The Corporation provides related reserves, where applicable, in accounting for uncertain tax positions. Interest and penalties associated with reserves for uncertain tax positions are classified in income tax expense in the statements of operations.

(In Thousands, Except Share and per Share Data)

2. Summary of Significant Accounting Policies – (continued)

Foreign Currency Translation. The financial statements of the Corporation's foreign subsidiaries are accounted for and have been translated into U.S. dollars in accordance with accounting guidance on foreign currency translation. Assets and liabilities have been translated using the exchange rate in effect at the balance sheet date. Revenues and expenses have been translated using a weighted-average exchange rate for the period. Currency translation adjustments have been recorded as a separate component of shareholders' equity. Foreign currency transaction gains and losses resulting from a subsidiary's foreign currency denominated assets and liabilities included in other income were losses of $384, $331 and $1,046 in 2012, 2011 and 2010, respectively.

Shipping and Handling Costs. The Corporation reflects freight costs associated with shipping its products to customers as a component of cost of revenues.

Advertising Costs. Advertising costs are expensed as incurred. Advertising costs were $265, $249 and $490 in 2012, 2011 and 2010, respectively.

Derivative Financial Instruments. The Corporation recognizes all derivative instruments in its consolidated financial statements at fair value. Changes in the fair value of derivatives are recorded each period in the Derivative Valuation (gain)/loss line item of the statements of operations unless the derivative qualifies for hedge accounting in which case the realized changes in fair value are reflected in the same financial statement line item of the item being hedged or the effective portion of changes in fair value of hedges is recorded each period in accumulated other comprehensive income (loss), net of tax, until the related hedge transaction occurs. Any ineffective portion of changes in fair value of the hedges is recorded in the derivative valuation (gain)/loss line item of the statement of operations.

Stock-Based Compensation. The Corporation measures stock-based compensation cost at the grant date based on the estimated fair value of the award. Compensation cost for service-based awards is recognized ratably over the applicable service period. Compensation cost for performance-based awards is reassessed each period and recognized based upon the probability that the performance targets will be achieved. For restricted stock subject to service conditions or with performance targets, the fair market value of the award is determined based upon the closing value of the Corporation's stock price on the grant date and the amount of stock-based compensation expense recognized during a period is based on the portion of the awards that are ultimately expected to vest. The Corporation estimates forfeitures at the time of grant by analyzing historical data and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. For restricted stock with service conditions or with performance targets, the total expense recognized for each grant is only for those awards that ultimately vest. The Corporation also grants restricted stock which vest upon achieving certain market conditions and the grant date fair values for these awards were estimated based upon the results of a Monte Carlo model, and the resulting expense will be recorded regardless of whether the market conditions are achieved. Compensation expense for restricted stock awards with market conditions is not recorded if the employee is no longer an employee of the Corporation. For stock options, the fair market value is determined using the Black-Scholes Option Pricing Model. The Corporation makes certain assumptions with respect to selected Black Scholes model inputs, including expected volatility, expected life, expected dividend yield and the risk-free interest rate. Expected volatility is based on the historical volatility of our stock over the most recent period commensurate with the estimated expected life of the stock options. The expected life of stock options granted, which represents the period of time that the stock options are expected to be outstanding, is based on "simplified method" using the midpoint of the vesting and expiration period of each grant, due to the limited historical data. The expected dividend yield is based on our history and expectation of dividend payouts. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for a period commensurate with the estimated expected life. Refer to Note 14 for additional information on the Corporation's compensation plans.

(In Thousands, Except Share and per Share Data)

2. Summary of Significant Accounting Policies – (continued)

Recently Adopted Accounting Pronouncements

Presentation of Comprehensive Income: In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-05, "Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income," ("ASU 2011-05") which amends current comprehensive income guidance. This accounting update eliminates the option to present the components of other comprehensive income as part of the statement of shareholders' equity. Instead, the Corporation must report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. The Corporation adopted the provisions of this standard on January 1, 2012 by presenting a separate statement of comprehensive income.

Intangibles (Topic 350) — Testing Indefinite-Lived Intangible Assets for Impairment: In July 2012, the FASB issued ASU No. 2012-02, "Intangibles (Topic 350) — Testing Indefinite-Lived Intangible Assets for Impairment" ("ASU 2012-02"). ASU 2012-02 permits an entity to first assess qualitative factors to determine if it is more likely than not that the fair value of an indefinite-lived intangible asset is more than its carrying amount. If based on its qualitative assessment an entity concludes it is more likely than not that the fair value of an indefinite-lived intangible asset exceeds its carrying amount, quantitative impairment testing is not required. However, if an entity concludes otherwise, quantitative impairment testing is required. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The adoption of ASU 2012-02 is not expected to have a material impact on the Corporation's consolidated financial position, results of operations or cash flows.

Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment: In September 2011, the FASB issued ASU No. 2011-08, "Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment" ("ASU 2011-08"). ASU 2011-08 allows companies to have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after considering the totality of events and circumstances an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, however, early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011. The Corporation adopted ASU 2011-08 on January 1, 2012, but did not elect the option of performing a qualitative assessment. The adoption of ASU 2011-08 did not have an impact on the Corporation's consolidated financial position, results of operations or cash flows.

(In Thousands, Except Share and per Share Data)

3. Acquisitions

Results of the following acquisitions are included in the statement of operations from the date of acquisition.

On August 15, 2011, the Corporation acquired substantially all of the assets of PSC's Olsen Medical division (Olsen Medical) for $11,000 in cash. Olsen Medical manufactures a full line of single-use and reusable bipolar and monopolar forceps, cords, electrosurgical pens/pencils, electrodes, and accessories. Olsen Medical's products are primarily sold directly to hospitals in the U. S. and internationally through distributors. The aggregate purchase price of $11,000 was allocated to the opening balance sheet as follows:

Current assets	$ 3,001
PP&E	1,003
Acquired customers (amortized over 15 years)	3,040
In process R&D	610
Trademarks (indefinite-lived)	1,190
Goodwill	2,912
Current liabilities	(756)
Purchase price, net	$11,000

On December 29, 2011, the Corporation acquired the surgical instruments business of Codman & Shurtleff, Inc., a Johnson & Johnson Company, for $165,687 in cash. Codman surgical instruments includes, but are not limited to, reusable stainless steel and titanium surgical hand-held instruments and retractor systems and sterile disposable surgical products. The aggregate purchase price of $165,687 was allocated to the opening balance sheet as follows:

Current assets	$ 10,306
PP&E	114
Acquired customers (amortized over 20 years)	80,840
Trademarks (indefinite-lived)	3,380
Goodwill	71,751
Current liabilities	(169)
Long term liabilities	(535)
Purchase price, net	$165,687

The acquisitions of Olsen Medical and Codman surgical instruments business expanded the Corporation's Symmetry Surgical business with the increased products offering as well as geographic footprint both in the U.S. and internationally.

The purchase price of Codman and Olsen Medical exceeded the fair value of identifiable tangible and intangible assets. This reflects the strategic compatibility of the products of Codman surgical instruments business, Olsen Medical and the Corporation's historical hospital direct business, SSI. Goodwill recorded for Olsen Medical and Codman surgical instruments business are deductible for U.S. Federal income taxes.

(In Thousands, Except Share and per Share Data)

3. Acquisitions – (continued)

Unaudited Proforma Results. The following table represents the proforma results of the Corporation's operations had the acquisitions of Codman and Olsen Medical been completed as of the beginning of the periods presented:

	Fiscal Year Ended	
	2011	**2010**
Revenue	$430,037	$435,851
Net income	6,992	13,914
Earnings per share – basic	$ 0.20	$ 0.39
Earnings per share – diluted	$ 0.19	$ 0.39

4. Inventories

Inventories consist of the following:

	December 29, 2012	December 31, 2011
Raw material and supplies	$12,683	$17,870
Work-in-process	20,335	30,083
Finished goods	31,419	36,725
	$64,437	$84,678

5. Property and Equipment

Property and equipment, including depreciable lives, consists of the following:

	December 29, 2012	December 31, 2011
Land	$ 6,572	$ 6,399
Buildings and improvements (20 to 40 years)	42,885	41,994
Machinery and equipment (5 to 15 years)	156,157	151,376
Office equipment (3 to 5 years)	19,445	17,042
Construction-in-progress	6,414	5,755
	231,473	222,566
Less accumulated depreciation	(133,427)	(119,203)
	$ 98,046	$ 103,363

(In Thousands, Except Share and per Share Data)

6. Intangible Assets

As of December 29, 2012, the balances of intangible assets, other than goodwill, were as follows:

	Weighted-Average Amortization Period	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
Acquired technology and patents	12 years	$ 2,161	$ (1,467)	$ 694
Acquired customers	19 years	126,481	(22,027)	104,454
Other	17 years	1,421	(414)	1,007
Intangible assets subject to amortization	19 years	130,063	(23,908)	106,155
Proprietary processes	Indefinite			3,578
In process research and development	Indefinite			610
Trademarks	Indefinite			6,060
Indefinite-lived intangible assets, other than goodwill				10,248
Total				$116,403

As of December 31, 2011, the balances of intangible assets, other than goodwill, were as follows:

	Weighted-Average Amortization Period	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
Acquired technology and patents	10 years	$ 2,323	$ (1,452)	$ 871
Acquired customers	19 years	126,377	(14,220)	112,157
Other	16 years	1,468	(412)	1,056
Intangible assets subject to amortization	19 years	130,168	(16,084)	114,084
Proprietary processes	Indefinite			3,522
In process research and development	Indefinite			610
Trademarks	Indefinite			6,060
Indefinite-lived intangible assets, other than goodwill				10,192
Total				$124,276

Intangible asset amortization expense was $8,039, $2,883 and $2,933 for 2012, 2011 and 2010, respectively. Annual intangible asset amortization expense is estimated to approximate $7,100 for each of the next 5 fiscal years.

The changes in the carrying amounts of goodwill for the years ended December 29, 2012 and December 31, 2011, are as follows:

Balance as of January 1, 2011	$154,218
Goodwill acquired	75,064
Effects of foreign currency	(170)
Balance as of December 31, 2011	$229,112
Adjustment to goodwill	(402)
Effects of foreign currency	424
Balance as of December 29, 2012	$229,134

(In Thousands, Except Share and per Share Data)

7. Employee Benefit Plan

The Corporation sponsors one defined benefit pension plan for the benefit of its employees at its German subsidiary, which is a legacy plan of the Codman surgical instruments business acquired during the year ended December 31, 2011. The plan is unfunded and provides defined benefits based on the final average salary of the employees as defined in the plan.

The components of net periodic pension cost for 2012 is as follows:

	December 29, 2012
Components of Net Periodic Pension Cost:	
Service cost	$ 29
Interest cost	18
Amortization of net actuarial loss	—
Foreign currency exchange rate changes	—
Net periodic pension cost	$ 47
Weighted average assumptions used to determine net periodic pension cost:	
Discount rate	4.60%
Salary increases	2.00%

The change in the projected benefit obligation and the funded status of the plan and a reconciliation of such funded status to the amounts reported in the consolidated balance sheets as of December 29, 2012 and December 31, 2011 is as follows:

	Fiscal Year Ended	
	2012	2011
Change in projected benefit obligation		
Benefit obligation, beginning of year	$ 394	$ —
Service cost	29	—
Interest cost	18	—
Actuarial loss	275	—
Foreign currency exchange rate changes	12	—
Acquisition	—	394
Benefit obligation, end of year	$ 728	$ 394
Change in fair value of assets:		
Fair value of plan assets, beginning of year	$ —	$ —
Fair value of plan assets, end of year	$ —	$ —
Funded status at end of year – under funded	$(728)	$(394)

The following summarizes the Corporation's balance sheet related pension and other benefit plan accounts at December 29, 2012 as compared to accounts at December 31, 2012:

	Fiscal Year Ended	
	2012	2011
Noncurrent benefit liability	$728	$394
Accumulated other comprehensive loss, net of tax	$196	$ —

No contributions were made during 2012 to the plan, nor are any contributions expected to be made to the plan in 2013, since the plan is unfunded. The accumulated benefit obligation for the plan was $570 and $310 at December 29, 2012 and December 31, 2011, respectively.

(In Thousands, Except Share and per Share Data)

7. Employee Benefit Plan – (continued)

The amounts recognized in accumulated other comprehensive income as of December 29, 2012 and December 31, 2011 are as follows:

	Fiscal Year Ended	
	2012	2011
Net actuarial loss	$ 275	$ —
Less: Tax benefit (deferred tax asset)	(79)	—
Accumulated other comprehensive income impact	$ 196	$ —
Weighted average assumptions used to determine benefit obligation:		
Discount rate	3.00%	4.60%
Salary increases	2.00%	2.00%

The net actuarial loss for the pension plan required to be amortized from accumulated other comprehensive income into net periodic pension cost in 2013 is expected to be $15.

There are no significant benefits under the plan which is expected to be paid from fiscal 2013 through fiscal 2017.

8. Fair Value of Financial Instruments

Accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable, and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of December 29, 2012, the Corporation held certain assets that are required to be measured at fair value on a recurring basis. These included the Corporation's derivative instruments in the form of interest rate swaps and foreign currency forward contracts. The Corporation's derivative instruments consist of contracts that are not traded on a public exchange. The fair values of interest rate derivative instruments and foreign currency forward contracts are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Corporation has categorized these derivative instruments as Level 2 in accordance with the FASB Standard on fair value measurement.

On a recurring basis management measures the fair value of its interest rate swaps using the market approach based on projections of the one month LIBOR rate over the life of each swap. Also on a recurring basis, management measures the fair value of its foreign currency forward contracts using the market approach based on the projections of the Euro rate over the life of each forward contract. The fair value and carrying value of the Corporation's assets and liabilities measured at fair value on a recurring basis were as follows:

	December 29, 2012				December 31, 2011			
	Fair Value Measurements				Fair Value Measurements			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets								
Cash and cash equivalents	$—	$ 9,815	$—	$ 9,815	$—	$18,931	$—	$18,931
Foreign currency forwards	—	242	—	242	—	—	—	—
Total assets	$—	$10,057	$—	$10,057	$—	$18,931	$—	$18,931

8. Fair Value of Financial Instruments – (continued)

	December 29, 2012				December 31, 2011			
	Fair Value Measurements				Fair Value Measurements			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Liabilities								
Interest rate swaps	$—	$(4,396)	$—	$(4,396)	$—	$—	$—	$—
Total liabilities	$—	$(4,396)	$—	$(4,396)	$—	$—	$—	$—

Certain nonfinancial assets and liabilities are measured at fair value on a nonrecurring basis and are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment. Assets and liabilities acquired in business combinations are recorded at their fair value as of the date of acquisition. Refer to Note 3 for the fair values of assets acquired and liabilities assumed in connection with the Olsen Medical and Codman surgical instrumentation business acquisitions.

The Corporation reviews for goodwill impairment annually on the first day of the fourth fiscal quarter and more frequently if circumstances indicate its carrying value may not be recoverable. The fair value of the reporting units is determined using the income approach. The income approach focuses on the income-producing capability of an asset, measuring the current value of the asset by calculating the present value of its future economic benefits such as cash earnings, cost savings, corporate tax structure and product offerings. Value indications are developed by discounting expected cash flows to their present value at a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation and risks associated with the reporting unit. These assets would generally be classified within Level 3, in the event that the Corporation were required to measure and record such assets at fair value within its consolidated financial statements.

The Corporation periodically evaluates the carrying value of long-lived assets to be held and used, including definite-lived intangible assets and property plant and equipment, when events or circumstances warrant such a review. Fair value is determined primarily using anticipated cash flows assumed by a market participant discounted at a rate commensurate with the risk involved and these assets would generally be classified within Level 3, in the event that the Corporation was required to measure and record such assets at fair value within its consolidated financial statements.

Additionally, financial instruments also consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The carrying value of these financial instruments materially approximates fair value. Additionally, the fair value of cash and cash equivalents and net accounts receivables and payables was estimated by management to approximate fair value due to the relatively short period of time to maturity for these instruments.

9. Derivatives

The Corporation utilizes derivative instruments to minimize the volatility of cash flows and statement of operations impacts associated with interest rate payments on its variable rate debt and the impact of fluctuations in foreign currency. The Corporation recognizes all derivative instruments as either assets or liabilities at fair value on the consolidated balance sheets. The Corporation utilized third party valuations to assist in the determination of the fair value of these derivatives. The Corporation considers its derivative instrument valuations to be Level 2 fair value measurements.

To the extent a derivative instrument was designated effective as a cash flow hedge of an exposure to changes in the fair value of a future transaction, the change in fair value of the derivative was deferred in accumulated other comprehensive income/(loss), a component of shareholders' equity in the consolidated balance sheets, until the underlying transaction hedged was recognized in the consolidated statements of

(In Thousands, Except Share and per Share Data)

9. Derivatives – (continued)

operations. The Corporation accounted for certain derivatives hedging the payment of interest as cash flow hedges and the impact of the hedge was reclassified to interest expense in the consolidated statements of operations upon payment of interest.

The Corporation's profitability and cash flows are affected by changes in interest rates, specifically LIBOR. The primary purpose of the Corporation's interest rate risk management activities is to hedge its exposure to changes in interest rates. The Corporation's Amended Credit Agreement requires that the interest be hedged on at least 50% of the current and projected borrowings under the Amended Credit Agreement for a period of at least 3 years beginning no later than March 29, 2012. In March 2012, the Corporation entered into two forward swap contracts to manage interest rate risk related to its Bank Term Loan and a portion of its Bank Revolver. The notional amount on the Bank Term Loan swap contract is $25,000 that amortizes in line with scheduled principal payments through maturity in December 2016 and has a fixed per annum interest rate of 0.44% in 2012 that incrementally increases to 2.22% by 2016. The notional amount on the Bank Revolver swap contract is $70,000 that amortizes in line with expected reductions in the related debt instrument through December 2022 and has a fixed per annum interest rate of 0.44% in 2012 that incrementally increase to 3.81% by 2022. These swap contracts, which had a fair value of $4,396 as of December 29, 2012, were designated as cash flow hedges of the future payments of variable rate interest with one-month LIBOR. In fiscal 2012, the Corporation recorded losses of $4,396 attributable to these cash flow hedges included in other comprehensive income, of which approximately $513 will be reclassified into earnings in the next twelve months.

In 2009, the Corporation entered into a forward swap contract to manage interest rate risk related to a portion of its current variable rate senior secured term loan. The Corporation hedged the future interest payments related to $64,100 of the then total outstanding term loan indebtedness originally due in 2011 pursuant to this forward swap contract. In connection with the refinancing of its debt in November 2010, the Corporation terminated and settled this swap contract. This swap contract, which had a fair value of ($385) at January 2, 2010, was designated as a cash flow hedge of the future payment of variable rate interest with three-month LIBOR fixed at 1.34% per annum in 2010.

In 2006, the Corporation entered into a forward swap contract to manage interest rate risk related to $40,000 of its then existing variable rate senior secured first lien term loan to a fixed payment obligation of 5.45% per annum for the period commencing July 3, 2006 and ending on June 10, 2011. In connection with the refinancing of its debt in November 2010, the Corporation terminated and settled this swap contract. This swap contract, which had a fair value of ($2,598) at January 2, 2010, was not designated as a cash flow hedge of the future variable rate payment of interest. The entire change in the fair value of this interest rate swap was recorded to derivative valuation (gain)/loss in the consolidated statements of operations. In Fiscal 2010, the Corporation recorded a gain of $1,328.

In June and July 2012, the Corporation entered into forward swap contracts to mitigate the impact of fluctuations in foreign currency on the statement of operations. As of December 29, 2012, the Corporation had contracts for the sale of 3,161 Euros which are settling in equal amounts over the twelve month period which began July 2012. These swap contracts, which had an aggregate value of $242 at December 29, 2012, were not designated as cash flow hedges and therefore the change in the fair value is immediately recorded in derivatives valuation gain in the consolidated statements of operations.

(In Thousands, Except Share and per Share Data)

10. Debt Arrangements

Long-term debt consists of the following:

	December 29, 2012	December 31, 2011
Bank term loan payable in quarterly installments beginning September 2012, plus interest at a variable rate, through December 2016	$ 47,222	$ 50,000
Senior subordinated term notes, plus interest at 14.0%, payable upon maturity at December 2017	66,002	65,000
Bank Revolver, due November 2015	98,000	149,873
Bank asset-backed term loan payable in monthly installments, plus interest at 2.75% through March 2012	—	348
	211,224	265,221
Less current portion	(11,111)	(5,904)
	$200,113	$259,317

On November 3, 2010, the Corporation refinanced its bank revolving line of credit and term loans, which were scheduled to mature in June 2011, with a revolving credit agreement (Credit Agreement) which is senior and secured with a total capacity of up to $200,000.On December 11, 2011, the Corporation amended its Credit Agreement (Amended Credit Agreement) to add a $50,000 bank term loan (Bank Term Loan) and an option to borrow an additional $50,000 in the form of an increase to the revolving line of credit or additional bank term loans, subject to approval by a majority of the lenders. Thus, the Amended Credit Agreement currently provides for a $200,000 revolving line of credit (Bank Revolver) and $50,000 of a Bank Term Loan.

Borrowings under the Amended Credit Agreement bear interest at a floating rate, which is either a base rate, or at our option, a London Interbank Offered Rate ("LIBOR") rate, plus an applicable margin. As of December 29, 2012, an aggregate of $145,222 was outstanding under this facility at a weighted average interest rate of 4.65%. The Corporation had one outstanding letter of credit as of December 29, 2012 in the amount of $100. The Bank Revolver requires no scheduled payments of principal until maturity in November 2015. The Bank Term Loan has quarterly scheduled principal payments of $2,778 which began September 2012 and will continue through maturity in December 2016.

The Amended Credit Agreement contains various financial covenants, including covenants requiring a maximum ratio of total debt to EBITDA (as defined in the Amended Credit Agreement) and minimum fixed charges ratio of EBITDA. The Amended Credit Agreement also contains covenants restricting certain corporate actions, including asset dispositions, acquisitions, payment of dividends and certain other restricted payments, changes of control, incurring indebtedness, incurring liens, making loans and investments and transactions with affiliates. The Amended Credit Agreement is secured by substantially all of the Corporation's U.S. subsidiary assets and also contains customary events of default. The Corporation was in compliance with all of its covenants as of December 29, 2012.

On December 29, 2011, the Corporation issued $65,000 of senior subordinated term notes (Term Notes) that mature on December 29, 2017. Amounts outstanding under the Term Notes bear interest at an annual rate of 14%. Interest is payable in cash, provided that the Corporation may elect to pay up to 2% of the interest rate in kind by adding that amount to the outstanding principal balance with compounding interest to accrue. The Corporation may elect to repay the outstanding principal amount at any time, provided that, (i) with respect to any prepayment made on or prior to December 29, 2013, Symmetry pays a Make-Whole Premium (as defined in the agreement), (ii) with respect to any prepayment made after December 29, 2013 but on or prior to December 29, 2014, the Corporation pays a prepayment premium of 4% of the amount prepaid, and (iii) with respect to any prepayment made after December 29, 2014 but on or prior to December 29, 2015, the

(In Thousands, Except Share and per Share Data)

10. Debt Arrangements – (continued)

Corporation pays a prepayment premium of 2% of the amount prepaid. The Corporation is also required to prepay amounts outstanding under the agreement using the Net Cash Proceeds (as defined in the Term Notes agreement) of certain asset sales and issuances of debt or equity made by the Corporation during the term of the Term Notes, in each case to the extent such Net Cash Proceeds are not used to repay the Corporation's senior indebtedness. The Corporation is also required to make an offer (a "Change in Control Offer") to prepay all of the amounts outstanding under the Term Notes at a price in cash equal to 101% of the outstanding principal amount thereunder in the event of a Change of Control (as defined in the Term Notes agreement). Each lender under the agreement may decline the Corporation's Change in Control offer or elect to accept the Change in Control Offer in whole or in part. All principal and accrued interest under the Term Notes must be repaid on December 29, 2017.

The Term Notes include customary representations, warranties and covenants made for the benefit of the parties to the agreement. The covenants include, but are not limited to, requirements to provide financial information and notice of other events to the lenders, as well as restrictions on the incurrence of indebtedness, the creation or existence of liens, sales of assets, transactions with affiliates and other matters. The Term Notes also include financial covenants, including covenants requiring a maximum ratio of total debt to EBITDA (as defined in the Term Notes Agreement) and ratio of minimum fixed charges to EBITDA.The agreement includes customary events of default, including but not limited to, failure to pay any principal, interest, fees or other amounts when due, default under any covenant or any agreement in any loan document (subject to cure periods in some cases), cross-default with other debt agreements and certain bankruptcy and insolvency events. While not secured by the Corporation's assets, repayment of amounts outstanding under the Term Notes is guaranteed by all of Symmetry's U. S. subsidiaries. The Corporation was in compliance with all of its covenants as of December 29, 2012.

In April 2012, our Penang, Malaysia unit renewed its existing short-term revolving line of credit of $8,000 which is renewable on an annual basis. The facility required interest only monthly payments at LIBOR, plus an applicable margin per year and the total outstanding amount was due upon maturity in April 2013. During December 2012, this agreement was paid in full and terminated. As of December 31, 2011, $6,567 was outstanding on the facility. Outstanding amounts on this Malaysian facility were secured by a standby letter of credit issued on the Corporation's U.S. Amended Credit Agreement.

In March 2010, our Sheffield, U.K. unit obtained a new £3,000 facility, comprised of a 24-month asset-based term note and short-term revolver facility. The term note matured in March 2012 with monthly payments plus interest at 2.75% per year. During 2012, the short-term revolver capacity was renewed in the amount of £1,000 and is due on demand and accrues interest at 3.50% per year. As of December 31, 2011, $348 was outstanding on the term loan. There were no borrowings on the short-term revolver as of December 29, 2012 or December 31, 2011. The revolver is secured by certain assets of our Sheffield, U.K. unit.

Maturities of long-term debt for the five years succeeding December 29, 2012 are as follows:

2013	11,111
2014	13,889
2015	109,111
2016	11,111
2017	66,002
Thereafter	—
	$211,224

(In Thousands, Except Share and per Share Data)

11. Leases

The Corporation has a capital lease arrangement through October 1, 2016 for its New Hampshire manufacturing facility. Beginning October 1, 2001, and every five years thereafter, including extensions, the annual base rent changes based on the Consumer Price Index. The Corporation has an option to extend the lease for an additional five-year period and has a right of first opportunity to purchase the leased property. Any leasehold improvements are depreciated over the shorter of the useful asset life or the minimum lease period. Additionally, the Corporation has entered into capital leases for various machinery and equipment.

Property and equipment and related accumulated amortization for building and equipment under capital leases are as follows:

	December 29, 2012	December 31, 2011
Buildings and improvements	$ 4,991	$ 4,991
Machinery and equipment	877	842
	$ 5,868	5,833
Less accumulated amortization	(4,727)	(4,359)
	$ 1,141	$ 1,474

Amortization of leased assets is included in depreciation expense.

Future minimum payments for capital leases are as follows at December 29, 2012:

2013	$ 962
2014	890
2015	890
2016	667
2017	—
Total minimum payments	3,409
Amounts representing interest	(1,500)
Present value of net minimum lease payments (including total current portion of $492)	$ 1,909

12. Income Taxes

Income before income taxes consisted of:

	Fiscal Year Ended		
	2012	2011	2010
Domestic	$13,206	$(2,745)	$17,899
Foreign	563	6,735	4,000
	$13,769	$ 3,990	$21,899

(In Thousands, Except Share and per Share Data)

12. Income Taxes – (continued)

Significant components of the Corporation's net deferred tax liabilities are as follows:

	December 29, 2012	December 31, 2011
Deferred tax asset		
Compensation	$ 2,181	$ 1,905
Inventory	4,102	4,442
Loss carryforwards	3,696	5,095
Credit Carryforwards	1,002	1,064
Derivative agreements	1,697	—
Other	3,920	3,238
	16,598	15,744
Valuation allowance	(5,833)	(4,537)
Total deferred tax asset	10,765	11,207
Deferred tax liability		
Intangibles	(13,974)	(11,576)
Property, plant and equipment	(6,823)	(10,594)
Total deferred tax liabilities	(20,797)	(22,170)
Deferred tax liabilities, net	$(10,032)	$(10,963)

Significant components of the income tax provision are as follows:

	Fiscal Year Ended		
	2012	2011	2010
Current:			
Federal	$2,166	$ 1,420	$4,722
State	178	166	263
Foreign	1,599	1,642	1,686
	3,943	3,228	6,671
Deferred	699	(2,130)	1,257
	$4,642	$ 1,098	$7,928

The provision for income taxes differs from that computed at the Federal statutory rate of 35% for 2012, 2011 and 2010 as follows:

	Fiscal Year Ended		
	2012	2011	2010
Tax at Federal statutory rate	$ 4,819	$1,397	$7,666
State income taxes	512	41	796
State tax credits	(116)	(117)	(130)
Foreign income taxes	(1,180)	(697)	(552)
Qualified production activities deduction	(210)	(139)	(551)
Research and development credits – current year	(72)	(433)	(315)
Valuation allowance	513	320	296
Reserve for uncertain tax positions	191	281	202
Other	185	445	516
	$ 4,642	$1,098	$7,928

12. Income Taxes – (continued)

At December 29, 2012, the Corporation had a net operating loss carryforward of approximately $15,341 and an associated deferred tax asset of $3,528 in the U.K. The U.K. carryforward has no expiration date, however, due to the uncertainty of the realization of the full benefit of the U.K. net operating loss carryforward, the Corporation has established a valuation allowance of $5,833 against its net deferred tax asset in the U.K., which includes the net operating loss carryforward. The Corporation has various multistate income tax net operating loss carryforwards which have been recorded as a deferred tax asset of approximately $168. No provision has been made for United States federal and state or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries because it is expected that such earnings will be reinvested in these foreign operations indefinitely. At December 29, 2012, we had an aggregate of $33,000 of unremitted earnings of foreign subsidiaries that have been or are intended to be permanently reinvested for continued use in foreign operations.

As of December 29, 2012, the total amount of unrecognized income tax benefits computed under ASC 740 was approximately $6,179, all of which, if recognized, would impact the effective income tax rate of the Corporation. As of December 29, 2012 and December 31, 2011, the Corporation had recorded a total of $856 and $665, respectively, in the consolidated balance sheets of accrued interest and penalties related to uncertain tax positions. Due to the expiration of statutes of limitations in various jurisdictions in 2013, it is reasonably possible the Corporation's reserve for uncertain tax positions could decrease by approximately $5,000 in the next twelve months. The Corporation has classified this reserve as long-term accrued income taxes in the consolidated balance sheets. As of December 29, 2012, the Corporation is subject to unexpired statutes of limitation for U.S. federal income taxes for the years 2008 – 2011. The Corporation is also subject to unexpired statutes of limitation for various states including most significantly Indiana, Michigan and New Hampshire generally for the years 2009 – 2011. During 2012, 2011 and 2010, the Corporation recorded $191, $241 and $232, respectively of interest and penalties in the consolidated statements of operations.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at January 2, 2010	$6,177
Additions based on tax positions – current year	—
Reductions for tax positions – prior years	(30)
Settlements	—
Balance at January 1, 2011	$6,147
Additions based on tax positions – current year	19
Additions for tax positions – prior years	78
Settlements	(65)
Balance at December 31, 2011	$6,179
Additions based on tax positions – current year	—
Additions for tax positions – prior years	—
Settlements	—
Balance at December 29, 2012	$6,179

13. Profit Sharing Plan

During fiscal 2012, the Corporation maintained a profit sharing plan, which qualifies for favorable tax treatment under Section 401(k) of the Internal Revenue Code. Contributions by the Corporation are based upon both discretionary and matching nondiscretionary amounts. The matching amounts represent a 50% match of employees' contributions, up to a maximum of $4 per participant per year. Expense recorded for the plans was $1,751, $1,708 and $768 for 2012, 2011 and 2010, respectively.

(In Thousands, Except Share and per Share Data)

14. Stock-Based Compensation Plans

The 2003 Stock Option Plan. The 2003 Stock Option Plan provides for the grant of nonqualified stock options to the Corporation's directors, officers and employees and other persons who provide services to us. A total of 907,167 shares of common stock are reserved for issuance under this plan. Options for 786,979 shares of common stock have been granted, although there have been no grants of stock options under this plan since 2004. These options vested ratably over a four year period as of the end of each of our fiscal years following a grant. Options granted under the 2003 Stock Option Plan are generally not transferable by the optionee, and such options must be exercised within 30 days after the end of an optionee's status as an employee, director or consultant (other than a termination by us for cause, as defined in the 2003 Stock Option Plan), within 180 days after such optionee's termination by death or disability, or within 90 days after such optionee's retirement, but in no event later than the expiration of the option term. All options were granted, as determined by its board of directors, at the fair market value of the Corporation's common stock on the date of grant. The term of all options granted under the 2003 Stock Option Plan may not exceed ten years.

The 2004 Amended and Restated Equity Incentive Plan. The 2004 Amended and Restated Equity Incentive Plan as amended ("the 2004 Incentive Plan") is designed to enable us to attract, retain and motivate our directors, officers, employees and consultants, and to further align their interests with those of the Corporation's stockholders, by providing for or increasing their ownership interests in our Corporation. The 2004 Incentive Plan provides for the issuance of stock options, stock appreciation rights ("SARs"), restricted stock, deferred stock, dividend equivalents, other stock-based awards and performance awards. Performance awards will be based on the achievement of one or more business or personal criteria or goals, as determined by the compensation committee. During 2012, the 2004 Incentive Plan was amended to increase the number of shares of common stock permitted for the grant of equity incentive awards by 1,710,000 shares. An aggregate of 3,383,333 shares of common stock are now reserved for issuance under the 2004 Incentive Plan, subject to certain adjustment reflecting changes in the Corporation capitalization.

The Corporation granted 300,000 shares of stock options to one employee during 2012. Stock options under the 2004 Incentive Plan generally are not transferable, and such options must be exercised within 30 days of termination by death or disability, or within 90 days after retirement, but in no event later than the expiration of the option term. Stock options are awarded with an exercise price equal to the market price on the date of grant, become fully exercisable five years after the date of grant and expire six years after the date of grant. The fair value of stock option awards is estimated on the date of grant using the Black-Scholes Option Pricing Model that uses the assumptions noted in the following table:

Valuation Assumptions	
Risk-free interest rate	0.75%
Expected volatility	48.00%
Expected dividend yield	—
Expected term	5.5 years

The expected volatility is based upon the Corporation's historical experience. The expected term represents the period of time that options granted are expected to be outstanding, is based on "simplified method" using the midpoint of the vesting and expiration period of each grant, due to the limited historical data. The risk-free interest rate utilized for periods throughout the contractual life of the options are based on U.S. Treasury security yields at the time of grant.

(In Thousands, Except Share and per Share Data)

14. Stock-Based Compensation Plans – (continued)

A summary of stock option activity and weighted-average exercise prices for the periods indicated are as follows:

	Number of Options	Weighted Average Price	Instrinsic Value
Outstanding at December 31, 2011	245,422	$3.26	$1,162
Granted	300,000	$7.69	—
Exercised	(193,481)	$3.04	—
Cancelled	—	—	—
Outstanding at December 29, 2012	351,941	$7.15	$1,146
Exercisable at December 29, 2012	51,941	$4.05	—

Range of Exercise	Number Outstanding	Weighted Average Remaining Life	Weighted Average Outstanding Price	Number Exercisable at December 29, 2012	Weighted Average Exercisable Price
$3.04 – $7.69	351,941	4.9 years	$7.15	51,941	$4.05

During 2012, the Corporation granted 300,000 stock options with aggregate fair values on the date of grant of $1,011. The estimated fair values of the stock options granted in 2012 were $3.37. The Corporation did not grant any options during 2011 or 2010. Intrinsic value for stock options is the difference between the current market value of the Corporations' stock and the option strike price. The total intrinsic value of stock options exercised during 2012, 2011 and 2010 were $1,056, $38 and $46, respectively. In 2012, the Corporation recorded compensation expense of $84 related to stock options grants. The Corporation had no compensation expense relating to stock options during 2011 or 2010. As of December 29, 2012, $927 of unrecognized compensation cost related to non-vested stock options is expected to be recognized over a weighted-average period of approximately 4.6 years.

Restricted stock is a grant of shares of common stock that may not be sold or disposed of, and that may be forfeited in the event of certain terminations of employment, prior to the end of a restricted period set by the compensation committee. A participant granted restricted stock generally has all of the rights of a shareholder, unless the compensation committee determines otherwise.

During 2012, the Corporation awarded 457,540 shares of performance based restricted stock to employees. Additionally, an aggregate of 51,096 shares of non-performance based restricted stock were granted to several employees during 2012 that have vesting schedules that vary by grant and range from immediately upon grant through four years. The Corporation also granted 96,096 shares of non-performance based restricted stock to directors that vest over three years with one-third vesting on December 21 of each year. The aggregate fair value of 2012 granted shares was $5,668.

During 2011, the Corporation awarded 112,696 shares of performance based restricted stock to employees. Additionally, an aggregate of 355,050 shares of non-performance based restricted stock were granted to several employees during 2011 that have vesting schedules that vary by grant and range from three months through five years. An additional 100,742 shares were granted to certain employees associated with the successful completion of the Codman acquisition which vested immediately. The Corporation also granted 88,326 shares of non-performance based restricted stock to directors that vest over three years with one-third vesting on December 21 of each year. A total of 57,005 shares were granted in 2011 that contained market conditions which were not achieved and therefore the stock was never earned. The total fair value of this grant was $506 as determined by the Monte Carlo Method and will be expensed over the three year service period unless the employee is no longer an employee of the Corporation. Awards that are subject to

(In Thousands, Except Share and per Share Data)

14. Stock-Based Compensation Plans – (continued)

performance conditions are expensed based on the probability that these conditions will be achieved. The aggregate fair value of 2011 granted shares was $5,598.

During 2010, the Corporation awarded 65,667 shares of performance based restricted stock to employees. The Corporation also granted 44,400 shares of non-performance based restricted stock to directors that vest over three years with one-third vesting on December 21 each year. The aggregate fair value of 2010 granted shares was $1,057.

In 2012, 2011 and 2010, the Corporation recorded compensation expense of $3,948, $3,672 and $1,197, respectively, related to restricted stock grants. The Corporation's policy is to recognize expense for awards subject to graded or cliff vesting using the straight-line attribution method. As of December 29, 2012, the Corporation had unearned compensation cost related to unvested restricted stock awards of $4,693 which will be expensed through 2016.

A summary of all restricted stock activity for the period indicated below is as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2011	665,700	$10.47
Granted	717,427	7.92
Vested	(248,094)	10.07
Cancelled	(92,061)	11.05
Outstanding at December 29, 2012	1,042,972	$ 9.08

The total fair value of restricted stock that vested during 2012, 2011 and 2010 was $2,245, $1,957 and $342, respectively.

15. Employee Stock Purchase Plan

2004 Employee Stock Purchase Plan. The 2004 Amended and Restated Employee Stock Purchase Plan as amended ("The 2004 Employee Stock Purchase Plan") is designed to provide an incentive for our domestic employees to purchase our common stock and acquire a proprietary interest in the Corporation. Persons who subsequently are employed by us or one of our designated subsidiaries are eligible upon employment and must be an employee as of an offering date of an exercise period. During 2012, the 2004 Employee Stock Purchase Plan was amended to clarify that eligible compensation includes commissions earned by the Corporation's salespeople. The Amendment also provided that fractional shares may be purchased to facilitate recordkeeping and avoid participants retaining an amount less than the price of a single share in their accounts after each purchase.

Each participant is granted an option to purchase shares of the Corporation's common stock at the beginning of each 6-month "offering period" under the plan, on each "exercise date," during the offering period. Exercise dates occur on the last date on which the NYSE is open for trading prior to each May 31 and November 30. During 2011, the exercise dates were changed from June 30 and December 31. Participants purchase the shares of the Corporation's common stock through after-tax payroll deductions, not to exceed 10% of the participant's total base salary on each payroll date. No participant may purchase more than 750 shares of common stock on any one exercise date or more than $25 of common stock in any one calendar year. The purchase price for each share is 95% of the fair market value of such share on the exercise date. If a participant's employment with the Corporation or one of its designated subsidiaries terminates, any outstanding option of that participant also will terminate.

(In Thousands, Except Share and per Share Data)

15. Employee Stock Purchase Plan – (continued)

A total of 600,000 shares of the Corporation's common stock are reserved for issuance over the term of the plan. On November 30, 2012, 8,313 shares of the Corporation's common stock were purchased by the participants in the plan at a price of $9.26 per share. On May 31, 2012, 10,079 shares of the Corporation's common stock were purchased by the participants in the plan at a price of $7.35 per share. On November 30, 2011, 9,777 shares of the Corporation's common stock were purchased by the participants in the plan at a price of $7.44 per share. On May 31, 2011, 6,439 shares of the Corporation's common stock were purchased by the participants in the plan at a price of $9.71 per share. This plan is non-compensatory.

The Corporation will terminate this Plan subsequent to the completion of the May 2013 purchase.

UK Share Incentive Plan 2006. The UK Share Incentive Plan 2006 was designed to provide an incentive for our employees in the United Kingdom to purchase our common stock and acquire a proprietary interest in the Corporation. Each person who was employed by the Corporation's designated subsidiaries were eligible if they have completed six months of service and remained permanent employees during the entire qualifying period. A total of 300,000 shares of the Corporation's common stock were reserved for issuance over the term of the plan; however, no shares were issued under this plan and the Corporation terminated this plan on February 28, 2012.

16. Segment Reporting

In connection with the Codman surgical instrumentation & the Olsen Medical acquisitions and the CEO's implementation of a new reporting structure in the fourth quarter of 2011, the Corporation determined they had two reportable segments as of December 29, 2012 and December 31, 2011 under the provisions of ASC 820 as opposed to one as of January 1, 2011: OEM Solutions and Symmetry Surgical. OEM Solutions primarily designs, develops and manufactures surgical instruments, implants and cases for orthopedic device companies and companies in other medical device markets such as arthroscopy, dental, laparoscopy, osteobiologic and endoscopy. OEM Solutions also manufactures specialized non-healthcare products, primarily in the aerospace industry. OEM Solutions manages its business in multiple operating segments. Because of the similar economic characteristics of these operations, including the nature of the products, comparable level of FDA regulations, and same or similar customers, those operations have been aggregated for segment reporting purposes. Symmetry Surgical is the Corporation's hospital direct business which sells a broad range of reusable stainless steel and titanium surgical hand-held instruments and retractor systems, sterile disposable surgical products (vein strippers, SECTO dissectors, tonsil sponges and surgical marker pens), and sterilization containers. These products are typically used in the surgical specialties of spine, general/OB-GYN, microsurgery/neurosurgery, orthopedics, laparoscopy, cardiovascular, thoracic and general surgery in the hospital setting as well as surgery centers and in select physician offices. Symmetry Surgical was formed upon the acquisition of the surgical instrumentation business of Codman.

The Corporation is a multi-national company with operations in the U. S., United Kingdom, France, Ireland, Malaysia and Germany. As a result, the Corporation's financial results can be impacted by currency exchange rates in the foreign markets in which the Corporation sells its products. Revenues are attributed to geographic locations based on the location to which products are shipped.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies except that the Corporation evaluates segment performance based on income from operations. Beginning January 1, 2012, the Corporation began allocating certain administrative corporate charges to the OEM Solutions and Symmetry Surgical reportable segments. Prior periods have been restated to reflect the allocation of these charges. Other Corporation charges, such as interest, income taxes and remaining unallocated administrative charges have not been allocated to the OEM Solutions or Symmetry Surgical reportable segments.The Corporation generally accounts for intersegment sales and transfers at cost plus a specified mark-up.

SYMMETRY MEDICAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share and per Share Data)

16. Segment Reporting – (continued)

Reportable segment information is as follows:

	Year Ended December 29, 2012					
	OEM Solutions	Symmetry Surgical	Unallocated	Combined segments	Eliminations	Consolidated Total
Revenues						
External revenues	$303,265	$107,240	—	$410,505	—	$410,505
Intersegment revenues	9,929	342	—	10,271	$(10,271)	—
Total revenues	313,194	107,582	—	420,776	(10,271)	410,505
Depreciation and amortization	18,490	6,542	$ 213	25,245	—	25,245
Operating income (loss)	25,792	18,226	(11,192)	32,826	219	33,045
Interest expense						19,620
Derivatives valuation gain						(242)
Other						(102)
Income before income taxes						13,769
Total assets	370,704	214,391	20,223	605,318	—	605,318
Capital expenditures	8,246	2,298	213	10,757	—	10,757

	Year ended December 31, 2011					
	OEM Solutions	Symmetry Surgical	Unallocated	Combined segments	Eliminations	Consolidated Total
Revenues						
External revenues	$319,547	$ 39,499	—	$359,046	—	$359,046
Intersegment revenues	7,195	387	—	7,582	$(7,582)	—
Total revenues	326,742	39,886	—	366,628	(7,582)	359,046
Depreciation and amortization	20,124	978	$ 195	21,297	—	21,297
Operating income (loss)	23,183	(775)	(14,156)	8,252	—	8,252
Interest expense						3,862
Other						400
Income before income taxes						3,990
Total assets	411,143	206,308	21,414	638,865	—	638,865
Capital expenditures	13,081	473	112	13,666	—	13,666

(In Thousands, Except Share and per Share Data)

16. Segment Reporting – (continued)

	Year ended January 1, 2011					
	OEM Solutions	Symmetry Surgical	Unallocated	Combined segments	Eliminations	Consolidated Total
Revenues						
External revenues	$326,007	$34,823	—	$360,830	—	$360,830
Intersegment revenues	7,281	41	—	7,322	$(7,322)	—
Total revenues	333,288	34,864	—	368,152	(7,322)	360,830
Depreciation and amortization	20,256	722	151	21,129	—	21,129
Operating income (loss)	34,134	1,580	(7,506)	28,208	—	28,208
Interest expense						5,698
Loss on debt extinguishment						828
Derivatives valuation gain						(1,328)
Other						1,111
Income before income taxes						21,899
Total assets	410,768	28,882	10,304	449,954	—	449,954
Capital expenditures	15,248	530	139	15,917	—	15,917

Revenues to External Customers:

	Fiscal Year Ended		
	2012	2011	2010
United States	$302,558	$261,327	$267,808
Ireland	22,362	22,473	31,748
United Kingdom	30,203	29,397	27,894
Other foreign countries	55,382	45,849	33,380
Total revenues	$410,505	$359,046	$360,830

Long-Lived Assets:

	Fiscal Year Ended		
	2012	2011	2010
United States	$60,292	$ 66,596	$ 71,942
United Kingdom	25,499	25,683	27,449
Ireland	3,116	2,605	2,537
Other foreign countries	9,139	8,479	5,951
Total long-lived assets	$98,046	$103,363	$107,879

Concentration of Credit Risk:

Financial instruments that potentially subject the Corporation to concentration of credit risk consist principally of accounts receivable. A significant portion of the Corporation's sales are derived from our top ten customers, all in the orthopedic device market, and, as such, the Corporation is directly affected by the condition of those customers and that industry. However, the credit risk associated with the trade receivables is partially mitigated due to the stability of those customers. The Corporation performs ongoing credit evaluations of its customers and does not require collateral or other security from its customers.

(In Thousands, Except Share and per Share Data)

16. Segment Reporting – (continued)

A substantial portion of the Corporation's net revenues is derived from a limited number of customers. Net revenue from customers of the Corporation which individually account for 10% or more of the Corporation's net revenue is as follows:

2012 — one customer represented approximately 32.4% of revenues, however, excluding the Codman related transitional services agreement, this customer would have represented 29.9%.

2011 — two customers represented approximately 31.6% and 11.2% net revenues, respectively.

2010 — three customers represented approximately 32%, 10% and 10% of net revenues, respectively.

The customers listed above, which are OEM Solution customers, with the exception of the Codman related transitional services agreement, comprised approximately 28%, 41% and 41% of the accounts receivable balance at December 29, 2012, December 31, 2011 and January 1, 2011, respectively.

Following is a summary of the composition by segment and product category of the Corporation's net revenues to external customers.

	Fiscal Year Ended		
Sales by product	**2012**	**2011**	**2010**
OEM Solutions Revenue			
Instrument	$115,154	$115,271	$117,601
Implant	101,957	103,328	111,253
Cases	58,545	75,847	74,730
Other	27,609	25,101	22,423
Total OEM Solutions Revenue	303,265	319,547	326,007
Total Symmetry Surgical Revenue	107,240	39,499	34,823
Total Revenue	$410,505	$359,046	$360,830

17. Accounts Receivable Factoring

In January 2012, the Corporation entered into an agreement with an unrelated third-party for the factoring of specific accounts receivable in the U.K. to reduce the amount of working capital required to fund such receivables. The factoring of accounts receivable under this agreement is accounted for as a sale in accordance with ASC 860, *Transfers and Servicing*. Proceeds on the transfer reflect the face value of the account less a discount. The discount is recorded as a charge in general and administrative expenses in the consolidated statement of operations in the period of the sale. Net funds received reduced accounts receivable outstanding while increasing cash. The Corporation has no retained interests, nor any continuing involvement or servicing liabilities related to the accounts receivable that have been sold. For fiscal 2012, the Corporation sold $7,024 of accounts receivable pursuant to this agreement, which represents the face amount of total outstanding receivables at the time the receivables are sold. Fees paid pursuant to this agreement were $50 for fiscal 2012.

18. Net Income per Share

The following table sets forth the computation of earnings per share (shares in thousands).

	Fiscal Year Ended		
	2012	2011	2010
Earnings per share — Basic:			
Net income	$ 9,127	$ 2,892	$13,971
Less: Undistributed earnings allocated to nonvested stock	(36)	(20)	(128)
Income available to common shares – Basic	9,091	2,872	13,843
Weighted-average common shares outstanding – Basic	35,987	35,576	35,451
Earnings per share – Basic	$ 0.25	$ 0.08	$ 0.39
Earnings per share – Diluted:			
Net income	$ 9,127	$ 2,892	$13,971
Weighted-average common shares outstanding – Basic	35,987	35,576	35,451
Effect of dilution	431	445	359
Weighted-average common shares outstanding – Diluted	36,418	36,021	35,810
Earnings per share – Diluted	$ 0.25	$ 0.08	$ 0.39

19. Facility Closure and Severance Costs

Results of operations for fiscal 2012, 2011 and 2010 include pre-tax charges of $622, $2,710 and $961, respectively, associated with employee cost reduction and efficiency actions as well as the consolidation of our Auburn, ME facility into other facilities that produce similar products in fiscal 2010. In fiscal 2012 and 2011, these charges were comprised entirely of severance costs. In fiscal 2010, these costs are comprised of $628 of severance costs and an additional $333 of asset impairment and moving expenses. As of December 29, 2012 and December 31, 2011, severance accruals related to these cost reduction and efficiency actions totaled $177 and $605, respectively, and are included in other accrued expenses in the consolidated balance sheets. The decrease in the accrual from December 31, 2011 to December 29, 2012 represents severance charges paid during 2012.

20. Commitments and Contingencies

Operating Leases. The Corporation has various operating leases, primarily for equipment and vehicles. Total rental expense for these operating leases amounted to $2,869, $2,671 and $1,931 in 2012, 2011 and 2010, respectively. At December 29, 2012, future minimum payments for operating leases with initial terms of one year or more are as follows: $2,174 in 2013; $1,278 in 2014; $693 in 2015; $475 in 2016; $191 in 2017 and $77 thereafter.

Unconditional Purchase Obligations. The Corporation has contracts to purchase minimum quantities of plastic, cobalt chrome and titanium through July 2014. Based on contractual pricing at December 29, 2012, the minimum purchase obligations total $16,685. Purchases under plastic, titanium and cobalt chrome contracts were approximately $9,469 in 2012. These purchases are not in excess of our forecasted requirements. Additionally, as of December 29, 2012, the Corporation has $1,502 of commitments to complete capital projects in progress.

20. Commitments and Contingencies – (continued)

Legal & Environmental Matters. The Corporation is involved, from time to time, in various contractual, product liability, patent (or intellectual property) and other claims and disputes incidental to its business.

Currently, there is no environmental or other litigation pending or, to the knowledge of the Corporation, threatened, that the Corporation expects to have a material adverse effect on its financial condition, results of operations or liquidity. While litigation is subject to uncertainties and the outcome of litigated matters is not predictable with assurance, the Corporation currently believes that the disposition of all pending or, to the knowledge of the Corporation, threatened claims and disputes, individually or in the aggregate, should not have a material adverse effect on the Corporation's consolidated and combined financial condition, results of operations or liquidity.

21. Quarterly Results of Operations (Unaudited)

The Corporation's fiscal year end is the 52 or 53 week period ending the Saturday closest to December 31. Fiscal 2012 and 2011 were 52 week years. The following quarterly results of operations refer to these financial periods (in thousands, except per share data):

	Fiscal Year 2012				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
	(in thousands except per share data)				
Revenue	$100,685	$102,335	$100,929	$106,556	$410,505
Gross profit	25,144	26,771	28,226	28,915	109,056
Net income (loss)	830	1,636	3,738	2,923	9,127
Earnings per share:					
Basic	$ 0.02	$ 0.05	$ 0.10	$ 0.08	$ 0.25
Diluted	$ 0.02	$ 0.05	$ 0.10	$ 0.08	$ 0.25

	Fiscal Year 2011				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
	(in thousands except per share data)				
Revenue	$95,778	$94,721	$84,039	$84,508	$359,046
Gross profit	19,323	22,228	15,754	13,844	71,149
Net income (loss)	1,362	4,175	527	(3,172)	2,892
Earnings per share:					
Basic	$ 0.04	$ 0.12	$ 0.01	$ (0.09)	$ 0.08
Diluted	$ 0.04	$ 0.12	$ 0.01	$ (0.09)	$ 0.08

The sum of the quarters may not equal the year to date amounts due to rounding.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Symmetry Medical Inc.:

We have audited the accompanying consolidated balance sheets of Symmetry Medical Inc. as of December 29, 2012 and December 31, 2011, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flow for each of the three years in the period ended December 29, 2012. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Symmetry Medical Inc. at December 29, 2012 and December 31, 2011, and the consolidated results of its operations, comprehensive income, and its cash flow for each of the three years in the period ended December 29, 2012, in conformity with US generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Symmetry Medical Inc.'s internal control over financial reporting as of December 29, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2013, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Indianapolis, Indiana
March 8, 2013

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Symmetry Medical Inc. (the Corporation) is responsible for establishing and maintaining adequate internal control over financial reporting. The Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 29, 2012, based on criteria for effective internal control over financial reporting described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, we have concluded that internal control over financial reporting is effective as of December 29, 2012.

Ernst and Young, LLP the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report, have also issued an attestation report on the effectiveness of internal control over financial reporting which appears on the following page.

/s/ Thomas J. Sullivan
Thomas J. Sullivan
Chief Executive Officer

/s/ Fred L. Hite
Fred L. Hite
Chief Financial Officer
March 8, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Symmetry Medical Inc.

We have audited Symmetry Medical Inc.'s internal control over financial reporting as of December 29, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Symmetry Medical Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Symmetry Medical, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 29, 2012, based on the COSO criteria

We also have audited, in accordance with the standards of Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Symmetry Medical, Inc. as of December 29, 2012 and December 31, 2011, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flow for each of the three years in the period ended December 29, 2012 of Symmetry Medical, Inc. and our report dated March 8, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Indianapolis, Indiana
March 8, 2013

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures.

Evaluation of Disclosure Controls and Procedures. In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), as of the end of the period covered by this Annual Report on Form 10-K, the Corporation's management evaluated, with the participation of the Corporation's Chief Executive Officer and Senior Vice President and Chief Financial Officer, the effectiveness of the design and operation of the Corporation's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer and Senior Vice President and Chief Financial Officer have concluded that the disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K to ensure that information required to be disclosed by the Corporation in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the Securities and Exchange Commission rules and forms, and to ensure that information required to be disclosed by the Corporation in the reports it files or submits under the Exchange Act is accumulated and communicated to the Corporation's management, including its Chief Executive Officer and Senior Vice President and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosure.

(b) Changes in Internal Control Over Financial Reporting.

Changes in Internal Controls. There were no changes in the Corporation's internal control over financial reporting that occurred during the quarter ended December 29, 2012 that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting. The report of management required under this Item 9A can be found on page 91 of this Form 10-K under the heading "Management's Report on Internal Control over Financial Reporting."

Symmetry Medical's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the effectiveness of the Corporation's internal control over financial reporting. This report appears on page 90 of this Form 10-K under the heading "Report of Independent Registered Public Accounting Firm."

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required to be furnished pursuant to Item 10 with respect to directors and corporate governance is incorporated herein by reference from the sections entitled "Governance of the Corporation" and "Information on Directors and Executive Officers" in our Proxy Statement for the 2013 Annual Meeting of Shareholders which we will file with the Securities and Exchange Commission no later than 120 days after the end of our fiscal year.

Item 11. Executive Compensation

The information required to be furnished pursuant to Item 11 is incorporated herein by reference from the sections entitled "Executive Compensation" and "Compensation Discussion and Analysis" in our Proxy Statement for the 2013 Annual Meeting of Shareholders which we will file with the Securities and Exchange Commission no later than 120 days after the end of our fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required to be furnished pursuant to Item 12 is incorporated herein by reference from the sections entitled "Stock Ownership of Directors and Executive Officers" and "Stock Ownership of Certain Beneficial Owners" in our Proxy Statement for the 2013 Annual Meeting of Shareholders which we will file with the Securities and Exchange Commission no later than 120 days after the end of our fiscal year.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required to be furnished pursuant to Item 13 is incorporated herein by reference from the sections entitled "Governance of the Corporation" and "Related Party Transactions" in our Proxy Statement for the 2013 Annual Meeting of Shareholders which we will file with the Securities and Exchange Commission no later than 120 days after the end of our fiscal year.

Item 14. Principal Accounting Fees and Services

The information required to be furnished pursuant to Item 14 is incorporated herein by reference from the section entitled "Audit and Non-Audit Fees" in our Proxy Statement for the 2013 Annual Meeting of Shareholders which we will file with the Securities and Exchange Commission no later than 120 days after the end of our fiscal year.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) See Part II, Item 8 for an index of the Corporation's consolidated financial statements.

(b) Exhibits:

2.1 Asset Purchase Agreement between Codman & Shurtleff, Inc. and Specialty Surgical Instrumentation, Inc., and Symmetry Medical Inc., dated December 11, 2011 (incorporated by reference to Exhibit 2.1 of our Form 8-K filed December 13, 2011).

Articles of Incorporation and Bylaws

3.1 Amended and Restated Certificate of Incorporation of Symmetry Medical Inc. (incorporated by reference to Exhibit 3.2 of Amendment No. 3 to our Registration Statement, on Form S-1/A, filed July 22, 2004).

3.2 Amended and Restated Bylaws of Symmetry Medical Inc., as amended through March 24, 2005 (incorporated by reference to Exhibit 3.2 from our 2004 Annual Report on Form 10-K, filed March 25, 2005).

Instruments Defining the Rights of Security Holders, Including Indentures

4.1 Form of Common Stock certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 3 to our Registration Statement, on Form S-1/A, filed July 22, 2004).

Material Contracts

10.1 † Stock Option Agreement between Symmetry Medical Inc. and Thomas J. Sullivan dated July 27, 2012 (incorporated by reference to Exhibit 10.1 of our Form 8-K filed August 2, 2012).

10.10† Symmetry Medical Inc. 2003 Stock Option Plan (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form S-1, filed May 28, 2004).

10.11† Form of Nonqualified Stock Option Agreement issued under 2003 Stock Option Plan (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form S-1, filed May 28, 2004).

10.13† Symmetry Medical Inc. Amended and Restated 2004 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.13 from our 2004 Annual Report on Form 10-K, filed March 25, 2005).

10.14† Amendment to Symmetry Medical Inc. 2004 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.14 from our 2004 Annual Report on Form 10-K, filed March 25, 2005).

10.15† Employment Agreement, dated as of June 11, 2003, by and between Symmetry Medical Inc. and Brian S. Moore (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form S-1, filed May 28, 2004).

10.16† Employment Agreement, dated as of January 6, 2004, by and between Symmetry Medical Inc. and Fred L. Hite (incorporated by reference to Exhibit 10.17 of Amendment No. 4 to our Registration Statement, on Form S-1/A, filed July 30, 2004).

10.40† Form of Restricted Stock Agreement (Key Employees) (incorporated by reference to Exhibit 10.1 to our Form 8-K filed May 30, 2008).

10.41† Form of Restricted Stock Agreement (Non-Employee Directors) (incorporated by reference to Exhibit 10.2 to our Form 8-K filed May 30, 2008).

10.42† Form of Restricted Stock Agreement (Key Employees) issued under Amendment No. 1 to the Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.42 to our Form 10-Q filed August 7, 2009).

10.44† Symmetry Medical Inc. Amendment No. 1 to the Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to our Form DEF 14A filed May 1, 2009.)

10.45† Amended employment agreement, dated May 4, 2010, by and between Symmetry Medical Inc. and Brian S. Moore (incorporated by reference to Exhibit 10.45 to our Form 10-Q filed May 11, 2010).

10.46† Employment Agreement, dated May 4, 2010, by and between Symmetry Medical Inc. and Fred Hite (incorporated by reference to Exhibit 10.45 to our Form 10-Q filed May 11, 2010).

10.47†	Employment Agreement, dated May 4, 2010, by and between Symmetry Medical Inc. and D. Darin Martin and Michael Curtis (incorporated by reference to Exhibit 10.45 to our Form 10-Q filed May 11, 2010).
10.48†	Form of Restricted Stock Agreement (CEO) issued under Amendment No. 1 to the Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit 10.45 to our Form 10-Q filed May 11, 2010).
10.49†	Form of Restricted Stock Agreement (Key Employees) issued under Amendment No. 1 to the Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit 10.45 to our Form 10-Q filed May 11, 2010).
10.50†	Compromise Agreement of Mr. Hynes (incorporated by reference to Exhibit 99.1 to our Form 8-K filed June 16, 2010).
10.51†	Second Amendment to Employment Agreement, dated as of June 10, 2010, by and between Symmetry Medical Inc. and Brian S. Moore (incorporated by reference to Exhibit 99.2 to our Form 8-K filed June 16, 2010).
10.53†	Credit Agreement, dated November 3, 2010, among Symmetry Medical Inc. as borrower, JPMorgan Chase Bank, N.A. as Administrative Agent, the lenders identified on the signature pages thereto, Wells Fargo Bank, National Association as Syndication Agent and Fifth Third Bank, Bank of America, N.A. and PNC Bank National Association as Co-Documentation Agents (incorporated by reference to EX-99.1 to our Form 8-K filed November 9, 2010).
10.54†	Third Amendment to Employment Agreement with Mr. Moore, dated January 17, 2011 (incorporated by reference to Exhibit 10.1 to our Form 8-K filed January 19, 2011).
10.55†	Employment Agreement with Mr. Sullivan, dated January 17, 2011 (incorporated by reference to Exhibit 10.2 to our Form 8-K filed January 19, 2011).
10.56†	Executive Benefit Agreement with Mr. Sullivan, dated January 17, 2011 (incorporated by reference to Exhibit 10.3 to our Form 8-K filed January 19, 2011).
10.57†	Bonus Agreement with Mr. Hite, dated January 11, 2011 (incorporated by reference to Exhibit 10.4 to our Form 8-K filed January 19, 2011).
10.58†	Form of Transition Retention Bonus Agreement (incorporated by reference to Exhibit 10.1 to our Form 8-K filed February 3, 2011).
10.59†	Form of Key Employee Restricted Stock Agreement (incorporated by reference to Exhibit 10.2 to our Form 8-K filed February 3, 2011).
10.60†	Form of Restricted Stock Agreement (Key Employees) issued under Amendment No. 1 to the Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit 10.60 to our Form 10-Q filed May 6, 2011.
10.61†	Restricted Stock Agreement between Symmetry Medical Inc. and Thomas J. Sullivan dated April 28, 2011 (incorporated by reference to Exhibit 10.60 to our Form 10-Q filed August 9, 2011).
10.62	Asset Purchase Agreement, dated August 3, 2011, between SMA Acquisition, LLC and PSC Industries, Inc. (incorporated by reference to Exhibit 10.61 to our Form 10-Q filed August 9, 2011).
10.63	First Amendment to Credit Agreement entered into by Symmetry Medical Inc. and Wells Fargo Securities, LLC and JPMorgan Chase Bank, N.A., dated December 11, 2011 (incorporated by reference to Exhibit 10.1 of our Form 8-K filed December 15, 2011).
10.64	Senior Subordinated Credit Agreement among Symmetry Medical Inc., JPMorgan Mezzanine Capital LLC/FS Investment Corporation and GSO/Blackstone Debt Funds Management LLC dated December 29, 2011 (incorporated by reference to Exhibit 10.1 of our Form 8-K filed January 5, 2012).
10.65†	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.2 of our Form 8-K filed January 5, 2012).
10.66†	Asset Purchase Agreement between Codman & Shurtleff, Inc. and Specialty Surgical Instrumentation, Inc., and Symmetry Medical Inc., dated December 11, 2011 (incorporated by reference to Exhibit 2.1 of our Form 8-K filed December 15, 2011). See Exhibit 2.1
10.67†	Restricted Stock Agreement between Symmetry Medical Inc. and Thomas J. Sullivan dated March 1, 2012 (incorporated by reference to Exhibit 10.67 of our Form 10-K filed March 15, 2012).

10.68† Form of Key Employee Restricted Stock Agreement (incorporated by reference to Exhibit 10.68 of our Form 10-K filed March 15, 2012).

10.69† Amendment No. 3 to Amended and Restated 2004 Equity Incentive Amended Plan (incorporated by reference to Exhibit 10.70 of our Form 10-Q filed May 8, 2012).

10.70† First Amendment to Executive Benefit Agreement between Symmetry Medical Inc. and Thomas J. Sullivan dated August 3, 2012 (incorporated by reference to Exhibit 10.70 of our Form 10-Q filed August 3, 2012).

10.71† Amended Employment Agreement between Symmetry Medical Inc. and Fred Hite dated August 3, 2012 (incorporated by reference to Exhibit 10.71 of our Form 10-Q filed August 3, 2012)

10.72† Form of Amended Employment Agreement between Symmetry Medical Inc. and D. Darin Martin and David C. Milne and Christopher Huntington dated August 3, 2012 (incorporated by reference to Exhibit 10.72 of our Form 10-Q filed August 3, 2012)

10.73† 2004 Employee Stock Purchase Plan, as amended June 1, 2005 and November 16, 2012 (incorporated by reference to Exhibit 10.73 of our Form 8-K filed November 19, 2012).

Other

21.1 List of Subsidiaries.*

23.1 Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP.*

24.1 Power of Attorney.*

Executive Officer Certifications

31.1 Certification of Chief Executive Officer required by Item 307 of Regulation S-K as promulgated by the Securities and Exchange Commission and pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

31.2 Certification of Chief Financial Officer required by Item 307 of Regulation S-K as promulgated by the Securities and Exchange Commission and pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

32.1 Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

XBRL

101.INS XBRL Instance Document.~

101.SCH XBRL Taxonomy Extension Schema Document.~

101.CAL XBRL Taxonomy Extension Calculation Linkbase Document.~

101.DEF XBRL Taxonomy Extension Definition Linkbase Document.~

101.LAB XBRL Taxonomy Extension Label Linkbase Document.~

101.PRE XBRL Taxonomy Extension Presentation Linkbase Document.~

---

† Indicates management contract or compensatory plans or arrangements required to be filed as an exhibit.

* Filed concurrently herewith.

~ In accordance with Rule 406T under Regulation S-T, the XBRL-related information in Exhibit 101 shall be deemed "furnished" and not "filed."

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYMMETRY MEDICAL INC.

March 8, 2013

By: /s/ Thomas J. Sullivan
Thomas J. Sullivan
Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Name	Title	Date
/s/ Thomas J. Sullivan Thomas J. Sullivan	Chief Executive Officer, President and Director (Principal Executive Officer)	March 8, 2013
/s/ Fred L. Hite Fred L. Hite	Senior Vice President, Chief Financial Officer	March 8, 2013
/s/ Ronda L. Harris Ronda L. Harris	Chief Accounting Officer	March 8, 2013
* Craig B. Reynolds	Director	March 8, 2013
* Francis T. Nusspickel	Director	March 8, 2013
* James S. Burns	Director	March 8, 2013
* John S. Krelle	Director	March 8, 2013
* Robert G. Deuster	Director	March 8, 2013

* By: /s/ Fred L. Hite
Fred L. Hite
Attorney-in-fact
Pursuant to Power of Attorney
(Exhibit 24.1 hereto)

Exhibit 21.1

The companies listed below are the primary subsidiaries of the Corporation. The financial data for these subsidiaries comprised the Corporation's consolidated financial statements.

Name of Company	Organized Under Laws of
Domestic:	
Olsen Medical, LLC	Delaware
Symmetry Medical Manufacturing Inc.	Delaware
Symmetry Medical International Inc.	Delaware
Symmetry Surgical International Inc.	Delaware
Specialty Surgical Instrumentation, Inc. (d/b/a Symmetry Surgical Inc.)	Tennessee
S.S.I.I. LP, LLC	Delaware
Symmetry Surgical IP, LLC	Delaware
Symmetry Medical SSI Real Estate, LLC	Tennessee
SMA Real Estate, LLC	Maine
Symmetry New Bedford Real Estate, LLC	Delaware
International:	
Symmetry Medical Cheltenham, Limited	England
PolyVac France S.A.R.L.	France
Symmetry Medical Poly-Vac S.A.S.	France
Symmetry Medical Sheffield LTD	England
Whedon, Limited	England
Clamonta, Limited	England
Symmetry Medical Switzerland SA	Switzerland
Symmetry Medical Malaysia, SDN	Malaysia
Introfocus, Limited	England
Symmetry Medical Ireland, Ltd.	Ireland
Symmetry Medical Germany, GmbH	Germany
Symmetry Surgical Netherlands, CV	Netherlands
Symmetry Surgical Netherlands, BV	Netherlands

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

- Registration Statement (Form S-8 No. 333-123610) pertaining to the Symmetry Medical, Inc. 2004 Employee Stock Purchase Plan,
- Registration Statement (Form S-8 No. 333-123609) pertaining to the Symmetry Medical, Inc. Amended and Restated 2004 Equity Incentive Plan, the Symmetry Medical, Inc. 2003 Stock Option Plan and the Symmetry Medical, Inc. 2002 Stock Option Plan,
- Registration Statement (Form S-8 No. 333-123607) pertaining to the Symmetry Medical, Inc. 401(k) plan, and
- Registration Statement (Form S-8 No. 333-183003) pertaining to the Symmetry Medical, Inc. Amendment No.3 to the Amended and Restated 2004 Equity Incentive Plan;

of our reports dated March 8, 2013, with respect to the consolidated financial statements of Symmetry Medical, Inc. and the effectiveness of internal control over financial reporting of Symmetry Medical, Inc., included in this Annual Report (Form 10-K) of Symmetry Medical, Inc. for the year ending December 29, 2012.

/s/ Ernst & Young LLP
Indianapolis, IN
March 8, 2013

Exhibit 24.1

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose name appears below constitutes and appoints Thomas J. Sullivan and Fred L. Hite and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to sign the Annual Report on Form 10-K for the year ending December 29, 2012, of Symmetry Medical Inc. and any or all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

This power of attorney has been signed as of the 8th day of March, 2013, by the following persons:

/S/ FRANCIS T. NUSSPICKEL
Francis T. Nusspickel,
Director

/S/ JOHN S. KRELLE
John S. Krelle,
Director

/S/ ROBERT G. DEUSTER
Robert G. Deuster,
Director

/S/ CRAIG B. REYNOLDS
Craig B. Reynolds,
Director

/S/ JAMES S. BURNS
James S. Burns,
Director

Exhibit 31.1

CERTIFICATION

I, Thomas J. Sullivan, certify that:

1. I have reviewed this Annual Report on Form 10-K of Symmetry Medical Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 8, 2013

/s/ THOMAS J. SULLIVAN

Thomas J. Sullivan
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Fred L. Hite, certify that:

1. I have reviewed this Annual Report on Form 10-K of Symmetry Medical Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 8, 2013

/s/ FRED L. HITE

Fred L. Hite
Chief Financial Officer

Exhibit 32.1

Section 1350 Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Symmetry Medical Inc., a Delaware corporation (the "Corporation"), does hereby certify that:

The Annual Report on Form 10-K for the year ended December 29, 2012 (the "Form 10-K") of the Corporation fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Dated: March 8, 2013

/s/ THOMAS J. SULLIVAN

Thomas J. Sullivan
Chief Executive Officer

/s/ FRED L. HITE

Fred L. Hite
Chief Financial Officer



SYMMETRY Medical® Inc.

3724 North State Road 15, Warsaw, IN, USA 46582
T: +1.574.268.2252 F: +1.574.267.4551
www.symmetrymedical.com


SYMMETRY Medical Inc.

Proxy - Symmetry Medical Inc.

Solicited on Behalf of the Board of Directors
ANNUAL MEETING OF SHAREHOLDERS
April 26, 2013 beginning at 11:30 A.M. C.D.T.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

M53198-P33966

SYMMETRY MEDICAL INC.
Annual Meeting of Shareholders
April 26, 2013 11:30 AM
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Francis T. Nusspickel and Thomas J. Sullivan, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of SYMMETRY MEDICAL INC. that the shareholder(s) is/are entitled to vote at the Annual Meeting of shareholders to be held at 11:30 AM, CDT, on April 26, 2013, at the Nashville Airport Marriott, 600 Marriott Drive, Nashville, Tennessee, 37214, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side



SYMMETRY MEDICAL INC.
ATTN: DAVID MILNE
3894 NEW VISION DRIVE
FORT WAYNE, IN 46845

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M53197-P33966 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

SYMMETRY MEDICAL INC.

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. To elect two Class II Directors for a three year term	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

Nominees:

01) Craig Reynolds
02) James Burns

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
2. To ratify the compensation of the Company's executive officers.	☐	☐	☐
3. To ratify the appointment of Ernst & Young, LLP as our independent auditors for the fiscal year ending December 28, 2013.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please indicate if you plan to attend this meeting. ☐ **Yes** ☐ **No**

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date


SYMMETRY Medical Inc.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be Held on April 26, 2013

To our Shareholders:

You are cordially invited to attend Symmetry Medical Inc.'s 2013 Annual Meeting of Shareholders. The meeting will be held at 11:30 a.m. CDT on April 26, 2013 at the Nashville Airport Marriott, 600 Marriott Drive, Nashville, Tennessee, 37214 for the following purposes:

(1) To elect two Class II Directors to serve for a three-year term;
(2) To consider and approve an advisory resolution regarding the compensation of the Company's Named Executive Officers;
(3) To ratify the appointment of Ernst & Young, LLP as our independent auditors for the fiscal year ending December 28, 2013;
(4) To conduct any other business that properly comes before the meeting or any adjournments or postponements thereof.

You may attend and vote on matters to be decided at the meeting if you were a shareholder of record at the close of business on March 4, 2013.

In accordance with United States Securities and Exchange Commission rules, we are using the Internet as our primary means of furnishing proxy materials to shareholders. Rather than sending a paper copy, we are sending a notice along with instructions for accessing the materials and voting online. This process substantially reduces the costs associated with printing and distributing the proxy materials.

This 2013 Proxy Statement and our 2012 Annual Report to Shareholders, which is not a part of this proxy soliciting material, are available on our Web site at www.symmetrymedical.com under the heading "Investor Relations" and the tab thereunder entitled "Annual Report/Proxy." They are also available at www.proxyvote.com.

To make it easier for you to cast your vote, we have provided three methods by which you may vote:

(1) Utilize the web-based voting option provided by your broker (if you hold your shares in street name) or Computershare (if you are a registered shareholder); or
(2) Vote in person at the meeting; or
(3) Request paper copies of the proxy and vote by returning the paper proxy card.

You may always revoke your proxy before it is voted at the meeting by following the instructions in the accompanying proxy statement.

/s/ Thomas J. Sullivan
President & Chief Executive Officer

March 15, 2013

TABLE OF CONTENTS

SYMMETRY MEDICAL INC.
3724 North State Road 15
Warsaw, IN 46582
Telephone: (574) 268-2252

2013 PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
To be Held on April 26, 2013

VOTING INFORMATION

Purpose. We are providing proxy materials, in connection with the solicitation of proxies by our Board, to be voted at our 2013 Annual Meeting of Shareholders (the "Annual Meeting") and at any postponement or adjournment thereof. We will hold the meeting on April 26, 2013, beginning at 11:30 A.M. CDT at the Nashville Airport Marriott, 600 Marriott Drive, Nashville, Tennessee, 37214. We are soliciting proxies from our shareholders to give all shareholders an opportunity to vote on matters to be presented at the meeting, even if they do not wish to attend the Annual Meeting in person. In the following pages of this proxy statement, you will find information on matters to be voted on at the Annual Meeting, or at any adjournment or postponement of the meeting. This Notice of Annual Meeting of Shareholders and 2013 Proxy Statement, along with our 2012 Annual Report to Shareholders, are available on our Web site at www.symmetrymedical.com under the heading "Investor Relations" and the tab thereunder entitled "Annual Report/Proxy" and at www.proxyvote.com. Other than our proxy statement and form of proxy, no other information on our Web site is to be considered a part of our proxy soliciting materials.

Notice of Electronic Availability of Proxy Statement and Annual Report. We are making this proxy statement and the 2012 Annual Report to Shareholders available electronically via the Internet. Under rules adopted by the United States Securities and Exchange Commission ("SEC"), we are furnishing these proxy materials primarily via the Internet instead of mailing printed copies to each shareholder. On March 15, 2013, we mailed to our shareholders of record, as of the close of business on March 4, 2013, a Notice of Internet Availability containing instructions on how to access our proxy materials, including our 2013 Proxy Statement and 2012 Annual Report to Shareholders. The Notice of Internet Availability also provides instructions on how to access your proxy card to vote through the Internet. This process is designed to expedite your receipt of proxy materials, lower the cost of the annual meeting, and help conserve natural resources. If you would prefer to receive printed proxy materials, however, please follow the instructions included in the Notice of Internet Availability.

Who Can Vote. You are entitled to notice of, and to vote at, the Annual Meeting if you were a shareholder of record at the close of business on March 4, 2013. If your shares of common stock are registered in your name with our transfer agent, Computershare Trust Company, N.A., you are the shareholder of record. If your shares are held in the name of a broker, custodian, bank, or other holder of record, that person is the shareholder of record and you are considered the "beneficial" owner. If you are not present in person at the Annual Meeting, your shares can be voted only if represented by a valid proxy, as described below under "Voting of Shares."

Shares Outstanding. On the record date, March 4, 2013, there were 37,294,465 shares of common stock outstanding. A list of shareholders entitled to vote at the meeting is available at our corporate headquarters office and will also be available at the meeting. Each share is entitled to one vote on each matter properly brought before the meeting.

Voting of Shares. We realize that most of our shareholders will not be able to attend the meeting in person. However, it is very important that your shares be represented by proxy. This is because we can only take action at the Annual Meeting with respect to a particular matter if a quorum, or majority, of the total number of shares of common stock outstanding and entitled to vote on that matter is present, in person or by proxy. Therefore, we are asking for your proxy to authorize the persons named in the proxy to vote your shares at the Annual Meeting in accordance with your instructions.

You may vote by proxy over the Internet by following the instructions provided in the Notice of Internet Availability. Voting in this manner will not limit your right to vote in person at the meeting if you decide to attend the meeting.

If you are a beneficial owner and your shares are held in the name of a broker, custodian, bank, or other holder of record, you will need to obtain, and should receive in the ordinary course of business from that broker, bank or other holder of record, a proxy, executed in your favor from that record holder, authorizing you to vote those shares at the Annual Meeting.

If any other matters are properly presented for consideration at the Annual Meeting, including consideration of a motion to adjourn the meeting to another time or place in order to solicit additional proxies in favor of the recommendations of the Board, the persons named as proxies and acting thereunder will have the discretion to vote on those matters according to their best judgment to the same extent as the person granting the proxy. On the date this proxy statement was printed we did not anticipate that any other matters would be raised at the Annual Meeting.

You may revoke your proxy at any time before it is voted at the meeting in one of three ways:

- Notify our Corporate Secretary in writing at the Company's Corporate Offices, 3724 N. St. Rd. 15 Warsaw, IN 46582 before the meeting that you wish to revoke your proxy;
- Submit another proxy with a later date;
- Vote in person at the meeting.

The effect of your not voting depends on how ownership of your shares is registered and the proposal to be voted upon.

Voting Shares Held by Brokers, Banks and Other Nominees. Brokers, banks or other nominees typically hold shares of common stock for many shareholders. In this situation the "registered holder" on our stock register is the broker, bank or other nominee. When stock is held in this manner by an institution, it is referred to as holding shares in "street name." In such cases, you – as the actual "beneficial owner" of the stock – do not appear anywhere in our shareholder register. If you own your shares in street name and do not give your voting instructions to your broker, bank or other nominee, that institution may represent your shares at the shareholder meeting. However, in the absence of your voting instructions, the institution will be able to vote your shares only with respect to items which are considered "routine" under the rules of the New York Stock Exchange ("NYSE"). Your vote on any non-routine matters will therefore be considered a "broker non-vote." The election of directors and the approval of the resolution regarding the Company's compensation of its Named Executive Officers are considered "non-routine" matters under applicable NYSE rules and, therefore, if you hold your shares through a bank, broker or other similar organization, the organization may not vote your shares on these matters absent specific instructions from you.

For purposes of determining whether a quorum is present, shares voted FOR, AGAINST or ABSTAIN, as well as broker "non-votes" count as shares that are present, although they will not count in determining total votes actually cast on a particular matter. Unlike in years prior to 2011, a broker, bank or nominee does not have discretion to vote for or against the election of directors. Accordingly, in order to avoid a broker non-vote of your shares on the election of directors, you must provide voting instructions to your bank, broker or nominee. Abstentions will have the effect of a vote against Item 2 for consideration by the shareholders (addressing say on pay).

If you properly submit your proxy card for shares held by your broker then the persons named in your proxy card will vote your shares as you have directed. If you do not make specific choices, your proxy will vote your shares as recommended by the Board as follows:

- FOR the ratification of the appointment of Ernst & Young LLP as independent auditors for the fiscal year ending December 28, 2013.

Voting Shares Held in Your Name. If you are the record owner, and if you submit your proxy instructions your proxy - the person named in your proxy - will vote your shares as you have directed. If you do not make specific choices, your proxy will vote your shares as recommended by the Board.

Required Vote. So long as a quorum is present, the affirmative vote of a majority of the shares present, in person or by proxy, and entitled to vote at the meeting is needed to ratify the appointment of Ernst & Young LLP as independent auditors for the fiscal year 2013, the approval of the advisory resolution regarding the compensation of our Named Executive Officers and any other matters that may properly come before the Annual Meeting. Directors are elected by a plurality of votes, so the two nominees set forth herein will be elected as directors if they receive any votes.

Cost of Preparing, Mailing and Soliciting Proxies. We will pay all of the costs of preparing, printing and mailing the Notice of Internet Availability, of printing and mailing proxy materials to our shareholders who specifically request them and of soliciting proxies. We will also reimburse brokers, custodians, banks and other holders of record for the reasonable expenses incurred by them in forwarding notice and proxy materials to our beneficial owners. Proxies may be solicited on our behalf in person, by telephone, or otherwise by our officers, directors and employees without additional compensation being paid to them. We have not retained a proxy solicitor in conjunction with the 2013 Annual Meeting.

Annual Report. Our 2012 Annual Report to Shareholders, including our financial statements for the period ended December 29, 2012, is available on our Web site at www.symmetrymedical.com under the heading "Investor Relations" and the tab thereunder entitled "Annual Report/Proxy." The 2012 Annual Report to Shareholders includes audited financial statements for the fiscal years ended December 29, 2012 and December 31, 2011. The 2012 Annual Report to Shareholders is not a part of this proxy statement.

Voting Results. We will publish the voting results on a Form 8-K, which we will file with the Securities and Exchange Commission ("SEC") within four days following the Annual Meeting.

Investor Relations Department. You may contact our Investor Relations Department in one of four ways:

- Write to Symmetry Medical Inc., at:
  3724 North State Road 15
  Warsaw, IN 46582
  Attention: Fred L. Hite
- Fax to Fred L. Hite at (260) 483-3890
- E-mail to fred.hite@symmetrymedical.com
- Telephone Fred L. Hite at (574) 267-8700

Director Communications. Shareholders and other interested parties who wish to communicate with individual directors or the entire Board may do so by sending a communication, marked "Director Communications," to our corporate offices, located at 3724 North State Road 15, Warsaw, Indiana 46582. If addressed to an individual director the communication will be forwarded, unopened, to that director for review and appropriate action.

Shareholder Proposals for 2014. Any shareholder satisfying the requirements of the SEC's Rule 14a-8 and wishing to submit a proposal to be included in the proxy statement for our 2014 annual meeting of shareholders must submit the proposal in writing to our Corporate Secretary, at 3724 North State Road 15, Warsaw, IN 46582, on or before January 1, 2014.

In addition, any shareholder who has not submitted a timely proposal for inclusion in next year's proxy statement but still wishes to make a proposal at the 2014 Annual Meeting must deliver written notice to our Secretary at the address indicated above not less than 90 days prior to the date of the anniversary of the previous year's annual meeting; provided, however, that in the event the annual meeting is scheduled to be held on a date more than 30 days prior to or delayed by more than 60 days after such anniversary date, notice by the shareholder in order to be timely must be received no later than the later of the close of business 90 days prior to such annual meeting or the 10th day following the day on which such notice of the date of the Annual Meeting was provided to shareholders or such public disclosure of the date of the annual meeting was made. Therefore, assuming that the 2014 annual meeting is neither advanced by more than 30 days nor delayed by more than 60 days from the anniversary date of the 2013 Annual Meeting, appropriate notice of nominations, or other matters that shareholders wish to present at an annual meeting of shareholders, would need to be provided to the Secretary at the address indicated above no later than January 29, 2014.

Our Bylaws also specify requirements relating to the content of the notice which shareholders must provide to the Corporate Secretary for any matter, including a shareholder nomination for director, to be properly presented at a shareholder meeting. A copy of the full text of our Bylaws is on file with the SEC and is available on our web site, www.symmetrymedical.com under the "Investor Relations" link and then the "Corporate Governance" tab.

GOVERNANCE OF THE COMPANY

Our business, property and affairs are managed by, or are under the direction of our Board, pursuant to Delaware's Business Corporation Law and our Bylaws. Members of the Board are kept informed of our business and of business and industry developments through discussions with the Chief Executive Officer, other officers and employees, by reviewing materials provided to them by management or otherwise obtained, and through participation in meetings of the Board and its Committees.

We have three classes of directors, each of which is to be as equal as possible to the others in number. One class is to be elected at each Annual Meeting of the Shareholders. Currently, there are two Class I directorships, two Class II directorships and two Class III directorships. As of the date of this proxy statement, there are no vacancies in any positions on the Board.

The Company and Board members are members of the National Association of Corporate Directors ("NACD"). The Board authorizes, recommends and encourages each Board member and the Company's Executive Officers to attend an educational course offered by the NACD or similar accredited educational organization at least every two years. Each attendee may incur expenses up to $10,000 per course for travel and fees, which are preapproved by the Chairman of the Board before attending. During 2012 Robert Deuster achieved an Advanced Professional Director certification from the corporate Directors Group and attended the Corporate Directors' Group Seminar in Washington, D. C. in 2012. In addition, Mr. Sullivan attended the NACD course on Director Professionalism and Mr. Nusspickel attended the Director's Seminar on Risk Assessment at the New York Stock Exchange.

The Board has adopted a set of Corporate Governance Guidelines that address the role, function, composition and responsibilities of the Board and the various Committees of the Board. A copy of these Corporate Governance Guidelines is available on our Web site, at www.symmetrymedical.com under the tab "Corporate Governance", or by writing to David C. Milne at Symmetry Medical Inc., 3724 North State Road 15, Warsaw, IN 46582 and requesting a copy. As the operation of the Board and its Committees is a dynamic process, the Board regularly reviews changing legal and regulatory requirements, evolving best practices and other developments. We will keep these policies and our governance practices current, as may be required by relevant laws, regulations and any rule changes prescribed by the SEC and/or the New York Stock Exchange ("NYSE").

The Company's Board and Leadership Structure. The Board has chosen to separate the roles of Chairman and Chief Executive Officer. Craig B. Reynolds was elected to serve as Chairman at the June 2009 meeting. Thomas J. Sullivan was appointed to the CEO position on January 17, 2011. The decision to separate the positions of Chairman and CEO rests on the belief that it is the CEO's responsibility to lead the Company and the Chairman's responsibility to lead the Board. Mr. Reynolds and Mr. Sullivan have a strong working relationship that has allowed each to focus on his respective responsibilities and complement each other's work.

The Board currently has five independent members, with Mr. Sullivan being the only non-independent member. Many of our independent Board members are currently serving or have served as members of senior management of other public companies and as directors of other public companies. We have four Board committees comprised solely of independent directors, each with a different independent director serving as its chair. We believe that the number of independent, experienced directors that make up our Board, along with the independent leadership of the Board by the non-executive chairman, benefits our Company and our shareholders and is an appropriate structure for the Company. We understand that different Board and Company leadership structures may be appropriate in different circumstances, although we believe that our current leadership structure, with Mr. Sullivan serving as CEO and Mr. Reynolds serving as Chairman of the Board, is the optimal structure for our company at this time.

Code of Business Conduct and Ethics. Pursuant to Section 406 of the Sarbanes-Oxley Act of 2002, we have adopted a Code of Business Conduct and Ethics (the "Code") that applies to our senior executive officers and to all employees and directors. It is available on our web site www.symmetrymedical.com under the heading "Investor Relations" and the tab "Corporate Governance" thereunder, or by writing to David C. Milne, Senior Vice President of Human Resources, General Counsel and Corporate Secretary, at Symmetry Medical Inc., 3724 North State Road

15, Warsaw, IN 46582 and requesting a copy. We also intend to satisfy the disclosure requirements under Item 10 of Form 8-K regarding any amendments to or waivers of a provision of the Code by posting such information on our Web site, unless a Form 8-K is otherwise required by applicable SEC or NYSE rules.

COMMITTEES, DIRECTOR INDEPENDENCE AND MEETINGS

Committees, Director Independence and Meetings. During 2012, our Board maintained four Committees: the Audit Committee, the Compensation and Organizational Committee, the Governance and Nominating Committee and the Finance and Systems Committee. The Audit Committee is responsible for providing independent and objective oversight of our accounting functions and internal controls and monitoring the objectivity of our financial statements. The Compensation and Organizational Committee assists the Board in addressing matters relating to the fair and competitive compensation of our executive officers and non-employee directors, together with matters relating to retirement, welfare and other benefit plans. The Governance and Nominating Committee assists the Board by identifying individuals qualified to become members of the Board consistent with criteria established by the Board and developing corporate governance principles. The Finance and Systems Committee is responsible for reviewing budgetary, finance and information systems matters.

The Audit Committee, Governance and Nominating Committee, Compensation and Organizational Committee and Finance and Systems Committee have each adopted charters that govern their respective authority, responsibilities and operation. Each Committee, along with the Board, has reviewed the provisions of the Sarbanes-Oxley Act of 2002 and the rules of the SEC and NYSE regarding corporate governance policies and processes and listing standards. In conformity with the requirements of such rules and listing standards, we have also adopted Corporate Governance Guidelines and a Code of Business Conduct and Ethics which applies to directors, officers (including our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and other Executive Officers) and all other employees. The Code of Business Conduct and Ethics, the Corporate Governance Guidelines, and the charters of the Audit Committee, Governance and Nominating Committee, Compensation and Organizational Committee, and Finance and Systems Committee are available on our Web site at www.symmetrymedical.com under the "Investor Relations" tab. Shareholders may also request a copy of any of these documents by writing to David C. Milne at Symmetry Medical Inc., 3724 North State Road 15, Warsaw, IN 46582 and requesting a copy. Any waivers of, or changes to, our Code of Business Conduct and Ethics that apply to our executive officers, directors, or persons performing similar functions, will be promptly disclosed on a Form 8-K and posted on our Web site under the "Investor Relations" tab and the "Corporate Governance" section thereunder, as required by the SEC and the NYSE.

Pursuant to our Corporate Governance Guidelines, our Board must meet independence standards established by the SEC and NYSE, as well as other applicable laws and regulations. Our Board, considering all relevant facts and circumstances, regularly makes an affirmative determination that all such independence standards have been and continue to be met by the directors and members of each of our Committees, including a determination that none of such directors has a material relationship with our Company (either directly or indirectly as a partner, shareholder or officer of an entity that has a material relationship with our Company). Similarly, the Board makes an affirmative determination of independence with respect to members of the Compensation and Systems Committee and Audit Committee, under the special criteria applicable to those committees.

Annually, each director is required to complete a questionnaire concerning his independence and any direct or indirect business, family, employment, transaction or other relationship or affiliation with the Company. In determining director independence, the Board considers and evaluates the directors' answers to these questionnaires. Further, any new director nominees complete a similar questionnaire prior to being considered for nomination to the Board.

As of the date of this proxy statement, based upon the information submitted by each of our directors, and based upon recommendation from the Governance and Nominating Committee, the Board has made an affirmative determination that a majority of our current Board is independent as that term is defined by the NYSE listing standards and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934 (the "Exchange Act"), are "non-employee directors" (within the meaning of amended Rule 16b-3 under the Act) and are "outside directors" within the meaning of Section 162(m) of the Code and Treasury Regulations Sections 1.162- 27(e)(3). For fiscal 2012, all of the non-management directors met such independence criteria. These members include: James S. Burns, Robert

G. Deuster, John S. Krelle, Francis T. Nusspickel and Craig B. Reynolds.

For fiscal 2013, the Board has made an affirmative determination that all of the incumbent non-management directors (James S. Burns, Robert G. Deuster, John S. Krelle, Francis T. Nusspickel, and Craig B. Reynolds) meet independence criteria. Thomas J. Sullivan does not meet independence criteria due to his employment as President and Chief Executive Officer of the Company. Based on this determination, 83% of our Board was independent during fiscal 2012. All of our Committees consist solely of independent directors.

The Board maintains a "Related Party Transaction" policy. This policy covers all transactions with related parties and requires approval of any Related Party Transactions in excess of $60,000 in value, or material amendments thereto, by the Audit Committee. There were no such transactions involving Related Parties in fiscal 2012.

The Board held six (6) meetings in 2012, five in person and one telephonically. All of the directors attended (in person or telephonically) all meetings of the Board and of the various Committees on which they served during 2012, and we expect all Directors to attend all Board and Committee meetings unless there are extenuating circumstances preventing attendance. Each member of the Board who served as of April 27, 2012, the date of our last Annual Meeting, attended that meeting. The Company's Corporate Governance Guidelines provide that Directors are expected to attend all scheduled Board meetings and meetings of committees on which they serve either in person or telephonically, if necessary, subject to reasonable or unavoidable absences.

The Board has the authority, at its discretion, to appoint the chair and the members of each Committee. Typically such positions are appointed annually by the Board.

The Audit Committee. The Audit Committee is responsible for providing independent and objective oversight of our accounting functions and internal controls and monitoring the objectivity of our financial statements. The Committee assists in the Board's oversight of: (1) the quality and integrity of the Company's financial statements and the Company's financial reporting processes and systems of internal control; (2) the qualifications, independence and performance of the Company's independent public accounting firm and the performance of the Company's internal audit function, (3) the Company's compliance with legal and regulatory requirements involving financial, accounting and internal control matters, (4) investigations into complaints concerning financial matters and (5) financial and non-financial risks that may have a significant impact on the Company's financial statements. In performing these functions, the Committee has the responsibility to review and discuss the annual audited financial statements and quarterly financial statements and related reports with management and the independent auditors, including our disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," to monitor the adequacy of financial disclosure in its other filings; to retain and terminate our independent auditors and exercise the Committee's sole authority to review and approve all audit engagement fees and terms and approve in advance the nature, extent, and cost of all non-audit services provided by independent auditors; and to review annual reports from the independent auditors regarding their internal quality control procedures. The Committee is also responsible for preparing the audit committee report to be included in our proxy statement.

The Committee members are Francis T. Nusspickel, James S. Burns and Robert Deuster. Mr. Nusspickel serves as the Chairman of the Committee. Each member of the Committee is independent as defined in Rule 303A of the NYSE listing standards. The Board has determined that each member meets the financial literacy qualifications of the NYSE listing standards and each is an "audit committee financial expert" as such term is defined in the Sarbanes-Oxley Act and related SEC regulations. The Audit Committee held eight (8) meetings in 2012, four in person and four telephonically.

Compensation and Organizational Committee. The Compensation and Organizational Committee assists the Board in addressing matters relating to the fair and competitive compensation of our executive officers and non-employee directors, together with matters relating to retirement, welfare and other benefit plans as well as the organizational effectiveness and succession planning of the Company. The Committee's principal responsibilities include: (1) reviewing and recommending to the Board: (i) the design of our Director and executive officer benefit plans, (ii) plans entitled to exemption under Rule 16b-3 of the Securities Exchange Act of 1934, (iii) material terms of all employment, severance and change of control agreements for our executive officers, (iv) compensation of our Board members and (v) incentive components of our CEO's compensation and bonus awards; (2) reviewing and recommending to the Board the compensation of our executive officers; (3) providing oversight regarding our retirement, welfare and other benefit plans; (4) reviewing NYSE, key institutional shareholders, and other applicable compensation policies and guidelines and (5) preparing and discussing with management the Compensation Discussion and Analysis for inclusion in our proxy statement.

The members of the Committee are Robert Deuster (Chairman), John Krelle, and Francis T. Nusspickel. Each of the current Compensation and Organizational Committee Members are independent as defined in Rule 303A of the NYSE listing standards. The Committee met in person four times and once telephonically during 2012.

Governance and Nominating Committee. The Governance and Nominating Committee assists the Board by identifying individuals qualified to become members of the Board consistent with criteria set by the Board and developing corporate governance principles. The Committee's responsibilities include: (1) evaluating and recommending candidates for election to our Board; (2) reviewing our corporate governance principles and providing recommendations to the Board regarding possible changes; (3) establishing procedures for and overseeing the evaluation of our Board, Committees and management and providing annual assessment reports to the Board; (4) reviewing the makeup of our Committees and making recommendations of director nominees for each Committee; (5) evaluating our CEO's performance; (6) reviewing succession plans of our CEO and President; and (7) recommending candidates for CEO and other senior executive officers.

Annually, the Governance and Nominating Committee reviews the qualifications and backgrounds of the Directors, as well as the overall composition of the Board, and recommends to the full Board the individuals to be nominated for election at the Annual Meeting of Shareholders. Nominations to the Board may also be submitted to the Governance and Nominating Committee by our shareholders. The nominations put forth by shareholders will be given the same due consideration as nominations made by the Committee. The Chairman of the Governance and Nominating Committee, acting on behalf of the full Board, extends the formal invitation to become a member of the Board. The Committee also has the discretion, from time to time, to hire a professional search firm to identify potential candidates. If and when the Board determines the need for new or replacement Directors, it will seek candidates that are interested in serving and will devote time necessary to understand the importance of corporate governance. The Board will seek candidates possessing specific skills and experience that are desirable to supplement the skills and experience of those directors then serving on the Board, or whose skills and experience may provide additional expertise and resources relative to the industry in which the Company competes or any issues it is confronting.

The members of the Committee are James S. Burns (Chairman), Robert G. Deuster, and John S. Krelle. Each of the current Governance and Nominating Committee members are independent under NYSE listing standards. The Committee held four meetings in person and one telephonically during 2012.

Finance and Systems Committee. The Finance and Systems Committee assists the Board through oversight of budgetary, finance and information systems matters. The Committee's responsibilities include: (1) reviewing our financial and fiscal affairs; (2) making recommendations to the Board regarding annual budgets, capital expenditures, dividends, financing and fiscal policies; (3) reviewing the financial impacts of major transactions, including but not limited to, acquisitions, reorganizations and divestitures; (4) providing oversight for information technology security and risk; and (5) reviewing systems, processes, organizational structure and people responsible for the finance and system functions.

The members of the Committee are John Krelle (Chairman), James S. Burns and Francis T. Nusspickel. The Committee met five times in 2012, with four meetings in person and one telephonic.

Executive Sessions. In accordance with our Bylaws and Corporate Governance Guidelines, the Chairman of the Board presides over all executive sessions of the non-management directors, unless the Chairman is the CEO, in which case an independent board member is appointed. Craig B. Reynolds, an independent director, currently serves as Chairman of the Board and he presides over all executive sessions of the Board. There is an executive session at every meeting of the Board of Directors. Mr. Reynolds can be contacted by interested parties or shareholders by directing correspondence to him at 3724 North State Road 15 Warsaw, IN 46582.

MANAGEMENT OF RISK

Risk Management Functions. As a part of its oversight function, the Board monitors how management operates the Company, in part via its committee structure. When reviewing performance, granting authority to management, and reviewing and approving strategies, the Board considers, among other things, the risks facing the Company.

The Board has delegated specific responsibilities for risk assessment and management to each of the committees, based on their areas of attention and expertise. The Audit Committee assists the Board in this function in its consideration and evaluation of risks related to our overall financial reporting and disclosure process and legal compliance, as well as reviewing policies on accounting risk exposure. In the performance of this function it meets with the CEO, CFO, and the independent auditing firm in executive sessions at least quarterly; the Internal Audit Director reports his findings to the Chairman of the Audit Committee each quarter. The Finance and Systems Committee oversees financial, capital and insurance risk and meets in executive session as necessary with the CEO, CFO and other members of management to evaluate and address risks related to these areas of oversight. The Compensation Committee addresses succession planning and ensuring that the Company maintains the ability to attract and retain highly skilled and motivated employees. The Governance Committee addresses the risk presented by succession planning at the Board level, as well as ensuring that the Company's attention and resources are properly focused on the core business.

The Company also maintains whistleblower hotlines, a Code of Business Conduct and Ethics, a Harassment Hotline, an employee comment e-mail hotline and other vehicles designed to bring concerns about risk, compliance and other matters to the attention of the Board and/or the appropriate Committee or person.

Our Compensation Committee has reviewed the Company's compensation practices for all employees, including, but not limited to, those for our Executive Officers, as well as the potential for such practices to create risks for the Company. The Committee has also established certain requirements for compensation programs that do not typically provide for the following: guaranteed bonuses that are not linked to performance; lucrative severance packages; supplemental pensions; high pay relative to peers; significant equity awards with tremendous upside and no risk. The Committee has also reviewed the safeguards against risk related to the compensation structure in place, including compensation limits, vesting periods for equity grants and performance obligations and targets for cash and equity compensation. In addition, it periodically (and at least annually) reviews the appropriateness, rationale and continued viability of the compensation philosophy/policy that it utilizes; the link between compensation levels and performance; the use of equity grants on annual and aggregate levels to align the use of shareholder resources with return to shareholders; whether compensation programs encourage employees to take unnecessary and excessive risks; how compensation payouts are adjusted for risk and the cost of capital; how wealth accumulation, retirement and other benefits integrate with our direct compensation philosophy; whether compensation programs support leadership development and management succession plans; the appropriateness of employment agreements, including severance and change-in-control arrangements. Based on the absence of these and other higher-risk pay practices and the safeguards described above, the Committee does not believe that our compensation program encourages excessive or inappropriate risk taking.

INFORMATION REGARDING OUR DIRECTORS

Set forth below are the name, age, position and a brief description of the business experience of each of our directors as of the record date, March 4, 2013.

Director	Age	Position
Craig B. Reynolds	64	Director, Chairman of the Board
James S. Burns	66	Director, Chairman of the Governance & Nominating Committee
Robert G. Deuster	62	Director, Chairman of the Compensation & Organizational Committee
John S. Krelle	61	Director, Chairman of the Finance & Systems Committee
Francis T. Nusspickel	72	Director, Chairman of the Audit Committee
Thomas J. Sullivan	49	Director, President and Chief Executive Officer

Information regarding our executive officers is disclosed in Item 1 of our annual report filed on Form 10-K.

***Class I Directors* (Terms Expire in 2015)**

JOHN S. KRELLE has served as a director since January 4, 2008. Since May 23, 2008, Mr. Krelle served on the Compensation and Organizational Committee (chairman from 2008 – 2012) and as a member of the Governance and Nominating Committee. Since 2005, Mr. Krelle has served as president, chief executive officer and a member of the board of directors of Fziomed Inc., a privately held company based in California, specializing in the manufacture and commercialization of medical biomaterials. Prior to his tenure at Fziomed, Mr. Krelle worked in the medical device and pharmaceutical industries for almost thirty years in positions of increasing scope and complexity. From 1987 he served in various senior capacities for Zimmer Holdings, running major business units on three continents. Mr. Krelle was head of spine, trauma and business development at the time of Zimmer's acquisition of Swiss company Centerpulse, which made Zimmer the largest pure play orthopedic company in the world. Prior to that, he spent five years managing businesses outside the U.S., including in Asia, Canada and Latin America. While directing Asia and Japan operations, Mr. Krelle established a new subsidiary in Shanghai, China as well as other geographical expansion throughout the region, to capitalize on the explosive growth of orthopedics in the area. During this period, Mr. Krelle also served as a member of the board of Zimmer K.K. and played major roles in the spin-off of Zimmer from Bristol Myers Squibb and the subsequent Zimmer public offering on the NYSE in 2001. Prior experience at Zimmer included acting as the vice president of global knee marketing. Mr. Krelle joined Zimmer from German pharmaceutical company Schering AG where he was responsible for UK sales and marketing. Mr. Krelle has also served as a director for Biomimedica, a privately-held company, since 2009. Mr. Krelle earned a B.A. in mechanical engineering at Swindon Technical College while working in the British automobile industry and an M.B.A. at Sussex University, U.K.

ROBERT G. DEUSTER has served as a director and as a member of both the Compensation and Organization and Governance and Nominating Committees since June 22, 2009. He has also served on the Audit Committee and as Chairman of the Compensation and Organizational Committee since April 2012. He is currently Chief Executive Officer and serves as a member of the Board of Directors of Collectors Universe, Inc. (NASDAQ: CLCT). Prior to this position he served as chairman and chief executive officer of Newport Corporation (NASDAQ: NEWP), a global supplier of laser, optical and motion control products from May 1996 until his retirement in October of 2007. Mr. Deuster also served as president of Newport from May 1996 until July 2004, and in June 1997 became chairman of the board. From 1985 to 1996, Mr. Deuster served in various senior management positions at Applied Power, Inc. (now Actuant Corp NYSE: ATU), a global manufacturer of electrical and hydraulic products, serving as senior vice president of the Distributed Products Group from 1994 to 1996, president of the Barry Controls Division from 1989 to 1994, president of the APITECH Division from 1986 to 1989 and vice president of sales and marketing of the Enerpac Division from 1985 to 1986. From 1975 to 1985, he held engineering and marketing management positions at General Electric Company's Medical Systems Division. Mr. Deuster currently serves on the boards of PICO Holdings (NASDAQ: PICO) and Ondax, Inc., a private optical components company. He is active in director education and corporate governance matters, having achieved his Advanced Professional Director certification. Mr. Deuster received a B.S. in Electrical Engineering from Marquette University in 1973.

***Class II Directors* (Terms Expire in 2013)**

JAMES S. BURNS has served as a director and member of the Audit Committee, Governance and Nominating Committee and the Finance and Systems Committee since the 2006 Annual Meeting of Shareholders. From April 2006 through May 2008, Mr. Burns served as Chairman of the Finance and Systems Committee, and currently serves as the chairman of the Governance and Nominating Committee. Mr. Burns is currently president, chief executive officer and director of AssureRx Health, Inc., a personalized medicine company focusing on neuropsychiatric disorders. He served as president and chief executive officer of EntreMed, Inc. from June 2004 to December 2008. From 2001-2003, Mr. Burns was a co-founder and served as president and as executive vice president of MedPointe, Inc., a specialty pharmaceutical company that developed, marketed and sold branded prescription pharmaceuticals. From 2000-2001, he served as a founder and managing director of MedPointe Capital Partners, a private equity firm that led a leveraged buyout of a NYSE company to form MedPointe Pharmaceuticals. From 1993 to 1999, Mr. Burns served as a founder, chairman, president and chief executive officer of Osiris Therapeutics, Inc., a publicly held biotech company developing therapeutic stem cell products for the regeneration of damaged or diseased tissue. From 1986-1992, he was vice chairman of HealthCare Investment Corporation and a founding general partner of Healthcare Ventures L.P., a venture capital partnership specializing in forming companies built around new pharmaceutical and biotechnology products. From 1981-1986, Mr. Burns served as group president and as vice president of the Laboratory Products Group at Becton Dickinson and Company, a multinational medical device company. Previously, he was a vice president and partner at Booz & Company, Inc., an international consulting firm. Mr. Burns has also served as a director of the International BioResources Group and the American Type Culture Collection (ATCC) through the end of 2012, and is currently a Director of Vermillion, Inc. (NASDAQ: VRML). He has also earned a NACD Board Leadership Fellow certification. Mr. Burns earned his B.S. and M.S. degrees in biological sciences from the University of Illinois and an M.B.A. degree from DePaul University.

CRAIG B. REYNOLDS has served as a Director since January 4, 2008, and is currently Chairman of the Board. From May 23, 2008 through June 22, 2009, Mr. Reynolds served as the chairman of the Finance and Systems committee and a member of the Governance and Nominating Committee. Mr. Reynolds is currently Chief Executive Officer and a director of Cereve, Inc., a medical company engaged in resolving insomnia issues. Prior to joining Cereve, Mr. Reynolds served as chief operating officer of Philips-Respironics Home Health Solutions, a subsidiary of Philips, from 2008 to 2010. Prior to Philips-Respironics, Mr. Reynolds was the chief operating officer and a board member of Respironics, Inc. (NASDQ:RESP), a company that develops, manufactures and markets medical devices worldwide. The product lines of Respironcs, Inc. included sleep medicine therapeutics and diagnostic equipment, intensive care ventilation, patient monitoring and respiratory drug delivery systems. Mr. Reynolds was with Respironics, Inc. since 1998. From 1993 to 1998, Mr. Reynolds was with Healthdyne Technologies, Inc. (NASDAQ:HDTC), a medical device company, serving for five years as chief executive officer and director. From 1981 through 1992 Mr. Reynolds was with Healthdyne, Inc. (NASDAQ:HDYN) in the positions of Executive VP (1981-1983), president of Healthdyne Cardiovascular Division (1984-1985) and president of Healthdyne Homecare Division (1986-1992). Mr. Reynolds earned his B.S. in industrial management from the Georgia Institute of Technology and his M.B.A. from Georgia State University.

***Class III Directors* (Terms Expire in 2014)**

FRANCIS T. NUSSPICKEL has served as a director and member of the Board's Audit Committee since the completion of our initial public offering in December 2004. Mr. Nusspickel is the current chairman of the Audit Committee. He also served as a member of the Governance and Nominating Committee from 2004 through 2006, at which time he resigned to accept positions on the Compensation and Organizational and Finance and Systems Committees, on which he continues to serve. Mr. Nusspickel is a retired audit partner of Arthur Andersen LLP. He spent the majority of his 35 years of public accounting expertise in Arthur Andersen's Transportation Industry Group and was the worldwide industry head for the Ocean Shipping Segment. Mr. Nusspickel is a certified public accountant and from 2004 to 2007 served as Chairman of the Professional Ethics Committee of the New York State Society of Certified Public Accountants. Mr. Nusspickel was a former member of the Council of the American Institute of Certified Public Accountants and a former president of the New York State Society of Certified Public Accountants. Mr. Nusspickel serves as a director for Tsakos Energy Navigation Limited. Mr. Nusspickel received his B.B.A. from Manhattan College.

THOMAS J. SULLIVAN was appointed as our President and Chief Executive Officer on January 17, 2011. From June of 2007 through January 2011, Mr. Sullivan was the President of the Supply Chain & Business Process Division of Johnson & Johnson Health Care Systems Inc. ("J&J"). In this role, he led the Commercial and Government Contracting processes in support of the J&J U. S. Medical Device & Diagnostics, Pharmaceutical, and Consumer health care customers. He also led the Logistics, e-Business, Channel Management, Program Management, and global Supply Chain/ERP Competency Centers for the J&J's Medical Device & Diagnostics Group. From mid-2010 until year end, Mr. Sullivan held additional responsibility as the Global Vice President, Customer Experience for the J&J Supply Chain Customer & Logistics Services Team accountable for customer facing roles in Distribution, Customer Service, and Transportation supporting all J&J commercial companies throughout the world. From 2005 to 2007, Mr. Sullivan was the President of DePuy Orthopaedics, Inc. From 2002 to 2005 he served as President of J&J Medical Products Canada. From 1999 to 2001, Mr. Sullivan served as General Manager for J&J Gateway LLC and Worldwide Vice President of e-Business. Mr. Sullivan graduated as a Palmer Scholar from The Wharton School in 1991 where he earned an MBA in Strategic Management and Information Technology. He also holds a Bachelor of Science magna cum laude in Applied Mathematics and Computer Science from the University of Pittsburgh.

Our Directors' Qualifications. In conjunction with its nomination of directors for election, the Board of Directors considered the skills, qualifications and attributes of all directors to determine their suitability for continued service on the Board. This year the Board considered information set forth below with regard to each of our directors and nominees and found that all possessed the skills, qualifications and attributes that warranted their continued service. Following is a summary of the skills, qualifications and attributes which, among others, led to the conclusion that each are qualified to stand for election or continue to serve.

Mr. Sullivan – Mr. Sullivan has substantial experience in executive management roles in the medical device industry gained during his service with the Company and prior thereto in senior roles at Johnson & Johnson, including several years as President of DePuy Orthopaedics, Inc., the Company's largest customer. In that capacity and in his role leading Johnson & Johnson's Canadian medical device company, Mr. Sullivan developed a strong knowledge of the industry, the legal and regulatory requirements under which it operates, and the needs of the Company's customers. His present role as CEO and President of the Company, and prior roles in senior positions with J&J and its subsidiaries have provided him with a deep understanding of the industry, its financial and operational challenges, research and development, corporate transactions, mergers and acquisitions and other issues related to the industry, all of which we believe makes him ideally situated to lead our Company and serve on the Board.

Mr. Burns – Mr. Burns has over 30 years of experience in industries related to health care products and devices, pharmaceuticals and diagnostics. He has held a broad range of positions in the industry, including those in operations, research and development, regulatory, strategic planning, technology management, product commercialization, general management and finance. Mr. Burns has also served on multiple private and public company boards and has extensive experience in venture financing and corporate transactions, including but not limited to mergers and acquisitions, leveraged buyouts and private equity financing.

Mr. Nusspickel – Mr. Nusspickel's service on the Board, and in particular his chairmanship of the Audit Committee, is enhanced by his 35 years of experience in a large, international accounting firm as an Audit partner for public company clients. In the course of this work he gained extensive audit, accounting, fraud investigation and mergers and acquisitions experience. He has also served for four years on the Professional Ethics Committee of the New York State Society of CPAs, three years of which was as its Chairman. Currently Mr. Nusspickel is a member of the AICPA Ethics Trial Board. He also serves as a member of the Board for another public company.

Mr. Deuster – Prior to joining our Board, Mr. Deuster served for eleven years as Chairman and CEO of Newport Corporation. In that capacity, Mr. Deuster obtained valuable experience in strategic and tactical initiatives. He also has a strong background in corporate governance, including a Professional Director Certification from the Corporate Directors Group, which he enhances through regular participation in continuing education programs. His current service as Chief Executive Officer of another public company compliments his knowledge and experience.

Mr. Krelle - Mr. Krelle's extensive experience in the medical industry enhances his service on the Board. In addition to service on another board and present employment in the medical industry, Mr. Krelle has almost 30 years of experience in the medical device and pharmaceutical industries. His primary experience was with Zimmer Holdings, Inc., one of our largest customers. His tenure at Zimmer included service in foreign and domestic general management, business development, sales and marketing. He also has extensive experience in corporate transactions and finance.

Mr. Reynolds - Mr. Reynolds has strong experience in the medical device industry, which enhances his value to the Board and the Company. In addition to serving as the Chief Operating Officer of Respironics, Inc., a subsidiary of Philips, that develops, manufactures and markets medical devices worldwide, he has experience in the CEO role at Healthdyne Inc., a medical device company.

Board Diversity. The Governance and Nominating Committee reviews and recommends to the Board nominees for Director positions. Pursuant to the Company's Corporate Governance Guidelines its assessment of new and incumbent candidates includes an element designed to encourage diversity on the Board. Specifically, its review includes a consideration of diversity, age, skills, expertise and experience.

STOCK OWNERSHIP

Stock Ownership of Directors and Executive Officers. The following table sets forth information known to us regarding beneficial ownership of our Common Stock, as of the Record Date, by each director and each of the executive officers identified in the Summary Compensation Table and by all of its directors and executive officers as a group. Information in the table is derived from SEC filings made by such people under Section 16(a) of the Securities Exchange Act of 1934, as amended and other information received by us.

	Beneficial Ownership as of March 4, 2013[1]			
Name	**Current Beneficial Holdings**	**Shares Subject to Options**	**Total**	**Percent Owned**
Named Executive Officers				
Thomas J. Sullivan	263,938	-	263,938	*
Fred L. Hite	194,539	29,310	223,849	*
D. Darin Martin	89,494	-	89,494	*
Christopher Huntington	51,120	-	51,120	*
David C. Milne	61,534	-	61,534	*
Other Directors & Nominees				
Craig B. Reynolds[2]	90,885	-	90,885	*
James S. Burns[3]	72,785	-	72,785	*
Robert G. Deuster[4]	61,985	-	61,985	*
John S. Krelle[5]	73, 085	-	73, 085	*
Francis T. Nusspickel[6]	77,452	-	77,452	*
Directors & Executive Officers as a Group[7]	1,062,293	29,310	1,074,132	2.88%

* Less than one percent; assumes the exercise of all vested options.

(1) Unless otherwise indicated, and subject to community property laws where applicable, the individuals named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. In calculating the number of shares beneficially owned by an individual or entity and the percentage ownership of that individual or entity, shares underlying options and warrants held by that individual or entity that are either currently exercisable or exercisable within 60 days from March 4, 2013 are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other individual or entity.

(2) Consists of restricted shares: 7,400 issued in 2008, 2009 and 2010, respectively; 14,721 shares issued in 2011; 18,018 shares issued in 2012 and 13,146 shares issued in 2013. Also included are 20,000 and 2,800 common shares purchased in 2009 and 2010, respectively. All restricted share grants vest equally over three years.

(3) Consists of restricted shares: 1,000 issued in 2006; 3,700 issued in 2007; 7,400 shares issued in 2008, 2009 and 2010, respectively, 14,721 shares issued in 2011, 18,018 shares in 2012, 13,146 shares in 2013, and any shares purchased on the open market. All restricted share grants vest equally over three years.

(4) Consists of restricted shares: 3,700 issued in 2009, 7,400 issued in 2010, 14,721 issued in 2011, 18,018 shares issued in 2012, 13,146 shares issued in 2013 and 5,000 common shares purchased in 2009. All restricted share grants vest equally over three years.

(5) Consists of restricted shares: 7,400 issued in 2008, 2009 and 2010, respectively, 14,721 shares issued in 2011, 18,018 shares issued in 2012, 13,146 shares issued in 2013, 20,000 common shares purchased in 2009 and 15,000 common shares sold in 2010. All restricted share grants vest equally over three years.

(6) Consists of restricted shares: 1,667 issued in 2005; 1,000 issued in 2006; 3,700 issued in 2007; 7,400 issued in 2008, 2009 and 2010, respectively, 14,721 shares issued in 2011, 18,018 shares granted in 2012 and 13,146 shares granted in 2013. Mr. Nusspickel also purchased 3,000 shares in 2012. All restricted share grants vest

equally over three years.

(7) No director has pledged any of their shares to a third party, as security for a loan or other indebtedness, and each has the full right to vote such shares.

Section 16(a) Reporting Compliance. Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers to file with the SEC initial reports of beneficial ownership of our common stock and other equity securities, as well as reports of changes in beneficial ownership. These individuals are required to provide us with a copy of their required Section 16(a) reports as and when they are filed. Based on our records and information furnished to us by our executive officers and directors, we believe that all SEC filing requirements applicable to our directors and executive officers with respect to 2012 were met except for late Form 4 filings for David Milne, Fred Hite, Ronda Harris and Chris Huntington related to taxes paid on shares vesting.

Security Ownership of Certain Beneficial Owners. The following table shows each person who, based upon their most recent filings with the Securities and Exchange Commission, beneficially owns more than 5% of our Common Stock as of March 4, 2013.

Name and address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Ariel Investments, LLC 200 E. Randolph Drive, Suite 2900, Chicago, IL 60601	4,552,076	12.4%
BlackRock, Inc. 40 E. 52nd St. New York, NY 10022	3,269,080	8.89%
Dimensional Fund Advisors, LP 6300 Bee Cave Rd. Building One Austin, TX 78746	2,600,791	7.07%
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	2,098,829	5.70%
Keeley Asset Management Corp 111 West Jackson, Suite 810 Chicago, IL 60604	1,931,964	5.30%
Robeco Investment Management, Inc. 909 Third Ave. New York, NY 10022	1,925,441	5.23%

EXECUTIVE COMPENSATION

Part 1 - Compensation Discussion and Analysis

Introduction and Objectives

The Compensation and Organizational Committee ("Committee") assists the Board in addressing matters relating to the fair and competitive compensation of our executive officers and non-employee directors, together with matters relating to retirement, welfare and other benefit plans.

The Committee met five times in 2012; each of the four in-person meetings included an executive session attended by only the non-management directors. The Committee also met on February 11, 2013 to review 2012 bonuses and restricted stock grants in light of the company's performance against the criteria for the payment or grant of bonuses and restricted stock. At that meeting the Committee also established recommendations for 2013 base salary levels, target bonus percentages and target equity grants for the executive officers, as well as recommended that the Board adopt certain criteria and target amounts for 2013 cash bonuses and restricted stock grants.

During fiscal 2012 members of management, including President and Chief Executive Officer, Thomas J. Sullivan, Chief Financial Officer, Fred L. Hite, and SVP of HR, General Counsel and Corporate Secretary, David C. Milne, typically attended Committee meetings, although they left the meeting during times when their compensation was considered. It is anticipated that Messrs. Sullivan, Hite and Milne will attend Committee meetings in fiscal 2013 as well, although will not participate in discussions of their compensation. The agenda for each meeting is determined by the Committee members prior to the meeting. The Committee receives and reviews materials in advance of each meeting, including information provided by management that it believes will be helpful to the Committee as well as materials the Committee specifically requests. Depending on the agenda for the particular meeting, these materials may include, but not be limited to:

- Financial reports;
- Reports on levels of achievement of corporate performance objectives;
- Tally sheets setting forth the total compensation of the Named Executive Officers, including base salary, cash incentives, equity awards, perquisites and other compensation and any potential amounts payable to the executives pursuant to employment agreements, severance agreements and change of control provisions;
- Wealth accumulation summaries which show the Named Executive Officers' total accumulated stock and option holdings;
- Information regarding compensation of officers at companies identified by the Committee as appropriate for comparison;
- Information regarding criteria proposed or considered by proxy evaluation firms;
- Information regarding compensation levels and forms of compensation at companies of comparable size to the Company.

The Committee's primary responsibilities consist of:

- The review of corporate goals and objectives relevant to the compensation of Named Executive Officers, evaluation of the performance of the Named Executive Officers in light of these goals and objectives and determination and approval of the compensation level of Named Executive Officers based on that evaluation;
- The evaluation and recommendation to the Board of the incentive components of the CEO's compensation and related bonus awards, taking into account our performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies, the services rendered by the CEO and the awards given to the CEO in past years;
- The review and recommendation to the Board of the design of the compensation and benefit plans which pertain to Directors, the CEO and other senior executive officers who report directly to the CEO, including oversight of Rule 162(m) plans;
- The review and recommendation to the Board of all plans entitled to the exemption under Rule 16b-3 of the Securities Exchange Act of 1934, as amended, including the 2004 Equity Incentive Plan;
- The review and recommendation to the Board of the material terms of all employment, severance and change-of-control agreements for Named Executive Officers;
- The review and recommendation to the Board regarding compensation of Board members, such as total retainer, Committee Chairman fees, restricted stock and other similar items as appropriate, all pursuant to our Corporate Governance Guidelines;
- Oversight regarding our retirement, welfare and other benefit plans, policies and arrangements on an as needed basis;
- The review of compensation policies and guidelines issued by (i) the NYSE and other applicable authorities and (ii) key institutional shareholders and (iii) entities that offer proxy voting services or recommendations to shareholders;

- The preparation of a compensation committee report on executive compensation to be included in our annual proxy statement or annual report on Form 10-K filed with the SEC;
- The review and discussion with management regarding the Compensation Discussion and Analysis required by SEC Regulation S-K, Item 401, and based on such review and discussion, recommending to the Board to include the Compensation Discussion and Analysis in the Annual Report on Form 10-K or in our proxy statement;
- Review of any risk associated with the Company's Compensation Program and efforts to recommend to the Board measures to mitigate such risk.

The Committee's Charter reflects these responsibilities, and the Committee and the Board periodically review and revise its Charter. The Charter was last reviewed in the fall of 2012 and it was determined at that time that a few relatively, minor modifications were required. The full text of the Compensation and Organizational Committee Charter is available on our Web site at www.symmetrymedical.com under the "Investor Relations" and "Corporate Governance" tabs. The Committee also considers the shareholders' advisory vote on compensation to the extent it indicates a dissatisfaction with alignment between pay and performance. In 2012 the shareholders' advisory vote indicated that 93.29% of shareholders who voted approved of the Company's compensation program, so the Committee has not made significant changes to it.

Our executive management supports the Committee in its work by proposing compensation for executive officers, administering our retirement, welfare and other benefit plans and providing data to the Committee for analysis. The Committee also has discretionary authority under its Charter to engage the services of outside consultants and advisors, as it deems necessary or appropriate in the discharge of its duties and responsibilities. The Committee has budgetary authority to authorize and pay for the services of outside consultants who report directly to the Committee. The Committee exercised this discretion in fiscal 2012 by subscribing to Equilar, a provider of data regarding public company compensation data. The data provided by Equilar was utilized in the Committee's review of the pay practices of those companies in our peer group relative to compensation for the CEO, CFO and other Named Executive Officers. Equilar does not provide consulting services, and only compiles information that is already public into a searchable database. The Company has no relationship with any employee or owner of Equilar and did not retain Equilar for any consulting or other services beyond the subscription to the data service referenced above.

Our Compensation Philosophy

The Compensation and Organizational Committee addresses matters relating to the fair and competitive compensation of our executive officers and non-employee directors, together with matters relating to our retirement, welfare, and other benefit plans. The Committee is composed entirely of independent directors and is guided by three principal goals and objectives: (1) in order to allow us to attract and retain talent, we should pay salaries competitive with those with whom we compete for talent; (2) annual incentive bonuses should be directly related to our results produced during the year; and (3) long term compensation in the form of restricted shares or options should be directly linked to Company performance and enhancement of shareholder value.

The Committee believes that executive compensation should be aligned with the values, objectives and financial performance of the Company. The Committee wants to motivate our officers and key employees to achieve the Company's goals of providing our shareholders with a competitive return on their investments, while at the same time producing high quality products. Our compensation program is designed to attract and retain highly qualified individuals who are capable of making significant contributions to our long-term success, promote a performance-oriented environment that encourages Company and individual achievement, reward executive officers for long-term strategic management and to enhance shareholder value.

The Committee believes that compensation paid to executive officers should be closely aligned with the performance of the Company on both a short-term and long-term basis, and that such compensation should assist us in attracting and retaining key executives critical to its long-term success. Our Company is headquartered in Warsaw, Indiana, which is frequently referred to as the "Orthopedics Capital of the World." Because of the number of customers and competitors in the immediate Warsaw, Indiana area, it is important that our compensation program be competitive to allow us to continue to attract and retain all levels of employees.

On an annual basis the CEO and SVP of HR recommend to the Compensation Committee a compensation package for each executive (excluding themselves, respectively). The proposed compensation package has typically consisted of base salary, cash incentive bonus target levels and criteria, and long-term equity incentive compensation target levels, value and criteria. The Committee reviews that proposal in light of information it obtains from Equilar and other sources of information regarding the market, the Company's peer group and its compensation philosophies. Any decision to materially modify compensation is based upon the factors listed above, taking into account all forms of compensation, as well as based upon the individual's performance of his responsibilities and any tasks assigned by the Board. Consideration of the CEO's compensation is undertaken by the Committee in executive session and reflects the same considerations as are used regarding the other executive officers.

After fully reviewing and considering CEO and executive officer compensation the Committee thereafter submits its recommendations regarding each to the Board for consideration. Only Directors who are independent engage in this consideration and decision. If performance objectives are not attained, annual incentive bonuses will not typically be paid and restricted stock would not typically be granted (or would be forfeited if granted subject to performance criteria being achieved). Please refer to the table and associated text on pages 21-22 for the specific performance criteria related to the payment of the incentive bonus in 2012 and the information on pages 22-23 for information related to the 2013 incentive bonus.

The Committee believes that the executive officers' total compensation program should strengthen the relationship between pay and performance by emphasizing variable, at-risk compensation that is dependent upon the successful achievement of specified company, business segment and individual performance goals. The Committee also believes that a significant amount of pay for executive officers should be comprised of long-term, at-risk forms of compensation to align management's interests with those of the shareholders. The total compensation package should also enhance our ability to attract, retain and develop the exceptionally knowledgeable, talented and experienced executives upon whom our success depends.

Components of Our Total Compensation Program. The total compensation program for our executive officers consists of the following elements:

- Annual salary;
- Annual cash incentive bonuses;
- Long-term incentive compensation in the form of restricted stock and options;
- Benefits, including group health, life and disability insurance, and 401k plan;
- Use of an automobile;
- Certain post-termination compensation pursuant to applicable employment agreements.

It is the Committee's intent that salaries, annual incentive bonuses and long-term incentive award values be targeted at appropriate levels based on our peer group and other market factors. Salaries are generally targeted at the median for the market and other components of compensation are targeted at the 75th percentile for our long-term successful executives. It is anticipated that new employees in executive positions would receive a compensation package in the 50th percentile, although over years of successful performance of their duties their compensation would increase toward the 75th percentile. An individual's receipt of compensation in line with those targets will occur as performance warrants, and there is no guarantee that any particular employee would achieve the highest levels of compensation. Similarly, newer employees who have significant expertise, experience or skills, and whose value in the market is increased as a result of those attributes, might be compensated above the 50th percentile, as market value and the Company's needs dictate.

To establish total compensation for our executive officers, the Committee compares our executive officers' compensation against peer group pay practices and history, as well as considering recommendations from the Chief Executive Officer regarding those executives reporting directly to him. Our management team provides the Committee and Board with historical and prospective breakdowns of the total compensation components for each executive officer to assist in its review and consideration.

During its meeting on February 11, 2013, the Committee finalized its review of performance under the fiscal year 2012 annual incentive bonus program and the criteria for restricted stock grants pursuant to the 2012 Equity Program. At this meeting, the Committee reviewed wealth accumulation summaries, peer group data and tally sheets for each named executive officer in determining appropriate compensation levels.

To ensure our compensation programs are at proper levels, the Committee compares our compensation practices and levels of pay to an industry peer group. Companies were selected based on their satisfaction of most or all of the following criteria:

- GICS Code – to focus on those in the same or similar industry segments.
- Similar revenue levels;
- Executive positions similar in breadth, complexity and scope of responsibility;
- International operations;
- Competitors for similar executive talent.

The Committee selected a peer group consisting of the following companies: Analogic Corporation, Arthrocare Corporation, Cantel Medical Corporation, GenProbe, Inc., Greatbatch, Inc., Haemonetics Corporation, Thoratec Corporation, Wright Medical Group, Inc., and Zoll Medical Corporation. This peer group has evolved from a peer group proposed by ISS/RiskMetrics in 2009, to which the Board has added Greatbatch, Inc., which the Board and Committee consider to be a direct competitor in the industry and for talent. This Peer Group included American Medical Systems Holdings, Inc., through its acquisition by Endo Pharmaceuticals, Inc. in 2011, and otherwise remains unchanged from that considered for 2012. The Peer Group consists of companies that are engaged in the same or similar industries and would logically compete with the Company for the same talent and skill sets. For the foregoing reasons, the Committee concluded that this Peer Group is a logical source of comparison to utilize in establishing the Company's compensation structure.

The Compensation Committee also considered compensation programs and data at comparably sized companies with the same GICS code and comparable revenue levels, based on the 2012/2013 recommendations from ISS/RiskMetrics, including the following:

- Abaxis
- Accuray
- Alphatec Holdings
- Analogic
- AngioDynamics
- ArthroCare
- Cantel Medical
- Conmed
- Exactech
- Gen Probe
- GreatBatch
- Insulet
- Integra LifeSciences Holdings
- Masimo
- Natus Medical
- NuVasive
- NxStage Medical
- Orthofix International N. V.
- PhotoMedex
- Thoratec
- Tornier
- Volcano
- Wright Medical Group

The Committee obtained and evaluated public data from the Equilar database regarding the various forms and amounts of compensation provided by each of the foregoing companies to their executives. This group's data was then evaluated in light of additional market-based data, including that of the Peer Group. The Committee found that this group and the Peer Group were remarkably similar in terms of the levels of compensation provided to senior officers, a finding which reinforced the Committee's compensation decisions for 2012 and 2013.

Based upon our analysis of competitive pay practices, our total cash compensation for our Named Executive Officers, in aggregate, for 2012 was approximately 80% of the median salary and bonus paid by our peers for similar executive officer positions. Our Named Executive Officers' aggregate long-term compensation is at approximately 55% of the 75th percentile of our peers. Our total direct compensation, in aggregate, is approximately 79% of the foregoing target values for our peers. Our targeted 2013 compensation is 100% of median salary and bonus, 32% of the 75th percentile of equity and 58% in the aggregate of those two measures.

The Committee reviews its compensation programs annually in conjunction with its determination of the executive officers' compensation for the coming year.

Summary. It is the opinion of the Compensation and Organizational Committee that the executive compensation policies and programs in effect for our executive officers and directors provide an appropriate level of total compensation that properly aligns the Company's performance and interests of our shareholders with competitive executive compensation in a balanced and reasonable manner.

Our Compensation Decisions

Annual Salary. The 2012 base salaries for our Named Executive Officers are shown in the "Salary" column of the Summary Compensation Table. Salaries for executive officers are reviewed on an annual basis, as well as at the time of a promotion or other significant changes in responsibilities.

Base salary is targeted at the approximate median of compensation paid to executives with similar levels of experience in our Peer Group to ensure that we can attract and retain appropriate levels of executive talent. Individual executives may be paid at levels higher or lower than this target at the discretion of the Committee, and as their performance, experience or tenure with the Company may warrant. The base salaries of our executive officers were recommended by the Committee and approved by the independent Board members after considering compensation salary trends and data, overall levels of responsibility, total performance and compensation levels for comparable positions in the market for executive talent.

Annual Incentive Cash Bonuses. The objective of the annual incentive cash bonus program is to provide executives with a competitive total cash compensation opportunity relative to market standards for each respective position, while aligning their financial rewards with the Company's and their own performance. The Committee believes the goals tied to the bonus will help us provide our shareholders with a competitive return on their investments over the long term.

A. The 2012 Cash Bonus Program.

Our 2012 Cash Bonus Program (the "Program") was designed to provide a quarterly and annual focus on several areas of vital importance to the Company. It was also designed to encourage retention, since payments under it are not earned until paid. Thus, regardless of their performance during the year, participants were required to be employed when the bonus was paid (in March 2013) to earn and receive any amounts calculated under the Program. One-third of the bonus is based on the Named Executive Officers' achievement of certain Board-approved actions or results and the other 2/3 is based on the Company's achievement of financial and performance goals vs. target levels.

The 2012 bonus calculation involved a two-step process applicable to results each quarter, as well as the entire fiscal year (each quarter and the fiscal year being a "Period" under the Program). The first step involved the determination of whether the bonus pool for a respective Period would be funded, and if so, to what degree relative to the target. If the bonus pool was funded for a Period, the second step determined whether the bonus was earned for that Period as a result of the Company's achievement of its targeted performance goals in three different criteria. There were five opportunities to earn 25% of the target bonus in 2012, with the top four of the five Periods aggregated at the end of the year to determine the extent to which the annual bonus would be paid.

The first step in determining the extent to which a bonus was earned in any Period involved determining the extent to which we met our target for non-GAAP Earnings Per Share ("Earnings") in that Period. Actual Earnings at 75% of a target in any Period resulted in 25% of the potential bonus pool being funded for that Period; no bonus was earned at Earnings below 75% of target. As Earnings moved from 75% of target to 100% of target, the pool increased by 3% for every 1% increase in Earnings (e.g. if Earnings were 90% of target, the bonus pool would be 70% of that Period's target). If Earnings exceeded the target then the pool would grow 4% for every 1% of Earnings by which actual performance exceeded target, up to 200% of the target pool size.

If Earnings performance funded a bonus in a particular Period, then the extent to which it was earned was determined by performance vs. target in three areas (the "Performance Criteria"): Quality, On-Time Delivery, and

Free Cash Flow[1]. All three of the Performance Criteria were required to be met at target levels during any Period to earn that Period's bonus. For example, if on time delivery and quality goals were met in a Period, but free cash flow was not, then 0% of the bonus would be accrued that Period.[2] The foregoing criteria were designed to present a fair level of difficulty in terms of achievement, and were higher than in each respective quarter from the prior year, as well as the full year. The challenge in achieving these levels is demonstrated in the level of earnings thereunder, all of which fell below target levels. The Board adhered to the criteria in all respects and did not exercise any discretion in any respect, other than with regard to the third quarter, with regard to which it waived a two percentage point shortfall with regard to On-Time Delivery as a result of the Company's achievement of Free Cash Flow levels over $14m in excess of target.

Annual cash bonus awards are determined as a percentage of each executive officer's base salary. In 2012 the Named Executive Officers earned the 2/3 financial and performance portion of the bonus in three of the five Periods, although in the aggregate it was not earned at 100%. They also achieved the following levels of achievement of their personal tasks: Mr. Sullivan – 95%; Mr. Hite – 95%; Mr. Martin – 95%; Mr. Huntington – 90%; Mr. Milne – 95%. The following chart shows the target, actual and maximum levels achievable by each Named Executive Officer under the Program:

Name and Position	Targeted payout	Actual Payout	Maximum Potential Payment
Thomas J. Sullivan, President and Chief Executive Officer	70%	51%	140%
Fred L. Hite, Chief Financial Officer	65%	48%	130%
D. Darin Martin, SVP of QA/Regulatory Affairs and Chief Compliance Officer	50%	38%	100%
Christopher Huntington, COO of Symmetry Surgical Inc.	50-60%[3]	41%	100 - 120%
David C. Milne, SVP of HR, General Counsel and Corporate Secretary	45%	35%	90%

The Committee establishes and recommends to the Board the performance measures and other terms and conditions of awards for executive officers. The independent members of the Board also retain the authority to cancel or award an additional bonus amount on a discretionary basis. No such discretion was exercised relative to the 2012 Program.

Our 2013 Cash Bonus Program. As with the 2012 Cash Bonus Program, the 2013 Cash Bonus Program (the "2013 Program") requires a participant to be employed when the bonus is paid (in March 2014) to earn it. Any bonus payout is subject to final approval by the Company's Board of Directors, who will consider all aspects of the Company's performance in determining if a bonus payout is appropriate in light of performance or then-applicable circumstances.

The 2013 Program has 1/3 of the Named Executive Officers' bonus tied to performance of particular board-approved actions and the other 2/3 based on financial and operational performance. The 2/3 portion is calculated similarly to the 2012 Program. The 2013 Program provides five opportunities to earn 25% of 2/3 of a participant's bonus (each quarter plus the full year - each of which is a "Period"), with the best four Periods aggregated to reach the full-year figure. Funding the bonus pool will be determined based on the Company's achievement of its quarterly and annual targets for Non-GAAP EPS ("Earnings"). To fund the bonus in any Period the Company must achieve at least 75% of its goal for Earnings, which would carry a 25% funding of the target amount. The pool increases by 3% for every 1% increase in Earnings above 75% (e.g. if Earnings are 90% of target, the bonus pool

[1] Free Cash Flow consists of: Operating Cash - Cash paid for Fixed Asset Additions +/- Cash from a Fixed Asset transfers between units + Cash from a Fixed Asset sale.

[2] We consider our specific targets for bonus criteria to be confidential and believe that their disclosure could put us at a competitive disadvantage. We therefore do not disclose those specific performance metrics.

[3] Mr. Huntington had mid-year modifications to both salary and target bonus amounts. The calculations herein were done on a pro-rata basis for fiscal 2012.

will be 70% of that Period's target). If Earnings exceed the target then the pool will grow 4% for every 1% of Earnings by which actual performance exceeds target, up to a maximum of 200% of the bonus funding (which would represent Earnings at 125% of target).

If the Company funds the Bonus Program by achieving over 75% of its Earnings goal, then the ability to accrue a bonus in a particular Period will be determined by performance in three areas (the "Performance Criteria"): Quality, On-Time Delivery ("OTD"), and Free Cash Flow ("FCF"). Performance below the target for each criteria, but above a floor level, earns 50% of this portion of the bonus; performance below the floor earns 0% of that portion.

The remaining 1/3 of the participant's bonus is based on achievement of Personal Goals & Objectives which are vital to the Company's success in 2013 and approved by the Board of Directors. The amount earned by performance against Personal Goals & Objectives is limited to the 1/3 of the target, although if Earnings performance is greater than 100% of budget, then the amount earned for Personal Goals and Objectives may increase to two times its target pursuant to the calculation described above.

Long-Term Incentive Compensation. The Committee believes that equity-based compensation ensures that our executive officers have a continuing stake in our Company's long-term success and that their interests are aligned with those of our shareholders. As such, the Committee has implemented, with Board and shareholder approval, the Symmetry Medical Inc. Amended and Restated 2004 Equity Incentive Plan ("2004 Equity Incentive Plan"). The 2004 Equity Incentive Plan provides for the opportunity for the Board of Directors to grant restricted stock and other cash and equity-based incentive awards to key employees and non-employee directors to help align those individuals' interests with those of shareholders, to motivate them to make strategic long-term decisions, and to better enable us to attract and retain talented directors and executive personnel. Since 2005, we have awarded almost exclusively performance-based restricted stock (as opposed to stock options) to minimize the adverse financial impact of these awards under U.S. GAAP reporting (formerly FAS 123R).[1] Any performance-based restricted stock awarded is treated as ordinary income to the employee, who is responsible for the payment of any associated taxes upon vesting.

(a) 2012 Performance Based Restricted Stock Program

During 2012, the Board of Directors, pursuant to our 2004 Equity Incentive Plan, implemented the 2012 Restricted Stock Grant Program (the "Restricted Stock Program"), to provide opportunities to earn certain amounts of restricted stock to the executive officers and other senior members of management. The Named Executive Officers were provided with the following opportunities to earn shares of restricted stock: Mr. Sullivan (77,220), Mr. Hite (53,411), Mr. Martin (15,315), Mr. Huntington (26,641) and Mr. Milne (21,622). The foregoing figures are the result of the division of a target value for each (which is a percentage of salary) divided by the stock price on the date the Board approved the Restricted Stock Program (the share price closed at $7.77 on that date). The percentage of salary that forms the basis for the target's value was based on the executive's performance, tenure, ability to impact the Company's long-term success, and targets the Committee established for this form of compensation, as well as Peer Group data for equity compensation.

Under the Restricted Stock Program the shares of restricted stock targeted for each individual would be granted in early 2013 if performance criteria for 2012 were met. The actual number of shares granted would be subject to the Company's performance against two financial and one strategic criteria:

1) EPS growth (percentage) vs. peer group[2] median (75% floor to 125% ceiling) in both the one and two year timeframes;
2) Return on assets vs. annual target (75% floor to 125% ceiling); and

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[1] The lone exception to this was a grant of stock options to Mr. Sullivan in 2012. These options have a five-year cliff vesting feature and expire six years after the date of grant; they were designed to encourage longer-term retention and align Mr. Sullivan's interests with those of the shareholders.

[2] The peer group for this purpose consists of the following companies: Analogic Corporation, Arthrocare Corporation, Cantel Medical Corporation, GenProbe, Inc., Greatbatch, Inc., Haemonetics Corporation, Thoratec Corporation, Wright Medical Group, Inc., and Zoll Medical Corporation.

3) Achievement of the following equally-weighted, Board-approved strategic objectives:

- Implementation of WinSPC (in CNC Machining Centers, with 50% of volume covered by the end of Q3);
- Termination of the Transition Services Agreement related to the Codman & Shurtleff transaction (for warehousing and systems) by the end of Q3;
- Launch seven new products in 2012, on time, on budget and at revenue objectives;
- Full deployment and board validation of a detailed succession planning program for the top 25 positions in the Company.

Under the Restricted Stock Program the target number of shares for each participant could have been increased to 200% of target or decreased to 0% of target based on the degree to which the criteria set forth above were met, with a sliding scale downward or upward (4% for every 1% above or below target). All stock awards actually granted vest on December 21, 2014 if the recipient is still employed by the Company at that time.

During 2012 the Company achieved 118% of its goals under the foregoing criteria (with each of the three equally weighted criteria achieving the following levels of performance: EPS – 41.7%; Return on Assets – 29.4%; Strategic Objectives – 33.3% = 104.4%, with 4.4% multiplied by 4 to equal 117.6%, rounded 118%). Accordingly, each person's target amounts were multiplied by 118% to equal the amount actually granted. Specific grants are set forth in the "Grants of Plan Based Awards" table below.

During 2012 Mr. Sullivan received an additional opportunity to earn 19,090 shares of Company stock upon the achievement of the following goals and objectives during 2012:

- Full deployment of the Symmetry Business System;
- Creation of Symmetry Surgical, Inc. and achieve growth;
- Improve value of R&D pipeline.

He achieved these goals and earned the associated shares, which will vest December 21, 2014.

(b) Stock Options

Stock options were last granted to multiple individuals in 2004, and there are no plans to issue further options, other than those issued to Mr. Sullivan in 2012. This grant to Mr. Sullivan was made to enhance the retention elements of his compensation (through the five-year vesting period), to incent his further strong performance in the coming years, and to align his interests closely with those of the shareholders. In 2004 Mr. Hite received options in the amounts set forth in the Outstanding Equity Awards at Plan Year End Table in this proxy statement.

(c) 2013 Performance Based Restricted Stock Grant Program.

The Board of Directors has established the 2013 Restricted Stock Program, with a structure and goals similar to the 2012 Restricted Stock Program. Under the 2013 Restricted Stock Program, each eligible participant (including but not limited to the Named Executive Officers) has a value of compensation ascribed to equity by the Board, with that value reflective of a percentage of their salary. The target value is divided by the stock price on the date the Restricted Stock Program is approved to determine a target number of shares.[1] Each recipient may receive that target number of shares of restricted stock in 2014, modified to reflect personal and company performance during 2013. The target number of shares for the Named Executive Officers in the 2013 Restricted Stock Program include: Mr. Sullivan – 57,746 shares; Mr. Hite – 37,054 shares; Mr. Huntington – 20,657 shares; Mr. Martin – 5,869 shares; Mr. Milne – 16,432 shares. Any shares earned under the 2013 Restricted Stock Program will vest December 21, 2015, if the participant is still employed at that time.

The actual number of shares earned and awarded will be based on the Company's performance against two financial and one strategic criteria, each of which constitute 1/3 of the calculation:

[1] The stock price on the date the Program was approved was $10.65.

1) EPS growth (percentage) vs. peer group[1] median (75% floor to 125% ceiling) in one, two and three year timeframes;
2) return on assets vs. annual target (75% floor to 125% ceiling); and
3) achievement of three equally-weighted, Board-approved strategic objectives.

The targeted number of shares will be increased to 200% of target or decreased to 0% of target based on the degree to which the aggregate percentage of targets are met, with a sliding scale downward or upward (4% for every 1% above or below target).

Perquisites and Other Personal Benefits. We provide Named Executive Officers with minimal perquisites and other benefits that the Committee and Board believe are reasonable and consistent with the goal of enabling us to attract and retain superior employees for key positions. The Committee periodically reviews the levels of perquisites and other benefits provided to Named Executive Officers. Named executive officers are provided with the use of an automobile, maintenance and fuel, and a matching contribution under the Company's 401k Plan (on the same terms as such matching contribution is provided to all participants), and the ability to obtain a full physical examination each year. All perquisites are described in more detail in the Summary Compensation Table.

Compensation Deductibility. Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") imposes a limit on tax deductions for annual compensation in excess of $1 million paid by a corporation to its Chief Executive Officer and the other four most highly compensated executive officers (excluding the Chief Financial Officer). This provision excludes certain forms of "performance-based compensation," including restricted stock, from the compensation taken into account for purposes of that limit. The Compensation and Organizational Committee believes that the 2004 Equity Incentive Plan, as amended, is "performance-based" within the meaning of that restriction. Nonetheless, the Compensation and Organizational Committee believes that, although it is desirable for executive compensation to be fully tax deductible, whenever in the judgment of the Board that would be inconsistent with the objectives pursuant to which the particular compensation is paid, we should compensate our executive officers fairly in accordance with our compensation philosophy, regardless of the anticipated tax treatment. The Compensation and Organizational Committee will from time to time continue to assess the impact of Section 162(m) of the Code on the Company's compensation practices and will determine what further action, if any, may be appropriate in the future.

Part 2 - Employment Agreements.

We currently have employment agreements with our Named Executive Officers. Details regarding each are set forth below.

a. Thomas J. Sullivan

On January 17, 2011 the Company entered into an Employment Agreement with Mr. Sullivan, a copy of which was filed on Form 8-K on January 19, 2011. The Agreement provides for Mr. Sullivan to receive a salary of $500,000 per annum and participation in the Company's Incentive Bonus Plan, with a target award at 70% of his salary and opportunities to adjust the target award percentage from 0 – 2 times the target, depending on performance against the criteria established by the Board of Directors. After 2011, when his bonus was guaranteed at 50% of his target bonus level, all subsequent bonuses are subject to criteria established by the Board of Directors on a periodic basis (see calculation based on the criteria set forth above in the section entitled "2013 Cash Bonus Program"). Mr. Sullivan also received a cash sign-on bonus of $100,000, less applicable tax and other deductions, all or a portion of which would have been repaid to the Company had Mr. Sullivan's employment been terminated by the Company for "cause" or by Mr. Sullivan without "good reason", as those terms are defined in the Agreement, within the first 24 months of his employment. Mr. Sullivan also received shares of Company common stock valued at $1,500,000. Of that grant, $900,000 in value vests on three dates: the first 1/3 vested immediately, another 1/3 vested on the first anniversary of his employment, January 17, 2012, and the last 1/3 vested on the second anniversary of his

[1] The Company's peer group consists of the following companies: Analogic Corporation, Arthrocare Corporation, Cantel Medical Corporation, GenProbe, Inc., Greatbatch, Inc., Haemonetics Corporation, Thoratec Corporation, Wright Medical Group, Inc., and Zoll Medical Corporation.

employment, January 17, 2013. The other $600,000 of the grant (60,606 shares) was subject to modification in number of shares based on performance against performance criteria for 2011 established by the Board. Performance thereunder resulted in the actual grant to him of 41,515 shares, all of which will vest on December 21, 2013. Mr. Sullivan also receives employee benefits identical to those offered to our other employees, retirement medical benefits for himself and his family under certain circumstances, reasonable travel and housing expenses related to visits to Warsaw, Indiana from his home, and he would receive relocation assistance (including reimbursement for certain expenses) should he relocate to Warsaw, Indiana. The Employment Agreement also requires Mr. Sullivan to provide the Company with certain confidentiality, non-competition, non-raiding, waivers of claims and other commitments that are applicable both during his employment and thereafter.

In conjunction with his employment agreement, we also entered into an Executive Benefit Agreement with Mr. Sullivan, a copy of which was filed with the SEC on Form 8-K on January 19, 2011. This Executive Benefit Agreement was subsequently amended on August 2, 2012 via a "First Amendment to Executive Benefit Agreement" which was filed on Form 10-Q on August 3, 2012. Under the Agreement, as amended, Mr. Sullivan would be entitled to certain benefits following a termination of employment under certain circumstances. Following such a termination, Mr. Sullivan would receive his earned but unpaid salary through the date of termination and any earned but unpaid incentive bonus for any previous completed year. In the event Mr. Sullivan's employment is terminated by the Company for any reason except for Cause (as defined in the agreement) or Mr. Sullivan's Disability (as defined in the agreement) or is terminated by Mr. Sullivan for Good Reason (as defined in the agreement), Mr. Sullivan is entitled to receive severance benefits, consisting of: an amount equal to the higher of 2.99 times: i) his average annual cash compensation over the current and prior four years (or such shorter period should Mr. Sullivan not have been employed by Company for five years at the time of a Qualifying Termination) and his target cash compensation for the then-current year, inclusive of his salary and bonus, and ii) his then current annual target cash compensation (calculated using a target bonus level at 100% of salary or such higher percentage as is subsequently implemented).

If a Qualifying Termination occurs within six months prior to or 24 months following a Change in Control, Mr. Sullivan's severance benefits would consist of: an amount equal to 2.99 times the average of his prior five years W-2 compensation and target total compensation for the then-current year (with target bonus calculated at 100% of salary or such higher figure as is subsequently agreed to by the parties) or such shorter period should Mr. Sullivan not have been employed for such period. Further, he shall receive COBRA coverage assistance (or payment for the cost of COBRA should it have expired or should he prefer an individual policy) for twenty-four (24) months after separation.

As a condition to his receipt of any severance benefits, Mr. Sullivan would also execute a release agreement releasing and waiving any and all claims he may have against the Company. In the Agreement and amendment, Mr. Sullivan covenants not to: a) compete with the Company and not to raid employees or solicit customers or employees of the Company for a period of twelve (12) months thereafter; b) maintain the confidentiality of the Company's proprietary information; and c) provide to the Company ownership of any developments made or conceived by Mr. Sullivan during his employment.

b. Fred L. Hite

The Company entered into an employment agreement Mr. Hite on May 4, 2010, a complete copy of which was filed as an exhibit to the Company's Form 10-Q on May 11, 2010. This Agreement was amended August 3, 2012 by an amendment filed August 3, 2012 on Form 10-Q. The terms of the Agreement provide that the Company will provide him with certain severance benefits in the event of his separation from the Company if his separation results from his decision to terminate his employment with "Good Reason" or the Company's decision to terminate his employment without "Cause" as those terms are defined in the Agreement. The benefits are conditioned upon Mr. Hite's execution of a Release Agreement, and if the separation occurs within twelve months following a Change in Control (as that term is defined in the Agreement) then the number of months in the severance period and the amounts payable is multiplied by two. The payments to which he would be entitled under a qualifying termination include:

- An amount equal to his annual base salary, payable over the severance period (normally 12 months, but 24 months if separation is within twelve months following a Change in Control).

- A lump sum payment equal to (i) any bonus to which he would have been entitled if he had remained employed through the payment date and had achieved all individual performance objectives, multiplied by a fraction, the denominator of which is the number of days in any such computation period and the numerator of which is the number of days during the computation period the Mr. Hite was employed by the Company.
- Reimbursement for any amounts paid by Mr. Hite for COBRA continuation coverage, reduced by an amount equal to the payments he made for group medical coverage immediately prior to the separation. If his right to COBRA continuation coverage ends because he has enrolled in a group medical plan offered by a subsequent employer, his reimbursement ends at the same time. Should Mr. Hite's separation occur within six months before or twelve months following a Change in Control then he would be reimbursed for the cost of COBRA continuation coverage through and including the earlier of the date he obtains alternative healthcare coverage from another source or twenty four months after separation.

c. **Christopher Huntington, D. Darin Martin and David C. Milne**

On May 4, 2010, we entered into Employment Agreements with Messrs. Huntington, Martin and Milne, all of which were amended August 3, 2012. A form of this amendment was filed on Form 10-Q on August 3, 2012. The terms of their agreements are identical to Mr. Hite's, although their amendments call for the recipient to receive a premium of 150% of base salary if such recipient's separation occurs 6 months before or 12 months after a Change in Control, as opposed to Mr. Hite's 200% premium.

Part 3 – Named Executive Officer Summary Compensation Table, Equity, Bonus and Share Holdings

Summary Compensation Table. The following table sets forth certain information with respect to the salaries, bonuses and other compensation we paid for services rendered in 2012, 2011, and 2010 for our Chief Executive Officer, Chief Financial Officer, and our three other most highly compensated executive officers. The amounts shown include compensation for services rendered in all capacities.

Name	Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation[3] ($)	All Other Compensation[4] ($)	Total ($)
Thomas J. Sullivan, President & CEO	2012	$512,500	$ -	$822,009[7]	$260,713	$17,028	$1,612,250
	2011	$500,000	$100,000	$1,749,996[5]	$175,000	$22,320	$2,547,316
Fred L. Hite, SVP and Chief Financial Officer	2012	$358,750	$ -	$ 135,510	$169,463	$19,022	$682,745
	2011	$350,000	$206,500	$ 680,209[6]	$113,750	$16,900	$1,367,359
	2010	$300,000	$ -	$ 160,800	$ -	$13,747	$474,547
D. Darin Martin, SVP, Quality Assurance & Regulatory Compliance	2012	$225,500	$ -	$ 38,384	$ 81,938	$14,300	$360,122
	2011	$220,000	$32,672	$ 119,311	$ 27,500	$13,680	$413,163
	2010	$200,000	$ -	$ 55,200	$ -	$16,664	$271,864
Christopher Huntington, COO, Symmetry Surgical, Inc.	2012	$275,000	$ -	$ 66,755	$102,019	$13,087	$456,861
	2011	$250,000	$100,000	$290,103	$ 31,250	$10,354	$681,707
David C. Milne, SVP of Human Resources, General Counsel & Corporate Secretary	2012	$250,000	$ -	$ 38,384	$ 76,413	$14,928	$379,725
	2011	$214,500	$25,433	$ 71,659	$ 37,538	$13,050	$362,180
	2010	$226,400	$ -	$ 48,000	$ -	$12,409	$286,809

(1) The salary amounts relate to cash only wages received on a regular basis.
(2) The bonus amounts relate to a one-time discretionary cash payment received in addition to salary.
(3) Non-equity incentive plan thresholds were not met in 2010, partially met in 2011 and partially met in 2012.
(4) The other compensation amounts include the following items and amounts:
- Company Car - For total compensation purposes, for the following Named Executive Officers, the cost of personal

use of a Company car has been valued at the cost of the annual lease, maintenance and fuel, estimated for 2012 at $12,428 for Thomas J. Sullivan; $14,422 for Fred L. Hite, $10,300 for D. Darin Martin, $10,328 for David C. Milne and $9,087 for Christopher Huntington.

- 401k Match - In the U.S., we provide a discretionary match of the each employee's contribution to their respective 401k retirement account up to a maximum of $4,000. We contributed $4,000 for each of Thomas J. Sullivan, Fred L. Hite, D. Darin Martin, Christopher Huntington and David C. Milne in 2012.
- Legal fees in 2011 of $5,966 for legal work related to Mr. Sullivan joining the company pursuant to his employment agreement.
- Payment of $600 per year toward the Health Savings Plan established by Messrs. Sullivan, Hite and Milne.

(5) This figure includes $900,000 in restricted stock granted to Mr. Sullivan on his hire date to make him whole for equity lost when he left his prior employer and to incent his retention and alignment with the shareholders.

(6) In addition to his normal performance-based grant of restricted stock, in 2011 Mr. Hite received one-time time-based grants of equity designed to ensure his retention ($340,200) and as a reward for the successful closing on the Codman acquisition ($150,000). These grants are not anticipated to be replicated in future years; his 2012 equity target was $415,000 and his 2013 equity target is $394,625.

(7) Mr. Sullivan received $1 million in options in 2012, some of which was expensed in 2012. These options vest five years after date of grant and will not be exercised until 2017. This grant was intended to ensure Mr. Sullivan's retention and to align his interests with the shareholder's interest. In 2012 his equity target was $600,000 and in 2013 his target is valued at $615,000.

Grants of Plan-Based Awards. The following table sets forth certain information with respect to each grant of an award made to our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers in 2012.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)		Estimated Future Payouts Under Equity Incentive Plan Awards	Possible All Other Stock Awards; Number of Shares of Stock or Units (2)	Possible All Other Stock Awards; Number of Securities Underlying Options	Exercise or Base Price of Option Awards
		Target	Maximum		Target		
Thomas J. Sullivan	1/1/2012	$358,750	$717,500				-
	2/19/2012				77,220		-
Fred L. Hite	1/1/2012	$233,188	$466,375				-
	2/19/2012				53,411		-
D. Darin Martin	1/1/2011	$112,750	$225,500				-
	2/19/2012				15,315		-
Christopher Huntington	1/1/2011	$165,000	$330,000				-
	2/19/12				26,641		-
David C. Milne	1/1/2011	$87,500	$175,000				-
	2/19/2012				21,622		-

(1) Amounts reflect the threshold and maximum cash incentive compensation that could be earned relative to performance in 2012. See the table in the section entitled "2012 Cash Bonus Plan" for specific criteria and amounts earned thereunder.

(2) These amounts represent the total shares achievable if performance targets were met in 2012. As explained above in the Compensation Discussion & Analysis, targets set at the beginning of the year were subject to increase or decrease based on performance targets in 2012. The targets were met at 118% of target and accordingly, the shares actually granted under this program were made at the following levels: Mr. Sullivan received 91,120 shares, Mr. Hite received 63,024 shares, Mr. Martin received 18,072 shares, Mr. Huntington received 31,436 shares, and Mr. Milne received 25,514 shares.

Outstanding Equity Awards at Fiscal Year-End. The following table sets forth certain information with respect to unexercised options, stock that has not vested, and equity incentive plan awards for our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (1)	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards; Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price (2)	Option Expiration Date (3)	Number of Shares or Units of Stock That Have Not Vested (4)	Market Value of Shares or Units of Stock That Have Not Vested (5)	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested
Thomas J. Sullivan	—	300,000	—	$7.69	7/27/2018	71,819	$747,636	—	—
Fred L. Hite	29,310	—	—	$4.83	3/1/2014	105,221	$1,095,354		—
D. Darin Martin		—	—	—	—	20,097	$209,210	—	—
Christopher Huntington		—	—	—	—	22,560	$234,850	—	
David C. Milne	—	—	—	—	—	16,831	$175,211	—	—

(1) Shares represent the remaining, unexercised options that were granted in 2004.
(2) Amount represents the option price of the given grant.
(3) This date represents the expiration date of the grant, which is 10 years from the initial grant date.
(4) Shares represent the unvested restricted stock granted in 2008, 2011 (shares granted in 2008 were extended to a seven-year cliff vest, a provision that no longer exists in the Plan).
(5) Amount represents the restricted stock shares valued at $10.41, the price on the day preceding December 29, 2012, the last day of our fiscal year, which fell on a weekend in 2012.

Option Exercises and Stock Vested. During 2012 our Chief Executive Officer, Chief Financial Officer nor any of our three other most highly compensated executive officers exercised any stock options, SARs or similar instruments, although did have the following amounts of restricted shares vest:

	Option Awards		Stock Awards[1]	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Thomas J. Sullivan, President and Chief Executive Officer	0	$0	30,303	$237,576
Fred L. Hite, Chief Financial Officer	0	$0	25,051	$246,200
D. Darin Martin, SVP of QA/Regulatory Affairs and Chief Compliance Officer	0	$0	5,750	$ 59,398
Christopher Huntington, COO of Symmetry Surgical Inc.	0	$0	10,000	$103,300
David C. Milne, SVP of HR, General Counsel and Corporate Secretary	0	$0	9,117	$ 85,795

(1) Amounts shown in these columns reflect Restricted Stock that vested during 2012 at the price on the date(s) of vesting. Please see the 2012 Summary Compensation Table Narrative for details on these types of awards.

Share Ownership Requirements. We believe that the interests of the Directors and Executive Officers should be aligned with those of our shareholders. In furtherance of this goal, the Board has established share ownership guidelines in the Corporate Governance Guidelines under which each current or future Director and Executive Officer shall own an appropriate amount of shares in the Company. Pursuant to this policy, each current

Director must, within four years of September 1, 2009, hold personally or jointly with his/her spouse a minimum of either 30,000 fully vested shares or three times their annual base cash retainer in value of Company stock. Directors appointed or elected after September 1, 2009 must satisfy this criterion within four years of their appointment or election. Each current Executive Officer must, within four years of September 1, 2009, hold personally or jointly with his/her spouse either 20,000 fully vested shares or the following multiple of his/her salary in value of Company stock: CEO and CFO – 3 times, SVP – 2 times. Executive Officers appointed after September 1, 2009 must satisfy this criterion within four years of their appointment.

For the purposes of determining compliance with this policy, the Company's stock is valued based on a rolling average of its closing price over the six months preceding any review. Should a fluctuation in share price result in ownership falling below the required level, the individual must take actions to comply with the policy.

Part 4 – Payments Following Termination of Employment

Pension Benefits. Our Named Executive Officers do not receive any pension benefits so we have excluded the Pensions Benefit Table from this Proxy.

Nonqualified Deferred Compensation. We do not provide our Named Executive Officers with any defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified under applicable IRS regulations. Accordingly, we have omitted the chart showing such contributions and earnings.

Potential Payments upon Termination or Change of Control. As discussed in detail above, we have existing employment agreements with Thomas J. Sullivan, Fred L. Hite, D. Darin Martin, Christopher Huntington, and David C. Milne. These agreements include termination provisions that provide for potential future compensation depending on the circumstances of their departure from the Company. According to the terms of the employment agreements, we are required to compensate them for a certain period following their termination if specific criteria are met, as noted below:

- Thomas J. Sullivan - If Mr. Sullivan's employment ends within six months prior to or 24 months following a Change in Control, Mr. Sullivan's severance benefits would consist of: an amount equal to 2.99 times the average of his prior five years W-2 compensation and target total compensation for the then-current year (with target bonus calculated at 100% of salary or such higher figure as is subsequently agreed to by the parties) or such shorter period should Mr. Sullivan not have been employed for such period. Further, he would receive COBRA coverage assistance (or payment for the cost of COBRA should it have expired or should he prefer an individual policy) for twenty-four (24) months after separation.

- Fred L. Hite — If Mr. Hite's employment is terminated except for "cause" or if he terminates his employment for "good reason" as those terms are defined in his Severance Agreement, he will be entitled to the payment of one year of his base salary (currently $358,750), a pro-rata amount of his annual bonus at target, and reimbursement of COBRA expenses for up to one year (or until he obtains group health coverage from another employer). Should his termination occur within twelve (12) months following a Change in Control of the company his payments and the time during which COBRA would be reimbursed would equal 200% of the foregoing.

- Christopher W. Huntington, D. Darin Martin and David C. Milne — If Mr. Huntington's, Mr. Martin's or Mr. Milne's employment is terminated except for "cause" or if any of them terminates his employment for "good reason" as those terms are defined in their Severance Agreements, they will be entitled to the payment of one year of base salary (currently $275,000 for Mr. Huntington, $225,500 for Mr. Martin and $250,000 for Mr. Milne), a pro-rata amount of their respective annual bonus at target, and reimbursement of COBRA expenses for up to one year (or until group health coverage from another employer is obtained). Should such individuals' termination occur within twelve months of a Change in Control then the foregoing payments and COBRA reimbursement period would be multiplied by 150%.

We also include a change of control provision within our restricted stock agreements. It provides that all restricted stock will vest upon a change of control. Under the Plan, a change in control is defined as: (1) an event in which any person or group secures more than 50% of the Company's outstanding shares; (2) replacement of a majority of the directors within any two-year period; (3) any merger or consolidation resulting in the Company transferring more than 50% of the combined voting power; or (4) a liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company's assets.

If there is a Change in Control and a participant's employment or service as a director, officer, or employee of our Company or of a subsidiary is terminated: (1) by us without Cause, (2) by reason of the participant's death, Disability, or Retirement, or (3) by the participant for Good Reason, within twelve months after such Change in Control, any award carrying an unvested and unexercisable right to exercise as of the time of the Change in Control becomes immediately vested and exercisable, and remains so for up to 180 days after the date of termination. With respect to any outstanding performance awards, the Committee may, within its discretion, deem the performance goals and other conditions as having been met as of the date of the Change in Control.

The following table sets forth payments that would occur upon the event of termination prior to or following a Change in Control and under certain other circumstances.

	Termination without "cause" or Resignation for "good reason"	**Change in Control** [3]	**Death or Disability**
Thomas J. Sullivan			
Restricted Stock [1]	-	$1,576,433	$1,576,433
Stock Options [2]	-	$810,000	$810,000
Severance Payment	$3,061,760	$3,061,760	-
Life Insurance	-	-	(5)
Fred L. Hite			
Restricted Stock [1]	-	$1,487,796	$1,487,796
Stock Options [2]	-	-	-
Severance Payment	$591,938	$1,183,875	-
Life Insurance	-	-	(5)
D. Darin Martin			
Restricted Stock [1]	-	$336,833	$336,833
Stock Options	-	-	-
Severance Payment	$338,350	$507,375	-
Life Insurance	-	-	(5)
Christopher Huntington			
Restricted Stock [1]	-	$457,118	$457,118
Stock Options	-	-	-
Severance Payment	$440,000	$660,000	-
Life Insurance	-	-	(5)
David C. Milne			
Restricted Stock [1]	-	$353,979	$353,979
Stock Options	-	-	-
Severance Payment	$362,500	$543,750	-
Life Insurance	-	-	(5)

(1) Reflects the closing price of $ 10.39 for our stock on our Record Date, March 4, 2013, multiplied by the number of shares of restricted stock that would vest as a result of the Named Executive Officer's termination of employment.

(2) As shown on the chart on page 28 entitled "Outstanding Equity Awards at Year End," Mr. Hite currently holds fully vested stock options that are immediately exercisable and his death or termination would not increase any value or augment his

current ability to exercise his options. Mr. Sullivan holds unvested stock options that would vest upon a change in control.

(3) This assumes that the individual is terminated in conjunction with a Change in Control. This amount would also include the pro-rata payment of their target bonus for the year in which termination occurred, based on the number of days in that year they had been employed.

(4) Severance would also include payments for COBRA continuation coverage, if any, elected by the terminated individual.

(5) The Company provides life insurance equal to two times the person's salary for all employees, up to a maximum of $500,000.

Other Awards. Other than as described herein there were no other payments in fiscal 2012 to any named executive officer.

Equity Compensation Plan Information

The following table sets forth, as of March 4, 2013, certain information related to our outstanding equity:

Equity Compensation Plan Information as of March 4, 2013

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of Securities remaining available for future issuance under equity incentive plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	357,442	$7.15	2,280,397
Equity compensation plans not approved by security holders	0		0
Total	357,442	$7.15	2,280,397

Part 5 - Director Compensation

Summary of Director Compensation. The following table sets forth certain information with respect to the compensation we paid to our directors for services rendered in 2012. The Company does not provide additional compensation to employees who also serve on the Board so Mr. Sullivan received no additional compensation for his service during his time as a director in 2012 and is therefore not shown in this table. His compensation as an employee is shown under the Summary Compensation Table.

Name	Fees Earned or Paid in Cash	Stock Awards (1)	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Compensation	Total
Craig B. Reynolds	$80,000	$110,523	-	-	-	-	$190,523
James S. Burns	$47,500	$110,523	-	-	-	-	$158,023
Thomas E. Chorman[2]	$23,334	$158,522	-	-	-	-	$181,856
Robert G. Deuster	$40,208	$110,523	-	-	-	-	$150,731
John S. Krelle	$41,458	$110,523	-	-	-	-	$151,981
Francis T. Nusspickel	$55,000	$110,523	-	-	-	-	$165,523

(1) This shows the value of stock awards that vested in 2012, expensed at grant date value. With the exception of Mr. Chorman, whose shares vested upon his retirement in April 2012, these restricted shares vest ratably over a three year period on each subsequent December 21st.

(2) Mr. Chorman retired from the Board of Directors in April 2012.

Summary of Director Compensation and Decisions Regarding It. After a detailed analysis of peer group and other information, the Committee and Board have established a compensation structure for the Directors that targets the median of the Company's Peer Group. The Board believes that paying at the median of the Peer Group will enable it to more easily attract and retain the skilled and experienced Directors that will enhance the Company's performance and provide value for shareholders. The Board and Committee also believe that paying the majority of Director compensation in the form of Company stock ensures the Directors' interests are aligned with those of our shareholders. To that end, Directors receive approximately 80% of their compensation in the form of restricted stock and the remaining 20% in cash.

In fiscal 2012 all independent directors received a cash retainer of $30,000 (other than Mr. Chorman, who received a pro-rata portion reflective of his period of service prior to retirement). The Chairman of the Board and the Chairman of the Audit Committee received additional cash compensation of $50,000 and $20,000, respectively. The Chairman of the Compensation & Organization Committee and Nominating & Governance Committee received $10,000 additional cash compensation and the Chairman of the Finance & Systems Committee received an additional payment of $5,000. Members of the Audit Committee each received an additional $5,000 in cash compensation while the members of the three remaining committees each received an additional $2,500 in cash compensation. All directors were reimbursed for their out-of-pocket expenses incurred in connection with their services on the Board. All independent Directors also received a grant of restricted stock valued at $140,000, calculated by dividing that value by the share price on date of grant, rounded to the nearest whole share number. These shares vest in three equal installments on each December 21 following the grant.

Compensation Committee Interlocks and Insider Participation. The members of the Compensation and Organizational Committee are Robert Deuster, Chairman, John S. Krelle and Francis T. Nusspickel. The Board has determined that each of the Committee members are independent directors as defined in Rule 303A of the NYSE listing standards, outside directors, as such term is defined with respect to Section 162(m) of the Internal Revenue Code, and non-employee directors under Section 16(b) of the Securities Exchange Act of 1934. None of the Committee members has had a relationship requiring disclosure under Item 404 of Regulation S-K. In addition, none of our Committee members currently serves or has ever served as an officer of Symmetry Medical Inc.

During the most recent fiscal year, there were no interlocking relationships between any of our executive officers and the Committee and the executive officers and the Compensation and Organizational Committee of any other companies, nor has any such interlocking relationship existed in the past.

Part 6 - Report of the Compensation and Organizational Committee on Executive Compensation.

The following is the report of the Compensation and Organizational Committee of the Board with respect to our executive compensation.

The Compensation and Organizational Committee has reviewed all components of compensation for our Chief Executive Officer, our Chief Financial Officer and our Named Executive Officers, including salary, bonus, equity and long-term incentive compensation, restricted stock, the dollar value to the executive and the cost of all perquisites and other personal benefits, the actual projected payout obligations under our severance and change-in-control scenarios.

Furthermore, the Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) with management and based on this review and discussion, the Compensation and Organizational Committee recommended to the Board that the Compensation Discussion and Analysis be included herein.

The Compensation and Organizational Committee:
ROBERT G. DEUSTER, *Chairman*
JOHN S. KRELLE, *Member*
FRANCIS T. NUSSPICKEL, *Member*

RELATED PARTY TRANSACTIONS

It is our policy not to enter into any Related Party Transaction unless the Audit Committee or its Chairman, after having reviewed all the relevant facts and circumstances, determines that the transaction is in the best interest of our shareholders and approves the transaction in accordance with the guidelines set forth in our written Related Party Transactions Policy.

The Related Party Transactions Policy covers any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships in the same fiscal year) in which we (including any of our subsidiaries) were, are or will be a participant and in which any Related Party has, had or will have a direct or indirect material interest.

The Board has determined that it is the responsibility of the general manager or managing director at each facility to notify corporate management of any arrangements falling within the scope of this Policy. Corporate management is tasked with notifying the Audit Committee Chairman, who then reviews and approves all Related Party Transactions. All Related Party Transactions which exceed an aggregate amount of $60,000 in the same fiscal year are required to be reviewed and approved by the entire Audit Committee. The Audit Committee Chairman, in his discretion, may seek the approval of the entire Audit Committee to review any transactions. In reviewing and approving a Related Party Transaction, or any material amendment thereto, the Chairman or Committee, as applicable, is required to: 1) satisfy itself that it has been fully informed as to the Related Party's relationship and interest and as to the material facts of the proposed Related Party Transaction or the proposed material amendment to such transaction; and 2) determine, based on all relevant facts and circumstances, if the Related Party Transaction is in the best interests of our Company and our shareholders.

The Company engaged in no Related Party Transactions in fiscal 2012.

AUDIT AND NON-AUDIT FEES

Audit and Non-Audit Fees. The following table presents fees for professional audit services rendered by Ernst & Young LLP, the Company's independent audit firm ("E&Y"), for the audit of our annual financial statements for the years ended December 29, 2012 and December 31, 2011.

	2012	2011
Audit Fees[1]	1,108	$ 888
Audit-Related Fees[2]	1,608	347
Tax Fees[3]	610	186
All Other Fees[4]	1	1
Total Fees	$3,327	$1,422

(1) Audit Fees consist of fees billed for professional services rendered for the audit of Symmetry Medical Inc.'s consolidated financial statements and services that are normally provided by E&Y in connection with statutory and regulatory filings or engagements.

(2) Audit-Related Fees include audit services and due diligence procedures related to merger and acquisition activities.

(3) Tax Fees are principally comprised of fees for services provided in connection with worldwide tax planning and compliance services and assistance with tax audits and appeals. This also includes work done related to tax analysis for merger and acquisition activities.

(4) All Other Fees are principally comprised of fees for the use of accounting research software.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor. Consistent with SEC regulations regarding auditor independence, the Audit Committee must pre-approve all audit and permissible non-audit services provided by our independent auditors. Our Non-Audit Services Pre-Approval Policy covers all services to be performed by our independent auditors. The policy contemplates a general pre-approval for all audit, audit-related, tax and all other services that are permissible, with a general pre-approval period of twelve months from the date of each pre-approval. Any other proposed services that are to be performed by our independent auditors, not covered by or exceeding the pre-approved levels or amounts, must be specifically approved in advance.

Prior to engagement, the Audit Committee will pre-approve the following categories of services. These fees are budgeted, and the Audit Committee requires the independent auditors and management to report actual fees versus the budget periodically throughout the year, by category of service.

a. **Audit** services include the annual financial statement audit (including required quarterly reviews), subsidiary audits, and other work required to be performed by the independent auditors to be able to form an opinion on our Consolidated Financial Statements. Such work includes, but is not limited to, comfort letters, and services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings.

b. **Audit-related** services are for services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the independent auditor. Such services typically include but are not limited to, due diligence services pertaining to potential business acquisitions or dispositions, accounting consultations related to accounting, financial reporting or disclosure matters not classified as "audit services," statutory audits or financial audits for subsidiaries or affiliates, and assistance with understanding and implementing new accounting and financial reporting guidance.

c. **Tax** services include all services performed by the independent auditors' tax personnel, except those services specifically related to the financial statements, and includes fees in the area of tax compliance, tax planning and tax advice.

REPORT OF THE AUDIT COMMITTEE

Since its creation in 2004, The Audit Committee of the Board has been composed entirely of non-management directors. In addition, the members of the Audit Committee meet the independence and experience/financial expertise requirements set forth by the SEC and the NYSE.

The Audit Committee of the Board operates pursuant to a written charter, which may be accessed through the Corporate Governance section of the Symmetry Medical, Inc. Web site, accessible through the Investor Relations page at www.symmetrymedical.com. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis.

Management has primary responsibility for the Company's financial statements and the reporting process, including the system of internal accounting controls that support those processes. As part of the Audit Committee's oversight function, the Audit Committee:

- Reviewed and discussed the Company's annual audited financial statements and quarterly financial statements, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's Form 10-K for the fiscal year ended December 29, 2012, with Management and E&Y. The Committee also reviewed related issues and disclosure items, including the Company's earnings press releases, and performed its regular review of critical accounting policies and the processes by which the Company's Chief Executive Officer and Chief Financial Officer certify the information contained in its quarterly and annual filings.

- Discussed with E&Y the matters required to be discussed by Statement No. 61, as amended (AICPA , Professional Standards, Vol. 1 AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Committee also received the written disclosures and letter from E&Y required by applicable requirements of the Public Company Accounting Oversight Board regarding E&Y's communications with the Committee concerning independence and discussed with E&Y their independence and related matters. The discussions with E&Y also included, but were not limited to, staffing, audit results for Fiscal 2012 and audit plans for Fiscal 2013.

During Fiscal 2012, the Committee held eight meetings, four of which were in person. During such in-person meetings, the Committee met with representatives of E&Y, both with management present and in private sessions without management present, to discuss the results of the audit and to solicit E&Y's evaluation of the Company's accounting principles, practices and judgments applied by management and the quality and adequacy of the Company's internal controls. At such in-person meetings, the Committee also met in private sessions with the Director of Internal Audit, who reports directly to the Committee, to discuss the audit results for Fiscal 2012 and audit plans for Fiscal 2013.

In performing the above-described functions, the Committee acts only in an oversight capacity and necessarily relies on the work and assurances of Company management and E&Y, which, in its report, expresses an opinion on the conformity of the Company's annual financial statements to accounting principles generally accepted in the United States.

In addition, in reliance upon the reviews and discussions as outlined above, the Committee recommended, and the Board of Directors approved, the inclusion of the Company's audited financial statements in its annual report on Form 10-K for the fiscal year ended December 29, 2012 for filing with the SEC and presentation to the Company's shareholders. The Committee also recommended that Ernst & Young LLP be re-appointed as the Company's independent auditors for fiscal year 2013 and this appointment be submitted to the Company's shareholders for ratification at the Annual Meeting.

THE AUDIT COMMITTEE
Francis T. Nusspickel, Chairman
James S. Burns, Member
Robert G. Deuster, Member

Notwithstanding anything to the contrary set forth in any of our previous or future filings with the Securities and Exchange Commission under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might "incorporate by reference" future or previous filings, including this proxy statement, in whole or in part, the previous "Report of the Compensation and Organizational Committee on Executive Compensation," and "Report of the Audit Committee" shall not be incorporated by reference into any such filings, nor shall they be deemed to be soliciting material or deemed filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended. This proxy statement also includes references to our or the SEC's Web site addresses. These Web site addresses are intended to provide inactive, textual references only. The information on these Web sites is not part of this proxy statement.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Our Board currently consists of six directors, in three classes, each of which is required to be as equal as possible in number. One class is elected at each Annual Meeting of Shareholders. We currently have two Class II directors, whose terms expire at this 2013 Annual Shareholders' Meeting, two Class III directors, whose terms will expire at the 2014 Annual Shareholders' Meeting, and two Class I directors, whose terms will expire at the 2015 Annual Meeting.

The Board has nominated two Class II directors for re-election at this meeting, James Burns and Craig Reynolds, to serve for a three year term, expiring at the Annual Meeting in 2016. These nominees for director have consented to serve, if elected, and we have no reason to believe that they will be unable to serve. Should any nominee become unavailable for any reason, proxies may be voted for an alternate candidate chosen by the Board. Nominees for Class II Directors are elected by a plurality of votes cast.

We will vote your shares as you specify on your proxy card. If you do not specify how you want your shares voted, we will vote them **FOR** the election of both of the nominees listed herein. If unforeseen circumstances (such as death or disability) make it necessary for us to substitute another person for either of the nominees, we will vote your shares **FOR** that other person. If you wish to have your shares voted for one but not both of the nominees, or if you wish to withhold your vote from one but not both of the nominees, you may so indicate on the proxy card. Proxies cannot be voted for a greater number of persons than the number of nominees named.

Our Board has nominated, upon recommendations from the Governance and Nominating Committee, the persons named below for election as Class II Directors. Following is the age, principal occupation during the past five years, and certain other information of each nominee.

CRAIG B. REYNOLDS has served as a Director since January 4, 2008, and is currently Chairman of the Board. From May 23, 2008 through June 22, 2009, Mr. Reynolds served as the chairman of the Finance and Systems committee and a member of the Governance and Nominating Committee. Mr. Reynolds is currently Chief Executive Officer and a director of Cereve, Inc., a medical company engaged in resolving insomnia issues. Prior to joining Cereve, Mr. Reynolds served as chief operating officer of Philips-Respironics Home Health Solutions, a subsidiary of Philips, from 2008 to 2010. Prior to Philips-Respironics, Mr. Reynolds was the chief operating officer and a board member of Respironics, Inc. (NASDQ:RESP), a company that develops, manufactures and markets medical devices worldwide. The product lines of Respironcs, Inc. included sleep medicine therapeutics and diagnostic equipment, intensive care ventilation, patient monitoring and respiratory drug delivery systems. Mr. Reynolds was with Respironics, Inc. since 1998. From 1993 to 1998, Mr. Reynolds was with Healthdyne Technologies, Inc. (NASDAQ:HDTC), a medical device company, serving for five years as chief executive officer and director. From 1981 through 1992 Mr. Reynolds was with Healthdyne, Inc. (NASDAQ:HDYN) in the positions of Executive VP (1981-1983), president of Healthdyne Cardiovascular Division (1984-1985) and president of Healthdyne Homecare Division (1986-1992). Mr. Reynolds earned his B.S. in industrial management from the Georgia Institute of Technology and his M.B.A. from Georgia State University.

JAMES S. BURNS has served as a director and member of the Audit Committee, Governance and Nominating Committee and the Finance and Systems Committee since the 2006 Annual Meeting of Shareholders. From April 2006 through May 2008, Mr. Burns served as Chairman of the Finance and Systems Committee, and currently serves as the chairman of the Governance and Nominating Committee. Mr. Burns is currently president, chief executive officer and director of AssureRx Health, Inc., a personalized medicine company focusing on neuropsychiatric disorders. He served as president and chief executive officer of EntreMed, Inc. from June 2004 to December 2008. From 2001-2003, Mr. Burns was a co-founder and served as president and as executive vice president of MedPointe, Inc., a specialty pharmaceutical company that developed, marketed and sold branded prescription pharmaceuticals. From 2000-2001, he served as a founder and managing director of MedPointe Capital Partners, a private equity firm that led a leveraged buyout of a NYSE company to form MedPointe Pharmaceuticals. From 1993 to 1999, Mr. Burns served as a founder, chairman, president and chief executive officer of Osiris Therapeutics, Inc., a publicly held biotech company developing therapeutic stem cell products for the regeneration of damaged or diseased tissue. From 1986-1992, he was vice chairman of HealthCare Investment Corporation and a founding general partner of Healthcare Ventures L.P., a venture capital partnership specializing in forming companies built around new pharmaceutical and biotechnology products. From 1981-1986, Mr. Burns served as group president and as vice president of the Laboratory Products Group at Becton Dickinson and Company, a multinational medical device company. Previously, he was a vice president and partner at Booz & Company, Inc., an international consulting firm. Mr. Burns has also served as a director of the International BioResources Group and the American Type Culture Collection (ATCC) through the end of 2012, and is currently a Director of Vermillion, Inc. (NASDAQ: VRML). He has also earned a NACD Board Leadership Fellow certification. Mr. Burns earned his B.S. and M.S. degrees in biological sciences from the University of Illinois and an M.B.A. degree from DePaul University.

The Board of Directors recommends a vote FOR the proposed election of the Class II Director Nominees described in this proxy statement.

PROPOSAL NO. 2:
ADVISORY VOTE ON COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), you are entitled to vote to approve the compensation of the Company's Named Executive Officers, as disclosed in this proxy statement. Pursuant to the vote on this issue at the 2011 annual meeting of shareholders we will provide you with this opportunity annually. While this vote is advisory in nature, the Compensation and Organizational Committee and the Board value your opinions and will consider the outcome of the vote when making future compensation decisions, as it did after last year's meeting and advisory vote.

We believe that our executive compensation programs are structured in the best manner possible to support our company and our business objectives, as well as to deliver solid shareholder value. As described more fully in the

Compensation Discussion and Analysis section of this proxy statement, the Company's executive compensation program is designed to attract, motivate and retain individuals with the skills required to formulate and drive our strategic direction and achieve annual and long-term performance goals necessary to create shareholder value. The compensation program seeks to align executive compensation with shareholder value on an annual and long-term basis through a combination of base pay, annual incentives and long-term incentives. Among the considerations that go into our compensation programs are:

- Our compensation programs are tied to our key business objectives and the success of our shareholders. If the value we deliver to our shareholders declines or is unacceptable, our executive compensation will be reduced significantly.
- Short term compensation, in the form of the Cash Bonus Programs, closely align with the shareholder's interests, as any payments are linked to achievement of target Earnings goals, and further tied to three performance metrics that are linked directly to the Company's success: attention to quality, customer service and cash generation.
- Long-term incentive awards, in the form of restricted stock, link executive compensation with increased shareholder value over time reflective of: 1) EPS growth vs. peer group median over one and two year timeframes; 2) return on assets vs. annual target; and 3) the achievement of strategic objectives approved by the Board.
- The level of at-risk compensation for the Chief Executive Officer and the other Named Executive Officers puts most of their compensation at risk of loss, with 75% of ongoing compensation for Mr. Sullivan being at risk. Based on budget and plans for 2013, 59% of total compensation is at risk for the other Named Executive Officers.
- We closely monitor the compensation programs and pay levels of executives from companies of similar size and complexity, so that we may ensure that our compensation programs are within the norm of a range of market practices.
- Our Named Executive Officers' total compensation is below both the average and median for comparable positions in the Peer Group.
- We maintain several governance programs designed to align executive compensation with shareholder interests and mitigate risks. These programs include: stock ownership guidelines, limited perquisites, and the use of tally sheets for comparison of Company compensation versus its Peer Group and others with whom the Company competes for talent.

We believe that the Company is in a position to deliver solid results for our shareholders and our customers through our diverse and engaged workforce and we believe our compensation program is tied to those goals.

The Board of Directors recommends a vote "FOR" the company's compensation of our Named Executive Officers as disclosed in the Compensation Discussion and Analysis section of this Proxy Statement and the accompanying compensation tables contained herein.

PROPOSAL NO. 3:
RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS

In accordance with the provisions of the Sarbanes-Oxley Act of 2002, the Audit Committee has appointed Ernst & Young, LLP as our independent auditors to conduct our annual audit for the year ending December 28, 2013. Although not required, but in accordance with established policy, we are submitting this appointment to shareholders for ratification. In the event the appointment is not ratified by a majority of votes cast, in person or by proxy, we anticipate that no change in auditors would be made for the current year because of the difficulty and expense of making any change so far into the current year. However, any such vote would be considered in connection with the auditors' appointment for the year ended December 28, 2013.

The Board of Directors recommends a vote FOR the ratification of the appointment of Ernst & Young, LLP as independent auditors for our fiscal year ending December 28, 2013.

Other Matters

We do not intend to bring any other matters before the Annual Meeting, nor are we aware of any other matters that are to be properly presented to the Annual Meeting by others. In the event that other matters do properly come before the Annual Meeting or any adjournments thereof, it is the intention of the persons named in the Proxy to vote such Proxy in accordance with their best judgment on such matters.

By Order of the Board of Directors

/s/ CRAIG B. REYNOLDS

Chairman of the Board
March 15, 2013

▼ **PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION.** ▼


SYMMETRY Medical

Proxy — Symmetry Medical Inc.

Solicited on Behalf of the Board of Directors

ANNUAL MEETING OF SHAREHOLDERS
April 26, 2013, beginning at 11:30 A.M. C.D.T.

Located at:
Nashville Airport Marriott
600 Marriott Drive
Nashville, Tennessee, 37214

The undersigned, revoking all prior proxies, hereby appoints Francis T. Nusspickel and Thomas J. Sullivan or either of them, each with the power to appoint his substitute, and hereby authorizes each of them to represent and to vote, as designated on the reverse side hereof, all the shares of Common Stock of Symmetry Medical Inc. held of record by the undersigned on March 4, 2013, at the Annual Meeting of Shareholders to be held on April 26, 2013, or any adjournment or postponement thereof.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any amendments or postponement thereof.

You are encouraged to specify your choices by marking the appropriate boxes ON THE REVERSE SIDE. You need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations. If no direction is given, this proxy will be voted FOR all proposals.

SYMMETRY MEDICAL INC.

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. To elect two Class II Directors for a three year term	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) Craig Reynolds
02) James Burns

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
2 To ratify the compensation of the Company's executive officers.	☐	☐	☐
3 To ratify the appointment of Ernst & Young, LLP as our independent auditors for the fiscal year ending December 28, 2013.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please indicate if you plan to attend this meeting. ☐ **Yes** ☐ **No**

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date